811-22201

K&L|GATES

40-33



K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000 www.klgates.com

October 14, 2009

By Hand Delivery

U.S. Securities and Exchange Commission
Attn: Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Direxion Shares ETF Trust (File No. 811-22201)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Ladies and Gentlemen:

Enclosed for filing on behalf of the Direxion Shares ETF Trust (the "Trust") pursuant to Section 33 of the Investment Company Act of 1940 are copies of the following pleadings, which have been filed in the United States District Court for the Southern District of New York:

- Complaint captioned *Stoopler v. Direxion Shares ETF Trust, et al.*, filed on or about September 17, 2009.
- Complaint captioned *Pfeiffer v. Direxion Shares ETF Trust, et al.*, filed on or about October 2, 2009.
- Complaint captioned *Longman v. Direxion Shares ETF Trust, et al.*, filed on or about October 5, 2009.

The above actions name as a party the Trust, its Trustees and certain of its affiliated persons. If you have any questions or comments concerning the foregoing, please call me at (202) 778-9187.

Sincerely,

Francine J. Rosenberger

Enclosures

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

EVAN STOOPLER, ON BEHALF OF HIMSELF AND ALL OTHERS SIMILARLY SITUATED, Plaintiffs,	)	CASE NO.: 09-CV-8011 (RJH) Judge Richard J. Holwell
vs.	)	
DIREXION SHARES ETF TRUST, Daniel O'Neill, Todd Kellerman, Daniel J. Byrne, Gerald E. Shanley, III, John Weisser and Rafferty Asset Management, LLC, Defendants.	)	JURY TRIAL DEMANDED ECF Designated

CLASS ACTION COMPLAINT

Plaintiff, individually and on behalf of all others similarly situated, by his attorneys, alleges the following upon information and belief, except for the allegations as to himself, which are alleged upon personal knowledge. The allegations are based on counsels' investigation, which included, among other things, reviewing documents filed with the United States Securities and Exchange Commission ("SEC"), and reports and interviews published in the press.

NATURE OF THE ACTION

1. This is a class action on behalf of all persons or entities that purchased or otherwise acquired shares in the Financial Bear 3X Shares Fund (the "FAZ Fund") an exchange-traded fund ("ETF" or "Fund") offered by Direxion Shares ETF Trust ("Direxion Shares" or the "Trust"), pursuant or traceable to Direxion Share's materially false or misleading Registration Statement, Prospectus and Statement of Additional Information (collectively, the "Registration Statement") issued in connection with the

FAZ Fund's shares (the "Class") during the period November 3, 2008 through April 9, 2009 (the "Class Period"). The Class is seeking to pursue remedies under §§11 and 15 of the Securities Act of 1933 (the "Securities Act"). This action asserts strict liability and negligence claims against Defendants.

2. Direxion Shares consists of a series of ETFs, including the FAZ Fund, regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"). ETFs, like the FAZ Fund, are low-cost funds that track a particular stock index and trade like stocks. Non-traditional, or so called "leveraged" and/or "inverse" ETFs, such as the FAZ Fund, have exploded in popularity over the last few years, offering investors alternative investment vehicles to take bullish or bearish and leveraged positions on popular stock indices. Available in a number of different forms, non-traditional ETFs have attracted increasingly significant investor assets.

3. Direxion Shares designs each of its ETFs to provide daily investment results, before fees and expenses, that correspond to the performance of a particular index or benchmark. Funds with the word "Bull" in their name (collectively, the "Bull Funds") attempt to provide investment results that correlate positively to the return of an index or benchmark, meaning the Bull Funds attempt to move in the same direction as the target index or benchmark. Funds with the word "Bear" in their name (collectively, the "Bear Funds"), such as the FAZ Fund, attempt to provide investor results that correlate negatively to the return of an index or benchmark, meaning that the Bear Funds attempt to move in the opposite or inverse direction of the target index or benchmark.

4. The correlations sought by the Bull Funds and the Bear Funds are generally a multiple of the returns or the inverse of a multiple of the returns of the target index or benchmark. For instance, the benchmark for the Large Cap Bull Shares is 300% of the daily price performance of the Russell 1000 Index while the benchmark for the Large Cap Bear 3X Shares is 300% of the inverse, or opposite, of the daily price performance of the Russell 1000 Index. If, on a given day, the Russell 1000 Index gains 1%, the Large Cap Bull 3X Shares is designed to gain approximately 3% (which is equal to 300% of 1%), while the Large Cap Bear 3X Shares is designed to lose approximately 3%. Conversely, if the Russell 1000 Index loses 1% on a given day, the Large Cap Bull 3X Shares is designed to lose approximately 3%, while the Large Cap Bear 3X Shares is designed to gain approximately 3%.

5. The FAZ Fund (the Financial Bear 3X Shares) seeks daily investment results, before fees and expenses, of 300% of the inverse (or opposite) of the price performance of the Russell 1000 Financial Services Index.

6. The FAZ Fund does not invest in equity securities. Under normal circumstances, it creates short positions by investing at least 80% of its net assets in financial instruments that, in combination, provide leveraged and unleveraged exposure to the Russell 1000 Financial Services Index, and the remainder in money market instruments.

7. In managing the Funds, including the FAZ Fund, Direxion acknowledges that it "does not use fundamental securities analysis to accomplish [the Funds'] objectives." Rather, Rafferty Asset Management, LLC ("Rafferty" or "Advisor"), the investment advisor to the Funds, "primarily uses statistical and quantitative analysis to

determine the investments each Fund makes and the techniques it employs. As a consequence, if a Fund is performing as designed, the return of the index or benchmark will dictate the return for that Fund. Each Fund pursues its investment objective regardless of market conditions and does not take defensive positions."

8. The FAZ fund was touted to be able to deliver triple the inverse return of the Russell 1000 Financial Services Index which fell approximately 12.6% from December 9, 2008 through April 9, 2009, ostensibly creating a profit to investors who anticipated a decline in the U.S. financial services market. In other words, the FAZ Fund should have appreciated by approximately 37% (3X the inverse of the decline in the Russell 1000 Financial Services Index) during this period. However, the FAZ Fund actually fell approximately 12% during this period – the antithesis of a directional play.[1] During the period November 19, 2008 through April 9, 2009 the Russell 1000 Financial Index gained approximately 6.7%. In other words the FAZ Fund should have lost approximately 20% of its value during this period. However, the FAZ Fund actually fell approximately 92% during this period. Underscoring just how dysfunctional Direxion Shares' Funds actually are, during this same period Direxion Shares' Financial Bull 3X Shares (the "FAS Fund") which also tracks the Russell 1000 Financial Services Index, but whose investment objective is the exact opposite of the FAZ Fund, also was down 58%. During the six month period ending April 30, 2009 the Russell 1000 Financial Services Index was down approximately 23%, yet both the FAZ and FAS Funds were down approximately 86% during this period.

[1] Investopedia explains directional trading as follows: "Simple investing. If you think a security is going up, you buy, if you think the security is going down, you sell. This is directional trading, no complicated strategies."

9. The FAZ Fund reached an intraday high of $201.86 per share in November 2008. On June 9, 2009, it closed at $4.34 per share, a loss of nearly 98%.

10. Given the spectacular tracking error (the divergence of the performance of the Fund from that of the benchmark or index) between the performance of the FAZ Fund and its benchmark index, the fact that Plaintiff and the Class sought to protect their assets by investing their monies on the correct directional play has been rendered meaningless. The FAZ Fund is, therefore, the equivalent of a defective product. The FAZ Fund did not do what it was designed to do, represented to do, or advertised to do.

11. Direxion Shares' Registration Statement and Prospectus did not disclose that the FAZ Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have had to clearly explain that, notwithstanding the name of the FAZ Fund, the investment objective of the FAZ Fund and the purpose of Direxion Shares' ETFs generally, the FAZ Fund would perform precisely the opposite of investors' reasonable expectations.

12. Direxion Shares states in its Registration Statement and Prospectus dated October 1, 2008, as supplemented on November 3, 2008, that "there is a special form of correlation risk that derives from these Funds' use of leverage, which is that for periods greater than one day, the use of leverage tends to cause the performance of the Fund to be either greater than or less than the index performance times the stated multiple in the Fund objective, before accounting for fees and expenses. . . . [F]or periods greater than one day, a leveraged fund is likely to underperform or overperform (but not match) the index performance times the stated multiple in the fund objective." In its

Prospectus, as supplemented on December 9, 2008, Direxion Shares states that "[t]he Funds are exchanged-traded funds that seek *daily leveraged* investment results. The funds are intended to be used as short-term trading vehicles. The pursuit of leveraged investment goals means that the funds are riskier than alternatives which do not use leverage. Further, the pursuit of *daily* leveraged investment goals means that the return of a Fund for a period longer than a single day will be the product of the series of *daily* leveraged returns for each day during the relevant period. As a consequence, especially in periods of market volatility, the path of the benchmark during the period may be at least as important to the Funds' return for the period as the cumulative return on the benchmark for the relevant period."

13. However, these statements do not warn investors that holding the FAZ Fund for more than a day will almost certainly lead to enormous losses. In fact, Direxion Shares could not make that statement and remain in business with respect to Direxion Shares' Funds. As Direxion Shares knew, investors did not view ETFs as day trading investment vehicles and did not day-trade the FAZ Fund. Moreover, it would be virtually impossible for all FAZ Fund purchasers to sell out of their positions at the end of each day.

14. Furthermore, Direxion Shares does not market the FAZ Fund or its other ETFs as day trading vehicles. In fact, in response to an ETF warning issued by the Financial Industry Regulatory Authority after the close of the Class Period, Direxion Shares publicly stated that "[a] rational investor, considering all of the relevant factors and with a full understanding of the ETFs operation and performance characteristics, may decide to hold . . . [a leveraged or inverse leveraged] ETF for periods longer (and

perhaps far longer) than a single day." The Direxion Shares' Registration Statement and Prospectus even provide hypothetical examples of fees that investors may encounter over one year and three year periods, indicating that long term investing in the FAZ Fund is a perfectly reasonable investment strategy.

15. Direxion Shares imposes no temporal limits on investors in its leveraged Bear and Bull funds. Moreover, Direxion Shares suggests through the language in its Registration Statement and Prospectus that its Funds are appropriate investment vehicles for retail investors:[2]

> Shares may only be purchased from or redeemed with the Funds in Creation Units. As a result, ***retail investors*** generally will not be able to purchase or redeem Shares directly from or with the Funds. ***Most retail investors will purchase or sell Shares in the secondary market with the assistance of a broker.*** Thus, some of the information contained in this prospectus such as information about purchasing and redeeming Shares with the Fund and all references to the transaction fee imposed on purchases and redemptions, is not relevant to ***retail investors***.
>
> ***
>
> **A Precautionary Note to Retail Investors** the Depository Trust Company ("DTC"), a limited trust company and securities depositary that serves as a national clearinghouse for the settlement of trades for its participating banks and broker-dealers, or its nominee will be the registered owner of all outstanding Shares of each Fund of the Trust. Your ownership of Shares will be shown on the records of DTC and the DTC Participant broker through whom you hold the Shares. THE TRUST WILL NOT HAVE ANY RECORD OF YOUR OWNERSHIP. ***Your account information will be maintained by your broker, who will provide you with account statements, confirmations of your purchases and sales of Shares, and tax information.*** Your broker also will be responsible for ensuring that you receive shareholder reports and other communications from the Fund whose Shares you own. Typically, you will receive other services (e.g., average cost information) only if your broker offers these services.

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[2] Retail investors are individuals who purchase securities for their own personal accounts rather than for an organization. Retail investors typically trade in much smaller amounts, and less frequently, than institutional investors such as mutual funds, pension funds, or university endowments.

(emphasis in bold italics added).

16. On April 10, 2009 Direxion Shares began to come clean about the true risks of its highly leveraged ETF products when it disclosed, among other things, in its supplemented Prospectus filed with the SEC on that date that the ***"return of each Fund for periods longer than a single day, especially in periods of market volatility, may be completely uncorrelated to the return of the Fund's benchmark for such longer period...[;] [t]he Funds are not intended to be used by, and are inappropriate for, investors who intend to hold positions."*** (emphasis added). The Prospectus also for the first time titled Direxion Shares' ETFs "daily funds" as exemplified by the new title given to the FAZ Fund, the "Direxion ***Daily*** Financial Bear 3X Shares." (emphasis added).

17. On June 11, 2009, the Financial Industry Regulatory Authority ("FINRA") issued Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice cautioned that "**inverse and leveraged ETFs . . . typically are unsuitable for *retail investors who plan to hold them for longer than one trading session***, particularly in volatile markets." (emphasis added). FINRA also reminded those who deal in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Thereafter, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products. . . ."

18. FINRA issued additional warnings on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis -- but with the effects of compounding over a longer timeframe, results differ significantly.

19. Since FINRA's warnings, Edward Jones & Company ("Edward Jones") halted the sale of its non-traditional ETFs, such as the FAZ Fund. Edward Jones called ETFs, like the FAZ Fund, "one of the most misunderstood and potentially dangerous types of ETFs."

20. UBS has also said it would not trade ETFs that use leverage or sell an asset short. Similarly, Ameriprise Financial and LPL Investment Holdings, Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo and Morgan Stanley Smith Barney are now also reviewing their policies on non-traditional ETFs.

21. As reported on July 30, 2009 by the Wall Street Journal, Charles Schwab ("Schwab") issued an unusual warning on July 28, 2009 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting. . . .Proceed with extreme caution."

22. And on August 18, 2009 the SEC staff and FINRA issued an alert entitled "Leveraged and Inverse ETFs: Specialized Products with Extra Risks for Buy-And-Hold Investors." The alert was issued "because we believe individual investors may be confused about the performance objectives of leveraged and inverse exchange-traded funds (EFTs)." Among other things the alert advised investors that before investing in leveraged ETFs investors should ask:

- **What happens if I hold longer than one trading day?** While there may be trading and hedging strategies that justify holding

> these investments longer than a day, buy-and-hold investors with an intermediate or long-term time horizon should carefully consider whether these ETFs are appropriate for their portfolio. As discussed above, because leveraged and inverse ETFs reset each day, their performance can quickly diverge from the performance of the underlying index or benchmark. ***In other words, it is possible that you could suffer significant losses even if the long term performance of the index showed a gain.***

(emphasis in bold italics added).

23. And in a news release dated August 18, 2009 the North American Securities Administrators Association ("NASAA"), whose members include securities administrators of the 50 United States, "identified real estate investment schemes, leveraged ETFs, private placement offerings, natural resources investments, and Ponzi schemes as the greatest potential threats to investors this year." With respect to leveraged ETFs NASAA stated:

> Leveraged Exchange Traded Funds (ETFs). **This relatively new financial product has been offered to individual investors who may not be aware of the risks these funds carry.** The funds which trade throughout the day like a stock, use exotic financial instruments, including options and other derivatives, and promise the potential to provide greater than market returns as the value of the underlying assets rise or fall. **Given their volatility, these funds typically are not suitable for most *retail investors*.**

(emphasis added).

24. Direxion Shares' disclosures in its Registration Statement simply do not rise to this level of clarity. The point of a Registration Statement "should be to inform, not to challenge the readers' critical wit."[3] Investors in Direxion Shares' funds, including the FAZ Fund, have been deceived by the notion of directional investment plays. Direxion Shares has violated the spirit and purpose of the registration requirements of the Securities Act: "To protect investors by promoting full disclosure of information

---

[3] *Virginia Bankshares, Inc. v. Sandberg,* 501 U.S. 1083, 1097 (1991).

thought necessary to informed investment decisions."[4] The registration provisions of the Securities Act are designed not only to protect immediate recipients of distributed securities but also subsequent purchasers from them.[5]

25. The FAZ Fund did not go up when its benchmark index went down. In fact in most cases, by its nature, the FAZ fund would not go up for periods longer than one day; and investors in the FAZ Fund have been shocked to learn that their supposedly safe hedges have caused them substantial losses. Defendants failed to disclose, among other things, the following risks in the Registration Statement and Prospectus:

- Inverse correlation between the FAZ Fund and the Russell 1000 Financial Services Index over time would only happen in the rarest of circumstances, and inadvertently, if at all;
- The extent to which performance of the FAZ Fund would inevitably diverge from the performance of the Russell 1000 Financial Services Index - - *i.e.*, the high probability, if not certainty, of spectacular tracking error;
- The severe consequences of high market volatility on the FAZ Fund's investment objective and performance;
- The severe consequences of inherent path dependency in periods of high market volatility on the FAZ Fund's performance;
- The role the FAZ Fund plays in increasing market volatility, particularly in the last hour of trading;
- The consequences of the FAZ Fund's daily hedge adjustment always going in the same direction as the movement of the underlying index, notwithstanding that it is an inverse leveraged ETF;
- The FAZ Fund causes dislocations in the stock market;
- The FAZ Fund offers a seemingly straight forward way to obtain desired exposure, but such exposure is not attainable through the FAZ Fund for periods greater than one day.

---

4 *SEC v. Ralston Purina Co.*, 346 U.S. 119, 124 (1953).

5 *Sec v. Great American Indus., Inc.*, 407 F.2d 453, 463 (2nd Cir. 1968).

JURISDICTION AND VENUE

26. The claims asserted herein arise under and pursuant to §§11 and 15 of the Securities Act, 15 U.S.C. §§77k and 77o.

27. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331 and §22 of the Securities Act.

28. Venue is proper in this district pursuant to 28 U.S.C. §1391(b), because many of the acts and practices complained of herein occurred in substantial part in this district, and the shares of the FAZ Fund trade in this district on the New York Stock Exchange ("NYSE") Arca.

29. In connection with the acts alleged in this Complaint Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

30. Plaintiff Evan Stoopler purchased shares of the FAZ Fund and was damaged thereby as detailed in the Certification attached hereto as Exhibit 1.

31. Defendant Direxion Shares ETF Trust is a Delaware statutory trust and a registered investment company offering a number of separate exchange-traded funds (ETFs), including the FAZ Fund, to the public. Shares of the FAZ Fund trade on the NYSE Arca. Unlike conventional mutual funds, shares are not individually redeemable securities. Rather, each Fund issues and redeems shares on a continuous basis at net asset value ("NAV") only in large blocks of shares called "Creation Units." Until December 15, 2008 a Creation Unit consisted of 100,000 shares. Thereafter, a

Creation Unit consisted of 50,000 shares. Creation Units of the Bear Funds are purchased and redeemed for cash.

32. Defendant Daniel D. O'Neill is the President and a Trustee of Direxion Shares. O'Neill signed the Registration Statement.

33. Defendant Todd Kellerman is the Treasurer and Controller of Direxion Shares. Kellerman signed the Registration Statement.

34. Defendant Daniel J. Byrne is a Trustee of Direxion Shares. Defendant Byrne signed the Registration Statement.

35. Defendant Gerald E. Shanley, III is a Trustee of Direxion Shares. Defendant Shanley signed the Registration Statement.

36. Defendant Rafferty Asset Management LLC ("Rafferty") is the investment advisor for the FAZ Fund. Rafferty provides investment management services to the FAZ Fund. Rafferty was responsible for developing, implementing, and supervising the FAZ Fund's investment program. Defendant O'Neill is the Managing Director of Rafferty.

CLASS ACTION ALLEGATIONS

37. Plaintiff brings this action as a class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the FAZ Fund pursuant or traceable to Direxion Shares' false and misleading Registration Statement during the period November 3, 2008 through April 9, 2009 and were damaged thereby. Excluded from the Class are Defendants, the officers, directors and trustees of Direxion Shares, at all relevant times, members of

their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

38. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class.

39. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

40. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

41. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Securities Act was violated by Defendants' acts as alleged herein;

(b) whether statements made by Defendants to the investing public in the Registration Statement misrepresented material facts about the business, operations and/or management of the FAZ Fund; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

42. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

Traditional ETFs

43. ETFs are investment companies that are legally classified as open-ended companies or unit investment trusts. ETFs are frequently considered low cost index mutual funds that trade like stocks. ETFs, however, differ from traditional mutual funds in the following ways:

(a) ETFs do not sell individual shares directly to investors and only issue shares in large blocks (of 50,000 shares, for example) that are known as "Creation Units";

(b) Investors generally do not purchase Creation Units with cash (although Creation Units in the FAZ Fund are purchased for cash). Instead, generally, investors buy Creation Units with a basket of securities that generally mirrors an ETF portfolio;

(c) After purchasing a Creation Unit, an investor often splits it up and sells the individual shares on a secondary market. This permits other investors to purchase individual shares (instead of Creation units); and

(d) Investors who want to sell their ETF shares have two options: (1) they can sell individual shares to other investors in the secondary market, or (2) they can sell the Creation Units back to the ETF. ETFs generally redeem Creation Units by giving investors the securities that comprise the portfolio instead of cash (although Creation Units in the FAZ Fund are redeemed for cash).

43. In 1993, the American Stock Exchange launched the first traditional ETF, called the Spiders (or SPDR), which tracked the S&P 500 Index. Soon after, more ETFs were introduced to the market, for example the Diamonds ETF in 1998, which tracked the Dow Jones Industrial Average, and the Cubes in 1999, which tracked the NASDAQ 100 Index.

Non-Traditional/Leveraged ETFs

44. Non-traditional, or leveraged ETFs – sometimes referred to as "exotic" ETFs – are even newer breeds of ETFs that seek to deliver multiples of the performance of the index or benchmark they track. Some leveraged ETFs are "inverse" or "short" funds, like the FAZ Fund, meaning that they seek to deliver the opposite of the performance of the index or benchmark they track. Like traditional ETFs, some inverse ETFs track broad indices, some are sector-specific, and still others are linked to commodities or currencies. Inverse ETFs are often marketed as a way for investors to profit from, or at least hedge their exposure to, downward moving markets.

45. Some non-traditional ETFs, such as the FAZ Fund, are both short and leveraged, meaning that they seek to achieve a return that is a multiple of the inverse performance of the underlying index. An inverse ETF that tracks the S&P 500, for example, seeks to deliver the inverse of the performance of the S&P 500, while a

double-leveraged inverse S&P 500 ETF seeks to deliver twice the opposite of the index's performance. To accomplish their objectives, leveraged and inverse ETFs pursue a range of complex investment strategies through the use of short sales, swaps, futures contracts and other derivative instruments.

46. Most leveraged and inverse ETFs, including the FAZ Fund, "reset" daily. This results in "compounding" effects. Using a two-day example, if the index goes from 100 to close at 101 on the first day and back down to close at 100 on the next day, the two-day return of an inverse ETF will be different than if the index had moved up to close at 110 the first day but then back down to close at 100 on the next day. In the first case with low volatility, the inverse ETF losses 0.02 percent; but in the second more volatile scenario, the inverse ETF loses 1.82 percent.

The False and Misleading Registration Statement

47. Direxion Shares' Registration Statement for the FAZ Fund, and certain other funds, became effective on September 17, 2008.

48. On September 29, 2008 Direxion Shares filed a post effective Amended Registration Statement for the FAZ Fund, and certain other Funds, with the SEC, effective September 29, 2008, including a Prospectus which was filed with the SEC effective October 3, 2008 as supplemented on November 3, 2008, filed November 7, 2008, as supplemented on December 9, 2008. The Registration Statement was signed by Defendants O'Neill, Kellerman, Byrne, Shanley and Weiser. On December 17, 2008 Direxion Shares filed another post effective Amendment to its Registration Statement which became effective on February 15, 2009. The Registration Statement was signed by Defendants O'Neill, Byrne, Shanley and Weisser.

49. On November 3, 2008 Direxion Shares issued a press release entitled "Direxion Launches Eight New Leveraged ETFs; innovative funds benchmarked to help advisors and investors seeking to outperform major Russell Indexes in Bull and Bear markets." Among those eight funds offered by Direxion Shares was the FAZ Fund. The Company's press release provided in part:

> Boston, MA – November 3, 2008 - Direxion, a pioneer in providing alternative investment strategies to sophisticated investors, today announced their entrance into the ETF space with the Direxion Shares 3X Exchange-Traded Funds, slated to begin trading Wednesday, November 5, 2008. The new ETFs are a group of leveraged Bull and Bear index funds that seek 300% of the daily performance, or 300% of the inverse of the daily performance (before fees and expenses) of the four distinct Russell indexes they benchmark. There is no guarantee that the funds will achieve their objective.
>
> The new Direxion Shares ETFs are designed to give investment advisors and sophisticated investors the ability to execute active trading strategies in all types of markets. The funds deliver increased market exposure via 3 to 1 leverage, long and short of their respective indices and afford investors the opportunity to effectively allocate capital to seek improved risk-adjusted returns. Direxion Shares ETFs represent the highest amount of leverage, currently available in the ETF space.
>
> "These eight leveraged index Bull and Bear ETFs will give our investors the ability to achieve increased exposure to the diversified Russell 1000®, Russell 2000®, Russell 1000® Energy and Russell 1000® Financial Services Indexes — critical investment tools for navigating changing markets," said Dan O'Neill, Direxion Shares' President. "We're thrilled to be the first to deliver portfolio solutions that track these dynamic Russell indexes using the power of leverage."
>
> ***
>
> The ETF structure allows investors to benefit from the flexibility and low cost features of an exchange traded fund product, coupled with the leveraged investment solution experience that Direxion Funds is known for in the mutual fund industry.
>
> "Our new leveraged Bull and Bear ETFs offer an unprecedented level of leverage in the ETF arena, something that today's dynamic investors are demanding," said Bill Franca, Direxion's Executive Vice President of Sales and Distribution. "Direxion Shares will give savvy investors the array of

important investment options they have been seeking to actively capitalize on the volatility of today's markets."

50. On November 19, 2008, the FAZ Fund began trading on the NYSE Arca.

51. The November 3, 2008 Prospectus for the FAZ Fund, among others, filed with the SEC on November 7, 2008 describes the Funds' investment techniques and policies:

> Rafferty Asset Management, LLC ("Rafferty" or "Adviser"), the investment adviser to the Funds, uses a number of investment techniques in an effort to achieve the stated goal for each Fund. For the Bull Funds, Rafferty attempts to magnify the returns of each Bull Fund's index or benchmark for the relevant period. The Bear Funds are managed to provide returns inverse (or opposite) by a defined percentage to the return of each Bear Fund's index or benchmark for the relevant period. Rafferty creates net "long" positions for the Bull Funds and net "short" positions for the Bear Funds. (Rafferty may create short positions in the Bull Funds and long positions in the Bear Funds even though the net exposure in the Bull Funds will be long and the net exposure in the Bear Funds will be short.) Long positions move in the same direction as their index or benchmark, advancing when the index or benchmark advances and declining when the index or benchmark declines. Short positions move in the opposite direction of the index or benchmark, advancing when the index or benchmark declines and declining when the index or benchmark advances. Rafferty generally does not use fundamental securities analysis to accomplish such correlation. Rather, Rafferty primarily uses statistical and quantitative analysis to determine the investments each Fund makes and the techniques it employs. As a consequence, if a Fund is performing as designed, the return of the index or benchmark will dictate the return for that Fund. Each Fund pursues its investment objective regardless of market conditions and does not take defensive positions.
>
> A Fund generally will hold a representative sample of the securities in its benchmark index. The sampling of securities that is held by a Fund is intended to maintain high correlation with, and similar aggregate characteristics (e.g., market capitalization and industry weightings) to, the benchmark index. A Fund also may invest in securities that are not included in the index or may overweight or underweight certain components of the index.
>
> A Fund's assets may be concentrated in an industry or group of industries to the extent that the Fund's benchmark index concentrates in a particular industry or group of industries. In addition, each Fund is non-diversified,

which means that it may invest in the securities of a limited number of issuers.

Each Bull Fund and Bear Fund has a clearly articulated goal which requires the Fund to seek economic exposure in excess of its net assets. To meet its objectives, each Fund invests in some combination of financial instruments so that it generates economic exposure consistent with the Fund's investment objective.

The impact of market movements determines whether a portfolio needs to be re-positioned. If the target index has risen on a given day, a Bull Fund's net assets should rise, meaning the Fund's exposure may need to be increased. Conversely, if the target index has fallen on a given day, a Bull Fund's net assets should fall, meaning the Fund's exposure may need to be reduced. If the target index has risen on a given day, a Bear Fund's net assets should fall, meaning the Fund's exposure may need to be reduced. If the target index has fallen on a given day, a Bear Fund's net assets should rise, meaning the Fund's exposure may need to be increased. A Fund's portfolio may also need to be changed to reflect changes in the composition of an index and corporate actions like stock splits and spin-offs. Rafferty increases the Fund's exposure when its assets rise and reduces the Fund's exposure when its assets fall. To determine which instruments to purchase or sell, Rafferty identifies instruments it believes exhibit price anomalies among the relevant group of financial instruments to identify the more advantageous instrument.

Each Bull and Bear Fund is designed to provide daily investment returns, before fees and expenses, that are a multiple of the returns of its index or benchmark for the stated period. While Rafferty attempts to minimize any "tracking error" (the statistical measure of the difference between the investment results of a Fund and the performance of its index or benchmark), certain factors will tend to cause a Fund's investment results to vary from the stated objective. A Fund may have difficulty in achieving its daily target due to fees and expenses, high portfolio turnover, transaction costs and/or a temporary lack of liquidity in the markets for the securities held by the Fund. In addition, a Fund may have difficulty achieving its daily target if the Fund's target index moves dramatically in a direction adverse to the Fund and the Fund is unable to maintain its portfolio. This should not occur unless the daily movement of the target index is in excess of 25%.

Each Bull and Bear Fund invests significantly in swap agreements, forward contracts, reverse repurchase agreements, options, including futures contracts, options on futures contracts and financial instruments such as options on securities and stock indices options, and caps, floors and collars. Rafferty uses these types of investments to produce economically "leveraged" investment results. Leveraging allows Rafferty to generate a greater positive or negative return than what would be generated on the invested capital without leverage, thus changing small market movements into larger changes in the value of the investments of a Fund.

Seeking daily leveraged investment results provides potential for greater gains and losses relative to benchmark performance. For instance, the Large Cap Bull 3X Shares seeks to provide, before fees and expenses, 300% of the daily return of the Russell 1000® Index. If the Russell 1000® Index gains 2% on a given day, the Large Cap Bull 3X Shares would be expected to gain about 6%. Conversely, if the Russell 1000® Index declines 2% on a given day, the Large Cap Bull 3X Shares would be expected to about lose 6%.

***

The Projected Return of a Bear Fund. A Bear Fund seeks to provide a daily return which is a multiple of the inverse (or opposite) of the daily return of a target index or benchmark. To create the necessary exposure, a Bear Fund engages in short selling — borrowing and selling securities it does not own. The money that a Bear Fund receives from short sales — the short sale proceeds — is an asset of the Bear Fund that can generate income to help offset the Bear Fund's operating expenses. If the Russell 1000® Index declines 2% on a given day, the gross expected return for the Large Cap Bear 3X Shares would be 6% and the net expected return, which factors in interest income and the impact of operating expenses, will be slightly higher under normal market conditions.

The Projected Returns of Leveraged Index Funds for Periods Longer Than the Target Period. The Funds seek daily leveraged investment results which should not be equated with seeking a leveraged goal for longer than a day. For instance, if the Russell 1000® Index gains 10% during a year, the Large Cap Bull 3X Shares should not be expected to provide a return of 30% for the year even if it meets its daily target throughout the year. This is true because of the financing charges noted above but also because the pursuit of daily goals may result in daily leveraged compounding, which means that the return of an index over a period of time greater than one day multiplied by a Fund's daily target or inverse daily target (*e.g.*, 300% or -300%) will not generally equal a Fund's performance over that same period.

52. Primarily with respect to leverage, compounding and volatility risks, the Prospectus made the following disclosures:

Correlation Risk

A number of factors may affect a Fund's ability to achieve a high degree of correlation with its benchmark, and there can be no guarantee that a Fund will achieve a high degree of correlation. A failure to achieve a high degree of correlation may prevent a Fund from achieving its investment objective. A number of factors may adversely affect a Fund's correlation with its benchmark, including fees, expenses, transaction costs, costs associated with the use of leveraged investment techniques, income items and accounting standards. A Fund may not have investment exposure to all securities in its underlying benchmark index, or its weighting of investment exposure to such stocks or industries may be different from that of the index. In addition, a Fund may invest in securities or financial instruments not included in the index underlying its benchmark. A Fund may be subject to large movements of assets into and out of the Fund, potentially resulting in the Fund being over- or under-exposed to its benchmark. Activities surrounding annual index reconstitutions and other index rebalancing or reconstitution events may hinder the Funds' ability to meet their daily investment objective on that day. Each Fund seeks to rebalance its portfolio daily to keep leverage consistent with each Fund's daily investment objective.

Certain Funds are "leveraged" funds in the sense that they have investment objectives to match a multiple of the performance of an index on a given day. These Funds are subject to all of the correlation risks described above. In addition, there is a special form of correlation risk that derives from these Funds' use of leverage, which is that for periods greater than one day, the use of leverage tends to cause the performance of a Fund to be either greater than or less than the index performance times the stated multiple in the fund objective, before accounting for fees and fund expenses.

Each of the three graphs below shows a simulated hypothetical one year performance of an index compared with the performance of a Fund that perfectly achieves its investment objective of three times (300%) the daily index returns. The graphs demonstrate that, for periods greater than one day, a leveraged Fund is likely to underperform or over-perform (but not match) the index performance times the stated multiple in the Fund objective.

To isolate the impact of leverage, these graphs assume a) no dividends paid by the companies included on the index; b) no fund expenses; and c) borrowing/lending rates (to obtain required leverage) of zero percent. If fund expenses were included, the Fund's performance would be lower than that shown. Each of the graphs also assumes a volatility rate of 15%, which is approximate for a major domestic index. An index's volatility rate is a statistical measure of the magnitude of fluctuations in the returns of an index. Other indexes to which the Funds are benchmarked have different historical volatility rates; certain of the Funds' historical volatility rates are substantially in excess of 15%.

Flat Market


One Year Index Returns
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0
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Upward Trending Market


One Year Index Returns
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Downward Trending Market


One Year Index Returns
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***

Inverse Correlation Risk

Each Bear Fund is negatively correlated to its index or benchmark and should lose money when its index or benchmark rises — a result that is the opposite from conventional funds. Because each Bear Fund seeks daily returns inverse by a defined percentage to its index or benchmark, the difference between a Bear Fund's daily return and the price performance of its index or benchmark may be negatively compounded during periods in which the markets decline.

***

Tracking Error Risk

Several factors may affect a Fund's ability to achieve its daily target. A Fund may have difficulty achieving its daily target due to fees and expenses, high portfolio turnover, transaction costs, and/or a temporary lack of liquidity in the markets for the securities held by a Fund. A failure to achieve a daily target may cause a Fund to provide returns for a longer period that are worse than expected. In addition, a Fund that meets its daily target over a period of time may not necessarily produce the returns that might be expected in light of the returns of its index or benchmark for that period. Differences may result from the compounding effect of daily market fluctuations, the use of leverage and the Bear Funds' inverse correlation.

53. Suggesting that the Funds' including the FAZ Fund, are appropriate investment vehicles for long term and retail investors the Prospectus discloses:

Shares may only be purchased from or redeemed with the Funds in Creation Units. As a result, ***retail investors*** generally will not be able to purchase or redeem Shares directly from or with the Funds. ***Most retail investors will purchase or sell Shares in the secondary market with the assistance of a broker.*** Thus, some of the information contained in this prospectus such as information about purchasing and redeeming Shares with the Fund and all references to the transaction fee imposed on purchases and redemptions, is not relevant to ***retail investors***.

***

High Portfolio and Turnover Risk

Frequent trading could increase the rate of creations and redemptions of Fund Shares and the Funds' portfolio turnover, which could involve correspondingly greater expenses to a Fund, including brokerage commissions or dealer mark-ups/mark-downs and adverse tax consequences to a Fund's shareholders.

Unlike traditional mutual funds, however, each Fund issues and redeems its Shares at NAV per share in Creation Units plus applicable transaction fees and each Fund's Shares may be purchased and sold on the Exchange at prevailing market prices. ***Given this structure, the risks of frequent trading may be less than in the case of a traditional mutual fund.*** Nevertheless, to the extent that purchases and redemptions directly with the Funds are effected in cash rather than through a combination or redemption of portfolio securities, frequent purchases and redemptions could still increase the rate of portfolio turn-over.

The costs associated with the Funds' portfolio turnover will have a negative impact on longer-term investors. Although the Funds reserve the right to reject any purchase orders or suspend the offering of Fund Shares, the Funds do not currently impose any trading restrictions on Fund shareholders nor actively monitor for trading abuses.

***

A Precautionary Note to Retail Investors. The Depository Trust Company ("DTC"), a limited trust company and securities depositary that serves as a national clearinghouse for the settlement of trades for its participating banks and broker-dealers, or its nominee will be the registered owner of all outstanding Shares of each Fund of the Trust. Your ownership of Shares will be shown on the records of DTC and the DTC Participant broker through whom you hold the Shares. THE TRUST WILL NOT HAVE ANY RECORD OF YOUR OWNERSHIP. ***Your account information will be maintained by your broker, who will provide you***

with account statements, confirmations of your purchases and sales of Shares, and tax information. Your broker also will be responsible for ensuring that you receive shareholder reports and other communications from the Fund whose Shares you own. Typically, you will receive other services (e.g., average cost information) only if your broker offers these services.

(emphasis in bold italics added).

54. The Statement of Additional Information ("SAI") incorporated into the Prospectus by reference contains the following additional misleading risk disclosures:

<u>Risk of Tracking Error</u>

Several factors may affect a Fund's ability to track the performance of its applicable index. Among these factors are: (1) Fund expenses, including brokerage expenses and commissions (which may be increased by high portfolio turnover); (2) less than all of the securities in the target index being held by a Fund and securities not included in the target index being held by a Fund; (3) an imperfect correlation between the performance of instruments held by a Fund, such as futures contracts and options, and the performance of the underlying securities in the cash market comprising an index; (4) bid-ask spreads; (5) a Fund holding instruments that are illiquid or the market for which becomes disrupted; (6) the need to conform a Fund's portfolio holdings to comply with that Fund's investment restrictions or policies, or regulatory or tax law requirements; and (7) market movements that run counter to a Bull Fund's investments (which will cause divergence between a Fund and its target index over time due to the mathematical effects of leveraging).

While index futures and options contracts closely correlate with the applicable indices over long periods, shorter-term deviation, such as on a daily basis, does occur with these instruments. As a result, a Fund's short-term performance will reflect such deviation from its target index.

In the case of Bear ETFs whose NAVs are intended to move inversely from their target indices, the factor of compounding also may lead to tracking error. Even if there is a perfect inverse correlation between a Fund and the return of its applicable target index on a daily basis, the symmetry between the changes in the benchmark and the changes in a Fund's NAV can be altered significantly over time by a compounding effect. For example, if a Fund achieved a perfect inverse correlation with its target index on every trading day over an extended period and the level of returns of that index significantly decreased during that period, a compounding effect for that period would result, causing an increase in a Fund's NAV by a percentage that is somewhat greater than the percentage that the index's returns decreased. Conversely, if a Fund maintained a perfect inverse correlation with its target index over an extended period and if the level of returns of that index significantly increased over that period, a compounding effect would result, causing a decrease of a Fund's NAV by a percentage that would be somewhat less than the percentage that the index returns increased.

Leverage

Each Fund intends regularly to use leveraged investment techniques in pursuing its investment objectives. Utilization of leverage involves special risks and should be considered to be speculative. Leverage exists when a Fund achieves the right to a return on a capital base that exceeds the amount the Fund has invested. Leverage creates the potential for greater gains to shareholders of these Funds during favorable market conditions and the risk of magnified losses during adverse market conditions. Leverage is likely to cause higher volatility of the net asset values of these Funds' Shares. Leverage may involve the creation of a liability that does not entail any interest costs or the creation of a liability that requires the Fund to pay interest which would decrease the Fund's total return to shareholders. If these Funds achieve their investment objectives, during adverse market conditions, shareholders should experience a loss greater than they would have incurred had these Funds not been leveraged.

Special Note Regarding the Correlation Risks of Bull Funds. As discussed in the Prospectus, each of the Funds is a "leveraged," or Bull Fund, in the sense that each has an investment objective to match a multiple of the performance of an index on a given day. The Funds are subject to all of the correlation risks described in the Prospectus. In addition, there is a special form of correlation risk that derives from the Funds' use of leverage, which is that for periods greater than one day, the use of leverage tends to cause the performance of a Fund to be either greater than, or less than, the index performance times the stated multiple in the fund objective.

A Bull Fund's return for periods longer than one day is primarily a function of the following:

a) index performance;

b) index volatility;

c) financing rates associated with leverage;

d) other fund expenses;

e) dividends paid by companies in the index; and

f) period of time.

The fund performance for a Bull Fund can be estimated given any set of assumptions for the factors described above. The tables below illustrate the impact of two factors, index volatility and index performance, on a Bull Fund. Index volatility is a statistical measure of the magnitude of fluctuations in the returns of an index and is calculated as the standard deviation of the natural logarithms of one plus the index return (calculated daily), multiplied by the square root of the number of trading days per year (assumed to be 252). The tables show estimated fund returns for a number of combinations of index performance and index volatility over a one year period. Assumptions used in the tables include: a) no dividends paid by the companies included in the index; b) no fund expenses; and c) borrowing/lending rates (to obtain leverage) of zero percent. If fund expenses were included, the fund's performance would be lower than shown.

The first table below shows an example in which a Bull Fund that has an investment objective to correspond to three times (300% of) the daily performance of an index. The Bull Fund could be expected to achieve a 30% return on a yearly basis if the index performance was 10%, absent any costs or the correlation risk or other factors described above and in the Prospectus under "Correlation Risk." However, as the table shows, with an index volatility of 20%, such a fund would return 18.02%, again absent any costs or other factors described above and in the Prospectus under "Correlation Risk." In the charts below, areas shaded green represent those scenarios where a Bull Fund with the investment objective described will outperform (i.e., return more than) the index performance times the stated multiple in the Fund's investment objective; conversely areas shaded red represent those scenarios where the Fund will underperform (i.e., return less than) the index performance times the stated multiple in the Fund's investment objective.

55. Directly below these disclosures the Statement of Additional Information depicts three tables intended to illustrate (a) estimated Fund return over one year when the Fund objective is to seek daily investment results, before fund fees and expenses and leverage costs, that correspond to 300% of the daily performance of an index; (b) estimated Fund return over one year when the Fund objective is to seek daily investment results, before fees and expenses, that correspond to the inverse (minus 100%) of the daily performance of an index; and (c) estimated fund return over one year when the fund objective is to seek daily investment results, before fees and expenses,

that correspond to three times the inverse (minus 300%) of the daily performance of an index. Without additional narrative or explanation, Direxion Shares states that these three tables are intended to isolate the effect of index volatility and index performance on the return of a Bull Fund and that the Fund's actual returns may be significantly greater or less than the returns shown above as a result of any of the factors discussed above or under "Correlation Risk" in prospectus.

56. All of the above discussed disclosures were materially misleading because they failed to disclose:

- Inverse correlation between the FAZ Fund and the Russell 1000 Financial Services Index over time would only happen in the rarest of circumstances, and inadvertently, if at all;
- The extent to which performance of the FAZ Fund would inevitably diverge from the performance of the Russell 1000 Financial Services Index - - i.e., the probability, if not certainty of spectacular tracking error;
- The severe consequences of high market volatility on the FAZ Fund's investment objective and performance;
- The severe consequences of inherent path dependency in periods of high market volatility on the FAZ Fund's performance;
- The role the FAZ Fund plays in increasing market volatility, particularly in the last hour of trading;
- The consequences of the FAZ Fund's daily hedge adjustment always going in the same direction as the movement of the underlying index, notwithstanding that it is an inverse leveraged ETF;
- The FAZ Fund causes dislocations in the stock market;

- The FAZ Fund offers a seemingly straight forward way to obtain desired exposure, but such exposure is not attainable through the FAZ Fund.

57. On December 9, 2008, Direxion Shares supplemented its Registration Statement and Prospectus in a filing with the SEC on Form 497. In this document, Direxion Shares disclosed for the first time that the Funds are intended to be used as short-term trading vehicles. In particular the Supplemented Prospectus filed December 7, 2008, disclosed:

> **The Funds are exchange-traded funds that seek *daily leveraged* investment results. The Funds are intended to be used as short-term trading vehicles. The pursuit of leveraged investment goals means that the Funds are riskier than alternatives which do not use leverage. Further, the pursuit of *daily* leveraged investment goals means that the return of a Fund for a period longer than a single day will be the product of the series of daily leveraged returns for each day during the relevant period. As a consequence, especially in periods of market volatility, the path of the benchmark during the period may be at least as important to the Fund's return for the period as the cumulative return of the benchmark for the relevant period. The Funds are not suitable for all investors. The Funds should be utilized only by sophisticated investors who (a) understand the risks associated with the use of leverage, (b) understand the consequences of seeking daily leveraged investment results and (c) who intend to actively monitor and manage their investments. There is no assurance that the Funds will achieve their objectives and an investment in a Fund could lose money. No single Fund is a complete investment program.**

(emphasis in original).

58. Direxion Shares, however, stopped short of making the types of disclosures that would render the December 9th Prospectus not materially misleading. Significantly, Direxion Shares failed to disclose that its Funds were only appropriate investment vehicles for day trades and that they were inappropriate investment vehicles for traders who intended to hold their Fund positions for periods greater than one day.

59. Moreover, Direxion Shares, again, included language in the Prospectus that suggested that its Funds, including the FAZ Fund, were appropriate for retail investors and investors that intended to hold positions for longer than one day:

> Shares may only be purchased from or redeemed with the Funds in Creation Units. As a result, ***retail investors*** generally will not be able to purchase or redeem Shares directly from or with the Funds. ***Most retail investors will purchase or sell Shares in the secondary market with the assistance of a broker***. Thus, some of the information contained in this prospectus, such as information about purchasing and redeeming Shares from or with a Fund and all references to the transaction fee imposed on purchases and redemptions, is not relevant to ***retail investors.***
>
> ***
>
> ***High Portfolio and Turnover Risk***
>
> Frequent trading could increase the rate of creations and redemptions of Fund Shares and the Funds' portfolio turnover, which could involve correspondingly greater expenses to a Fund, including brokerage commissions or dealer mark-ups/mark-downs and adverse tax consequences to a Fund's shareholders.
>
> Unlike traditional mutual funds, however, each Fund issues and redeems its Shares at NAV per share in Creation Units plus applicable transaction fees and each Fund's Shares may be purchased and sold on the Exchange at prevailing market prices. ***Given this structure, the risks of frequent trading may be less than in the case of a traditional mutual fund.*** Nevertheless, to the extent that purchases and redemptions directly with the Funds are effected in cash rather than through a combination or redemption of portfolio securities, frequent purchases and redemptions could still increase the rate of portfolio turn-over.
>
> ***The costs associated with the Funds' portfolio turnover will have a negative impact on longer-term investors.*** Although the Funds reserve the right to reject any purchase orders or suspend the offering of Fund Shares, the Funds do not currently impose any trading restrictions on Fund shareholders nor actively monitor for trading abuses.
>
> ***
>
> **A Precautionary Note to Retail Investors.** The Depository Trust Company ("DTC"), a limited trust company and securities depositary

> that serves as a national clearinghouse for the settlement of trades for its participating banks and broker-dealers, or its nominee will be the registered owner of all outstanding Shares of each Fund of the Trust. Your ownership of Shares will be shown on the records of DTC and the DTC Participant broker through whom you hold the Shares. THE TRUST WILL NOT HAVE ANY RECORD OF YOUR OWNERSHIP. ***Your account information will be maintained by your broker, who will provide you with account statements, confirmations of your purchases and sales of Shares, and tax information.*** Your broker also will be responsible for ensuring that you receive shareholder reports and other communications from the Fund whose Shares you own. Typically, you will receive other services (e.g., average cost information) only if your broker offers these services.

(emphasis in bold italics added).

60. Once again the Prospectus also provided hypothetical examples of fees and expenses that investors may encounter over 1 year and 3 year periods, indicating that investing for periods greater than one day is a perfectly acceptable investing strategy.

61. In addition to the previous disclosures made in the November 3, 2008 Supplemental Prospectus and Statement of Additional Information, with respect to rebalancing risk and market volatility risk the Prospectus made the following additional inadequate disclosures:

> Each Fund seeks to provide a return which is a multiple of the daily performance of its benchmark. No Fund attempts to, and no Fund should be expected to, provide returns which are a multiple of the return of the benchmark for periods longer than a single day. Each Fund rebalances its portfolio on a daily basis, increasing exposure in response to that day's gains or reducing exposure in response to that day's losses. Daily rebalancing will impair a Fund's performance if the benchmark experiences volatility. For instance, a hypothetical 3X Fund, whether Bull or Bear, would be expected to lose 6.48% (as shown in Graph 1 below) if its benchmark were flat over a hypothetical one year period during which its benchmark experienced annualized volatility of 15%. If the benchmark's annualized volatility were to rise to 40%, the hypothetical loss for a one year period would widen to approximately 38% (as illustrated in Graph 2). The volatility for the Russell 1000 Index for the

12 months ended November 30, 2008, was approximately 40%, as compared to volatility of 15% for the same period one year earlier. An index's volatility rate is a statistical measure of the magnitude of fluctuations in the returns of an index. Other indexes to which the Funds are benchmarked have different historical volatility rates; certain of the Funds' current volatility rates are substantially in excess of 40%. Since market volatility, like that experienced by the markets currently, has negative implications for Funds which rebalance daily, investors should be sure to monitor and manage their investments in the Funds in volatile markets. The graphs assume that the Fund perfectly achieves its investment objective. To isolate the impact of leverage, these graphs assume a) no dividends paid by the companies included on the index; b) no fund expenses; and c) borrowing/lending rates (to obtain required leverage) of zero percent. If fund expenses were included, the Fund's performance would be lower than that shown.

Graph 1



50.0%
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Graph 2



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-50.0%

62. On December 17, 2008, Direxion Shares again filed a post-effective amendment to its Registration Statement. The amended Registration Statement which became effective on February 15, 2009, contained the same misleading disclosures that were contained in the December 9, 2009, Prospectus.

63. On December 17, 2008, Direxion Shares issued a press release announcing that it had added six new leveraged ETFs to its existing fund lineup. The press release stated in part:

> "Our first eight Direxion Shares ETFs have been extremely well received by sophisticated advisors and institutional investors – some seeking to hedge positions in their portfolios and others seeking to take advantage of the current volatile markets," stated Dan O'Neill, Direxion Shares' President. "We experienced remarkable levels of trading volume following the launch of our initial ETFs, garnering over $800 million in assets in the first five weeks, as of 12/12/2008. The reception of these funds in the marketplace has been overwhelmingly positive."
>
> Much like the first eight Direxion Shares ETFs launched in November 2008, these six new ETFs afford investment advisors and sophisticated investors the ability to execute active trading strategies in varying market types. The funds deliver increased market exposure of 300 percent, long and short, of their respective indices. The suite of Direxion Shares ETFs represents the highest amount of leverage currently available in the ETFs space.
>
> ***
>
> By providing both Bull and Bear versions of each of the indexes, Direxion gives seasoned investors the ability to seek competitive returns in rising and falling markets across a wide spectrum of diversified assets. The ETF structure allows investors to benefit from the flexibility of an exchange traded fund product, coupled with the leveraged investment solution experience that Direxion is known for in the mutual fund industry.

64. On January 8, 2009 Direxion issued a press release announcing that it had added two 3X leveraged ETFs to its existing fund offerings. The press release stated in part:

> "We received such a wonderful response from investors after the launch of our first fourteen ETFs last year," stated Dan O'Neill, Direxion Shares'

President. "Trading volume for the products has been quite high, mainly due to the fact that we now offer investors the highest amount of leverage available in the market place on the long and the short side. Additionally, the flexibility that these products afford investors can prove quite valuable in these volatile markets."

Many sophisticated advisors and institutional investors are using these 3X ETFs to hedge the positions in their current portfolios, while others are using the Funds to seek to take advantage of the volatility found in today's markets. The Direxion Shares ETFs represent the highest amount of leverage currently available in the ETF space.

***

By providing both a Bull and a Bear Fund to track each of the indexes, Direxion gives seasoned investors the ability to seek competitive returns in rising and falling markets across a wide spectrum of diversified assets.

65. All of the above discussed disclosures were false or misleading because they failed to disclose:

- Inverse correlation between the FAZ Fund and the Russell Financial Services Index over time would only happen in the rarest of circumstances, and inadvertently, if at all;
- The extent to which performance of the FAZ Fund would inevitably diverge from the performance of the Russell 1000 Financial Services Index - - *i.e.*, the probability, if not certainty, of spectacular tracking errors;
- The severe consequences of high market volatility on the FAZ Fund's investment objective and performance;
- The severe consequences of inherent path dependency in periods of high market volatility on the FAZ Fund's performance;
- The role the FAZ Fund plays in increasing market volatility, particularly in the last hour of trading;
- The consequences of the FAZ Fund's daily hedge adjustment always going in the same direction as the movement of the underlying index, notwithstanding that it is an inverse leveraged ETF;
- The FAZ Fund causes dislocations in the stock market;

- The FAZ Fund offers a seemingly straight forward way to obtain desired exposure, but such exposure is not attainable through the FAZ Fund.

66. Significantly Direxion Shares failed to disclose that mathematical compounding actually prevents the FAZ Fund from achieving its stated objective over a period of time greater than one day. Another ETF provider, Proshares Trust, did in fact disclose this fact in a Form 10-K filed with the SEC on March 31, 2009 ("the Funds do not seek to achieve their stated objective over a period of time greater than one day because mathematical compounding prevents the Funds from achieving such results."). Disclosures that merely state that the return of the index over a period of time greater than one day multiplied by a Funds' specified multiple or inverse multiple "may" or "will not generally" equal a Funds' performance over that same period are misleading the virtual impossibility of the FAZ Fund's ability to correlate to the Russell 1000 Financial Services Index over time.

67. On April 10, 2009, Direxion Shares began to come clean about the true risks of its highly leveraged ETF products when it disclosed, among other things, in its supplemented Prospectus filed with the SEC that day that "[t]he return of each Fund for periods longer than a single day, especially in periods of market volatility, may be completely uncorrelated to the Fund's benchmark for such longer period[;]. . . the Funds are not intended to be used by, and are inappropriate for, investors who intend to hold positions:"

> **The Funds offered in this Prospectus are exchange-traded funds but they are very different from most exchange-traded funds. First, all of the Funds pursue leveraged investment goals, which means that the Funds are riskier than alternatives that do not use leverage because the Funds magnify the performance of the benchmark on an investment. Second, each of the Bear Funds pursues investment goals which are inverse to the performance of its benchmark, a**

result opposite of most exchange-traded funds. Third, each Fund offered in this Prospectus seeks *daily leveraged* investment results. *The return of each Fund for periods longer than a single day, especially in periods of market volatility, may be completely uncorrelated to the return of the Fund's benchmark for such longer period.*

***The Funds are intended to be used as short-term trading vehicles for investors managing their portfolios on a daily basis. The Funds are not intended to be used by, and are not appropriate for, investors who intend to hold positions.* The Funds should be utilized only by sophisticated investors who (a) understand the risks associated with the use of leverage, (b) understand the consequences of seeking daily leveraged investment results, (c) understand the risk of shorting; and (d) intend to actively monitor and manage their investments on a daily basis. Investors who do not understand the Funds or do not intend to manage the funds on a daily basis should not buy the Funds. There is no assurance that the Funds will achieve their objectives and an investment in a Fund could lose money. No single Fund is a complete investment program.**

(italicized emphasis added).

68. With respect to daily rebalancing risk and volatility risk, the Prospectus further disclosed:

Each Fund seeks to provide a return which is a multiple of the daily performance of its benchmark. No Fund attempts to, and no Fund should be expected to, provide returns which are a multiple of the return of the benchmark for periods longer than a single day. Each Fund rebalances its portfolio on a daily basis, increasing exposure in response to that day's gains or reducing exposure in response to that day's losses. Daily rebalancing will impair a Fund's performance if the benchmark experiences volatility. For instance, a hypothetical 3X Bull Fund would be expected to lose 11% (as shown in the Table 1 below) if its benchmark provided no return over a one year period during which its benchmark experienced annualized volatility of 20%. A hypothetical 3X Bear Fund would be expected to lose 14% (as shown in the Table 1 below) if its benchmark provided no return over a one year period during which its benchmark experienced annualized volatility of 20%. If the benchmark's annualized volatility were to rise to 40%, the hypothetical loss for a one year period for a Bull Fund widens to approximately 38% while the loss for a Bear Fund rises to 46%. ***At higher ranges of volatility, there is a chance of a near complete loss of Fund value even if the benchmark is flat. For instance, if annualized volatility of the benchmark is 90%,***

both a Bull and a Bear Fund targeted to the same benchmark would be expected to lose more than 90% of their value even if the cumulative benchmark return for the year was 0%. An index's volatility rate is a statistical measure of the magnitude of fluctuations in the returns of an index.

Table 1

Volatility Range	Bull Fund Loss	Bear Fund Loss
10%	−3%	−4%
20%	−11%	−14%
30%	−24%	−29%
40%	−38%	−46%
50%	−53%	−64%
60%	−67%	−80%
70%	−78%	−94%
80%	−87%	−93%
90%	−92%	−97%
100%	−96%	−99%

Table 2 shows the range of volatility for each of the indexes to which one of the Funds is benchmarked over the six months ended February 27, 2009. (In historical terms, volatility ranges during this period were extremely high.) The indexes to which the Funds are benchmarked have historical volatility rates over that period ranging from 3% to 26%. Since market volatility, like that experienced by the markets currently, has negative implications for the performance for periods longer than a single day for Funds which rebalance daily, investors should be sure to monitor and manage their investments in the Funds in volatile markets. Investors can use Table 1 and Table 2 together to understand the risks of holding the Funds for long periods. ***These tables are intended to simply underscore the fact that the Funds are designed as short-term trading vehicles for investors managing their portfolios on a daily basis. They are not intended to be used by, and are not appropriate for, investors who intend to hold positions in an attempt to generate returns through time.***

Table 2

Index	Volatility Range
BNY BRIC Select ADR Index®	99%
BNY China Select ADR Index®	82%
Idus India Index	82%
MSCI EAFE® Index	67%
MSCI Emerging Markets Index℠	100%
MSCI US REIT Index℠	111%

NYSE Current 2 Year U.S. Treasury Index	3%
NYSE Current 5 Year U.S. Treasury Index	8%
NYSE Current 10 Year U.S. Treasury Index	13%
NYSE Current 30 Year U.S. Treasury Index	26%
Russell 1000® Index	57%
Russell 1000® Energy Index	83%
Russell 1000® Financial Services Index	93%
Russell 1000® Technology Index	60%
Russell 2000® Index	64%
Russell 3000® Index	58%
Russell Midcap® Index	62%
S&P Global Clean Energy Index™	93%
S&P Homebuilding Select Industry Index℠	118%
S&P Latin America 40 Index	101%

(emphasis added).

69. The Prospectus also for the first time titled its ETFs "daily funds" as exemplified by the new title given to the FAZ Fund, the "Direxion ***Daily*** Financial Bear 3X Shares." (emphasis added).

70. On June 11, 2009, the Financial Industry Regulatory Authority ("FINRA") issued Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice cautioned that **"inverse and leveraged ETFs . . . typically are unsuitable for *retail investors* who plan to hold them for longer than one trading session**, particularly in volatile markets." (emphasis added). FINRA also reminded those who deal in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Thereafter, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products. . . ."

71. FINRA issued additional warnings on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day

and are designed to achieve their stated objective on a daily basis -- but with the effects of compounding over a longer timeframe, results differ significantly.

72. Since FINRA's warnings, Edward Jones & Company ("Edward Jones") halted the sale of its non-traditional ETFs, such as the FAZ Fund. Edward Jones called ETFs like the FAZ Fund "one of the most misunderstood and potentially dangerous types of ETFs."

73. UBS has also said it would not trade ETFs that use leverage or sell an asset short. Similarly, Ameriprise Financial and LPL Investment Holdings, Inc. have prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo and Morgan Stanley Smith Barney are now also reviewing their policies on non-traditional ETFs.

74. As reported on July 30, 2009 by the Wall Street Journal, Charles Schwab ("Schwab") issued an unusual warning on July 28, 2009 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting. . . .Proceed with extreme caution."

75. On August 18, 2009 the SEC staff and FINRA issued an alert entitled "Leveraged and Inverse ETFs: Specialized Products with Extra Risks for Buy-And-Hold Investors." The alert was issued "because we believe individual investors may be confused about the performance objectives of leveraged and inverse exchange-traded funds (EFTs)." Among other things, the alert advised investors that before investing in

leveraged ETFs investors should ask:

- **What happens if I hold longer than one trading day?** While there may be trading and hedging strategies that justify holding these investments longer than a day, buy-and-hold investors with an intermediate or long-term time horizon should carefully consider whether these ETFs are appropriate for their portfolio. As discussed above, because leveraged and inverse ETFs reset each day, their performance can quickly diverge from the performance of the underlying index or benchmark. In other words, it is possible that you could suffer significant losses even if the long term performance of the index showed a gain.

76. And in a news release dated August 18, 2009 the North American Securities Administrators Association ("NASAA"), whose members include securities administrators of the 50 United States, "identified real estate investment schemes, leveraged ETFs, private placement offerings, natural resources investments, and Ponzi schemes as the greatest potential threats to investors this year." With respect to leveraged ETFs NASAA stated:

> Leveraged Exchange Traded Funds (ETFs). ***This relatively new financial product has been offered to individual investors who may not be aware of the risks these funds carry***. The funds which trade throughout the day like a stock, use exotic financial instruments, including options and other derivatives, and promise the potential to provide greater than market returns as the value of the underlying assets rise or fall. **Given their volatility, these funds typically are not suitable for most *retail investors***.

(emphasis added).

77. On August 23, 2009 the Chicago Sun-Times ran a story concerning the SEC's alert. The article entitled "SEC Sounds Rare Investor Alarm" provided in part:

> Something extraordinary happened last week on the investor protection front. Perhaps you missed it. An entire category of investments was deemed dangerous for ordinary people.
>
> Exchange-traded funds that leverage your holdings could lead to outsized losses, the Securities and Exchange Commission said. It said brokers

and financial advisors should advise people away from them unless they plan to hold them for just a day.

***

Many people are duped by the ETF label. ETFs are supposed to be simple, a potentially lower-cost alternative to mutual funds, and that's how they started, simply tracking an index or a basket of stocks in a particular industry. Then derivatives changed the game.

Companies introduced ETFs designed to double or triple the gains or losses of the benchmark. Then they introduced funds that would do the same thing in inverse proportions of the benchmark. ...

The problem with leveraged ETFs comes down to the magic and mystery of compounded returns. If you leave your money in a leveraged ETF over time, your return can differ drastically from the fund's stated goal, especially in volatile markets. FINRA gave the example of a five-month period in which the Russell 1000 Financial Services Index gained 8 percent, while an ETF seeking to deliver three times its daily returns fell 53 percent.

Morning Star, the Chicago-based investment analysis provider, has published several pieces warning investors about leveraged ETFs. John Gabriel, ETF analyst at Morning Star, said some large brokerages and financial advisor networks, such as LPL, Edward Jones, UBS and Ameriprise have imposed restrictions on their sale. Morgan Stanley and Wells Fargo are considering restrictions as investors' losses multiply.

"Investor protection is at the forefront of everybody's concerns," Gabriel said. "These firms don't want anything to stain their reputations."

78. The FAZ fund is supposed to deliver triple the inverse return of the Russell 1000 Financial Services Index which fell approximately 12.6% from December 9, 2008 through April 9, 2009, ostensibly creating a profit to investors who anticipated a decline in the U.S. financial services market. In other words, the FAZ Fund should have appreciated by approximately 37% (3X the inverse of the decline in the Russell 1000 Financial Services Index) during this period. However, the FAZ Fund actually fell approximately 12% during this period – the antithesis of a directional play. During the period November 19, 2008 through April 9, 2009 the Russell 1000 Financial Index

gained approximately 6.7%. In other words the FAZ Fund should have lost approximately 20% of its value during this period. However, the FAZ Fund actually fell approximately 92% during this period. Underscoring just how dysfunctional Direxion Shares' Funds actually are, during this same period Direxion Shares' Financial Bull 3X Shares (the "FAS Fund") which also tracks the Russell 1000 Financial Services Index, but whose investment objective is the exact opposite of the FAZ Fund, also was down 58%. During the six month period ending April 30, 2009 the Russell 1000 Financial Services Index was down approximately 23%, yet both the FAZ and FAS Funds were down approximately 86% during this period.

79. The FAZ Fund reached an intraday high of $201.86 per share in November 2008. On June 9, 2009, it closed at $4.34 per share, a loss of nearly 98%.

80. Investors who acquired shares of the FAZ Fund during the Class Period thought that they were protecting their assets by hedging against the unprecedented drop in the financial markets. However, instead of increasing in value as the Russell Financial Services Index declined, the value of the FAZ Fund also declined, thereby causing financial losses to Plaintiff and members of the Class even though, directionally speaking, they invested correctly.

81. Given the FAZ Fund's dramatic tracking error, the fact that Plaintiff and the Class invested their monies on the correct directional play has been rendered meaningless. The FAZ Fund is therefore the equivalent of a defective product. The FAZ Fund did not do what it was designed to do, represented to do, or advertised to do.

82. The Registration Statement did not disclose that the FAZ Fund is all together defective as a directional investment play. In order to sufficiently and

accurately disclose this counter-intuitive reality, the Registration Statement would have had to clearly explain that, notwithstanding the name of the FAZ Fund, the investment objective of the FAZ Fund and the purpose of Direxion Bear Funds generally, the FAZ Fund would perform precisely the opposite of investors' reasonable expectations.

83. Moreover, by its very construct the FAZ Fund actually exacerbates volatility, thus directly contributing to its own failure as an instrument for anything other than a day trade. By bifurcating an index into long side and short side ETFs, Direxion Shares eliminates an "out" for the market maker, causing the market maker to actually hedge in the underliers. With a normal security, all buyers and sellers come to a central meeting place, and buyers can be matched easily with seller, and price discovery is reached. However, when you set up a specifically one-sided instrument, rather than one common product that investors can be either long or short in, an ETF contributes to dislocations. Direxion Shares purposely segments the longs and the shorts, and that, by definition, creates illiquidity. Direxion Shares failed to sufficiently disclose as much to Plaintiff and the Class.

84. Direxion Shares' attempt to explain the relationship between compounding and volatility vis-à-vis an acknowledgement that periods of higher index volatility will cause the effect of compounding to be more pronounced does not at all explain to investors that: (a) volatility erodes returns and wealth accumulation, a fact not commonly understood; (b) the path that returns take over time has important effects on mid- and long-term total return achieved; (c) the return – volatility relationship matters even more so where leverage is employed. In short, with triple leveraged ETFs, such as the FAZ Fund, investors receive at least three times the risk of the index but less

than three times the return. The drag imposed by return volatility makes such a result inevitable. Clearly, this is not a desirable outcome for investors seeking to hedge against a declining market.

85. Investors in Direxion Shares' funds, including the FAZ Fund, were misled. Direxion Shares violated the spirit and purpose of the registration requirements of the Securities Act: "To protect investors by promoting full disclosure of information thought necessary to informed investment decisions."[6] The point of a Registration Statement "should be to inform, not to challenge the readers' critical wit."[7] The registration provisions of the Securities Act are designed not only to protect immediate recipients of distributed securities but also subsequent purchasers from them.[8]

86. Leveraged and inverse ETFs such as the FAZ Fund do not constitute a suitable or solid investment or hedging strategy for investors to hold their position for longer than one day.

87. Direxion Shares' Registration Statement failed to disclose the material facts set forth in this Complaint necessary to render the statements made in its Registration Statement not misleading to Plaintiff and the Class.

COUNT I
Violations of § 11 of the 1933 Act Against All Defendants

88. This Count is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. §77k, on behalf of the Class, against all Defendants.

---

6 *SEC v. Ralston Purina Co.*, 346 U.S. 119, 124 (1953).

7 *Virginia Bankshares, Inc. v. Sandberg,* 501 U.S. 1083, 1097 (1991).

8 *Sec v. Great American Indus., Inc.*, 407 F.2d 453, 463 (2nd Cir. 1968).

89. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against all Defendants.

90. Direxion Shares is the issuer of the FAZ Fund shares sold via the Registration Statement. The Individual Defendants are signatories or authorizers of the Registration Statement.

91. Direxion Shares is absolutely liable for the material misstatements in and omissions from the Registration Statement. The other Defendants owed purchasers of the shares the duty to make a reasonable investigation of the statements contained in the Registration Statement to ensure that said statements were true and that there was no omission to state any material fact required to be stated in order to make the statements contained therein not misleading. These Defendants knew or, in the exercise of reasonable care, should have known of the material misstatements and omissions contained in the Registration Statement as set forth herein. None of these Defendants made a reasonable investigation or possessed reasonable grounds for the belief that statements contained in the Registration Statement and Prospectus were true or that there was not any omission of material fact necessary to make the statements made therein not misleading.

92. As signatories to, and/or authorizers of, the Registration Statement, the individual Defendants owed the purchasers of FAZ Fund shares, including Plaintiff and the Class, the duty to make a reasonable and diligent investigation of the statements contained in the Registration Statement at the time that it became effective, to ensure that said statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading.

Defendants knew or, in the exercise of reasonable care, should have known of the material misstatements and omissions contained in the Registration Statement and Prospectus as set forth herein. As such, Defendants are liable to Plaintiff and the Class.

93. By reason of the conduct herein alleged, each Defendant violated, and/or controlled a person who violated, Section 11 of the Securities Act. As a direct and proximate result of Defendants' wrongful conduct, the market price for FAZ Fund shares was artificially inflated, and Plaintiff and the Class suffered substantial damages in connection with the purchase thereof.

94. Plaintiff and the Class all purchased FAZ Fund shares issued pursuant and/or traceable to the Registration Statement.

95. Plaintiff and other members of the Class purchased or otherwise acquired their FAZ Fund shares without knowledge of the untruths or omissions alleged herein. Plaintiff and the other members of the Class were thus damaged by Defendants' misconduct and by the material misstatements and omissions in the Registration Statement.

96. At the time of their purchases of FAZ Fund shares, Plaintiff and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts prior to June 2008. Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this Complaint is based to the time that Plaintiff filed this Complaint. Less than three years has elapsed between the time that the securities upon which this Count is brought were offered to the public and the time Plaintiff filed this Complaint.

COUNT II

Violations of § 15 of the Securities Act Against the Individual Defendants and Rafferty

97. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants and Rafferty.

98. Each of the Individual Defendants named herein and Rafferty acted as a controlling person of Direxion shares within the meaning of Section 15 of the Securities Act. The Individual Defendants and Rafferty were each trustees or officers and/or directors and/or otherwise control persons of Direxion Shares charged within the legal responsibility of overseeing its operations. Each controlling person had the power to influence and exercised the same to cause his controlled person to engage in the unlawful acts and conduct complained of herein.

99. By reason of such conduct, the Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their purchases of shares of the FAZ Fund.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as class representatives under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

D. Awarding damages in the form of rescission; and

E. Such equitable/injunctive or other relief as deemed appropriate by the Court.

Jury Trial Demanded.

Dated September 17, 2009

Respectfully submitted,

FEDERMAN & SHERWOOD

William B. Federman, WF9124
Federman & Sherwood
10205 N. Pennsylvania Avenue
Oklahoma City, OK 73120
405-235-1560
405-239-2112 (Facsimile)

EXHIBIT 1

Plaintiffs Certification of Investment of
Direxion Daily Financial Bear 3X Shares [NYSE: FAZ]

I, Evan Stoopler, hereby certify that the following is true and correct to the best of my knowledge, information and belief:

1. I have reviewed the Complaint in this action and authorize the filing of this Certification.

2. If chosen, I am willing to serve as a representative party on behalf of the class (the "Class") as defined in the Complaint, including providing testimony at deposition and trial (if necessary). I am willing to participate on an executive committee of shareholders.

3. Plaintiff's transaction in Direxion Daily Financial Bear 3X Shares [NYSE: FAZ] security that is the subject of this action is:

# SHARES PURCHASED	DATE PURCHASED	PRICE PER SHARE	IF SOLD, # OF SHARES SOLD	DATE SOLD (if applicable)	PER SHARE SOLD PRICE

(continue on blank piece of paper, if necessary)

4. I did not purchase these securities at the direction of my counsel, or in order to participate in a lawsuit under the Securities Exchange Act of 1934.

5. During the three-year period preceding the date of the Certification, I have not sought to serve, nor have I served, as a representative to any party or on behalf of any class in any action arising under the Securities Exchange Act of 1934.

6. I will not accept any payment if chosen to serve as a representative party on behalf of the Class beyond my pro rata share of an award to the Class, or as otherwise ordered and approved by the Court.

Signed under penalty of perjury, this 11 day of SEPTEMBER, 2009.

[signature]
Signature

Address

Evan Stoopler
Name (please print)

City

State: ______ Zip: ______

Telephone Number

Cell Number

E-Mail Address

Return to:
William B. Federman
FEDERMAN & SHERWOOD
10205 North Pennsylvania Avenue
Oklahoma City, OK 73120
(405) 235-1560/Fax (405) 239-2112
Email: wbf@federmanlaw.com
Website: www.federmanlaw.com

Direxion Daily Financial Bear 3X Shares

PURCHASES

Date	Shares	Unit Price	Total Cost	Total Purchases
1/22/2009	4,000	$ 68.05354	$ 272,214.16	$ 32,094,528.86
1/23/2009	5,000	$ 66.21140	$ 331,057.00	
1/23/2009	3,000	$ 61.17196	$ 183,515.88	
1/28/2009	5,000	$ 44.67380	$ 223,369.00	
1/28/2009	2,500	$ 44.62120	$ 111,553.00	
1/28/2009	2,500	$ 44.50840	$ 111,271.00	
1/28/2009	5,000	$ 44.67380	$ 223,369.00	
1/28/2009	2,500	$ 44.62120	$ 111,553.00	
1/28/2009	2,500	$ 44.50840	$ 111,271.00	
2/2/2009	87	$ 40.00000	$ 3,480.00	
2/2/2009	100	$ 40.05900	$ 4,005.90	
2/2/2009	108	$ 44.19970	$ 4,773.57	
2/2/2009	200	$ 39.81500	$ 7,963.00	
2/2/2009	300	$ 39.77500	$ 11,932.50	
2/2/2009	400	$ 39.87000	$ 15,948.00	
2/2/2009	500	$ 40.06000	$ 20,030.00	
2/2/2009	740	$ 39.80000	$ 29,452.00	
2/2/2009	1,000	$ 47.81600	$ 47,816.00	
2/2/2009	2,673	$ 40.08000	$ 107,133.84	
2/2/2009	3,000	$ 45.29000	$ 135,870.00	
2/2/2009	3,692	$ 44.21000	$ 163,223.32	
2/2/2009	7,000	$ 48.00000	$ 336,000.00	
2/11/2009	3,000	$ 44.35990	$ 133,079.70	
2/11/2009	8,000	$ 45.21000	$ 361,680.00	
2/24/2009	5,000	$ 78.59835	$ 392,991.75	
2/24/2009	18,000	$ 63.50865	$ 1,143,155.70	
2/24/2009	5,000	$ 59.89680	$ 299,484.00	
2/25/2009	5,000	$ 55.51580	$ 277,579.00	
2/25/2009	3,000	$ 54.00900	$ 162,027.00	
2/25/2009	3,000	$ 51.57240	$ 154,717.20	
2/27/2009	100	$ 55.55960	$ 5,555.96	
2/27/2009	100	$ 55.55990	$ 5,555.99	

SALES

Date	Shares	Unit Price	Proceeds	Total Proceeds
1/22/2009	4,000	$ 69.30200	$ 277,208.00	$ 22,452,242.50
1/23/2009	5,000	$ 66.98120	$ 334,906.00	
1/23/2009	3,000	$ 62.97900	$ 188,937.00	
1/29/2009	5,000	$ 45.09830	$ 225,491.50	
1/29/2009	5,000	$ 44.32260	$ 221,613.00	
1/29/2009	5,000	$ 45.09830	$ 225,491.50	
1/29/2009	5,000	$ 44.32260	$ 221,613.00	
2/3/2009	90	$ 45.20010	$ 4,068.01	
2/3/2009	7,700	$ 46.20000	$ 355,740.00	
2/3/2009	4,200	$ 44.89000	$ 188,538.00	
2/3/2009	2,300	$ 45.19000	$ 103,937.00	
2/3/2009	1,210	$ 45.24500	$ 54,746.45	
2/3/2009	800	$ 44.88000	$ 35,904.00	
2/3/2009	700	$ 45.25000	$ 31,675.00	
2/3/2009	650	$ 45.20000	$ 29,380.00	
2/3/2009	500	$ 45.24000	$ 22,620.00	
2/3/2009	500	$ 45.20000	$ 22,600.00	
2/3/2009	400	$ 45.21000	$ 18,084.00	
2/3/2009	400	$ 45.15000	$ 18,060.00	
2/3/2009	300	$ 46.21000	$ 13,863.00	
2/3/2009	250	$ 45.13500	$ 11,283.75	
2/13/2009	20	$ 46.70000	$ 934.00	
2/13/2009	3,400	$ 46.64000	$ 158,576.00	
2/13/2009	3,000	$ 46.71500	$ 140,145.00	
2/13/2009	2,431	$ 46.65000	$ 113,406.15	
2/13/2009	1,649	$ 46.67000	$ 76,958.83	
2/13/2009	500	$ 46.66000	$ 23,330.00	
2/23/2009	5,000	$ 69.93880	$ 349,694.00	
2/23/2009	2,000	$ 71.37700	$ 142,754.00	
2/23/2009	2,000	$ 71.51400	$ 143,028.00	
2/23/2009	1,000	$ 70.96400	$ 70,964.00	
2/23/2009	3,000	$ 73.63233	$ 220,896.99	

Direxion Daily Financial Bear 3X Shares

Date	Shares	Price	Amount
2/27/2009	100	$ 55.55950	$ 5,555.95
2/27/2009	167	$ 55.56000	$ 9,278.52
2/27/2009	292	$ 55.62000	$ 16,241.04
2/27/2009	300	$ 57.32000	$ 17,196.00
2/27/2009	600	$ 55.57000	$ 33,342.00
2/27/2009	600	$ 57.31000	$ 34,386.00
2/27/2009	1,000	$ 57.37000	$ 57,370.00
2/27/2009	2,641	$ 55.61000	$ 146,866.01
2/27/2009	8,000	$ 57.43000	$ 459,440.00
2/27/2009	10,000	$ 56.16000	$ 561,600.00
2/27/2009	1,100	$ 63.79000	$ 70,169.00
2/27/2009	1,700	$ 63.75000	$ 108,375.00
2/27/2009	3,720	$ 76.07000	$ 282,980.40
2/27/2009	4,700	$ 75.16000	$ 353,252.00
2/27/2009	16,000	$ 63.87000	$ 1,021,920.00
2/27/2009	250	$ 57.49000	$ 14,372.50
2/27/2009	262	$ 56.24000	$ 14,734.88
2/27/2009	2,000	$ 56.23000	$ 112,460.00
2/27/2009	2,738	$ 56.26000	$ 154,039.88
2/27/2009	4,750	$ 57.52000	$ 273,220.00
2/27/2009	100	$ 77.56000	$ 7,756.00
2/27/2009	200	$ 77.57000	$ 15,514.00
2/27/2009	400	$ 77.58000	$ 31,032.00
2/27/2009	1,100	$ 77.49000	$ 85,239.00
2/27/2009	2,200	$ 77.55000	$ 170,610.00
2/27/2009	100	$ 63.76000	$ 6,376.00
2/27/2009	100	$ 76.04000	$ 7,604.00
2/27/2009	180	$ 76.01960	$ 13,683.53
2/27/2009	300	$ 75.11000	$ 22,533.00
2/27/2009	1,100	$ 63.77000	$ 70,147.00
3/2/2009	4,000	$ 50.17000	$ 200,680.00
3/2/2009	260	$ 54.99000	$ 14,297.40
3/2/2009	100	$ 55.00000	$ 5,500.00
3/2/2009	1,600	$ 55.02000	$ 88,032.00

Date	Shares	Price	Amount
2/23/2009	3,000	$ 74.61167	$ 223,835.01
2/23/2009	2,000	$ 75.55300	$ 151,106.00
2/24/2009	5,000	$ 79.51151	$ 397,557.55
2/24/2009	5,000	$ 61.49660	$ 307,483.00
2/25/2009	3,000	$ 53.09683	$ 159,290.49
2/25/2009	3,000	$ 53.09400	$ 159,282.00
2/25/2009	3,000	$ 53.31133	$ 159,933.99
2/25/2009	2,000	$ 52.88530	$ 105,770.60
2/26/2009	5,800	$ 74.25000	$ 430,650.00
2/26/2009	2,544	$ 70.82000	$ 180,166.08
2/26/2009	2,350	$ 71.51010	$ 168,048.74
2/26/2009	2,000	$ 72.34010	$ 144,680.20
2/26/2009	1,650	$ 71.54000	$ 118,041.00
2/26/2009	1,600	$ 70.85000	$ 113,360.00
2/26/2009	1,200	$ 70.74000	$ 84,888.00
2/26/2009	900	$ 70.72000	$ 63,648.00
2/26/2009	700	$ 70.75000	$ 49,525.00
2/26/2009	600	$ 70.73000	$ 42,438.00
2/26/2009	256	$ 70.73040	$ 18,106.98
2/26/2009	100	$ 74.27020	$ 7,427.02
2/26/2009	100	$ 74.27000	$ 7,427.00
2/26/2009	100	$ 70.73050	$ 7,073.05
2/26/2009	100	$ 70.71500	$ 7,071.50
2/27/2009	3,900	$ 58.37010	$ 227,643.39
2/27/2009	800	$ 58.37000	$ 46,696.00
2/27/2009	300	$ 58.38000	$ 17,514.00
2/27/2009	3,800	$ 78.21000	$ 297,198.00
2/27/2009	200	$ 78.32000	$ 15,664.00
2/27/2009	100	$ 58.53000	$ 5,853.00
2/27/2009	50	$ 57.99000	$ 2,899.50
2/27/2009	3,000	$ 57.91000	$ 173,730.00
2/27/2009	2,900	$ 58.50000	$ 169,650.00
2/27/2009	1,950	$ 57.90000	$ 112,905.00
2/27/2009	600	$ 58.64000	$ 35,184.00

Direxion Daily Financial Bear 3X Shares

3/2/2009	2,730	$ 55.03000	$ 150,231.90
3/2/2009	1,400	$ 55.04000	$ 77,056.00
3/2/2009	3,000	$ 55.05000	$ 165,150.00
3/2/2009	100	$ 55.05970	$ 5,505.97
3/2/2009	810	$ 55.06000	$ 44,598.60
3/2/2009	200	$ 52.25980	$ 10,451.96
3/2/2009	50	$ 52.25990	$ 2,613.00
3/2/2009	400	$ 52.28990	$ 20,915.96
3/2/2009	1,700	$ 52.29000	$ 88,893.00
3/2/2009	300	$ 52.27000	$ 15,681.00
3/2/2009	200	$ 52.25000	$ 10,450.00
3/2/2009	400	$ 52.26000	$ 20,904.00
3/2/2009	1,750	$ 52.28000	$ 91,490.00
3/2/2009	100	$ 53.04000	$ 5,304.00
3/2/2009	200	$ 53.01000	$ 10,602.00
3/2/2009	400	$ 53.00500	$ 21,202.00
3/2/2009	1,100	$ 53.15000	$ 58,465.00
3/2/2009	1,300	$ 53.19000	$ 69,147.00
3/2/2009	300	$ 53.42000	$ 16,026.00
3/2/2009	1,000	$ 53.45000	$ 53,450.00
3/2/2009	600	$ 53.44000	$ 32,064.00
3/2/2009	500	$ 51.11000	$ 25,555.00
3/2/2009	100	$ 51.04930	$ 5,104.93
3/2/2009	2,600	$ 51.02000	$ 132,652.00
3/2/2009	1,800	$ 51.05000	$ 91,890.00
3/2/2009	400	$ 52.75000	$ 21,100.00
3/2/2009	1,875	$ 52.78000	$ 98,962.50
3/2/2009	1,525	$ 52.76000	$ 80,459.00
3/2/2009	100	$ 52.74000	$ 5,274.00
3/2/2009	1,100	$ 52.77000	$ 58,047.00
3/2/2009	100	$ 52.63990	$ 5,263.99
3/2/2009	1,900	$ 52.64000	$ 100,016.00
3/2/2009	50	$ 52.25990	$ 2,613.00
3/2/2009	100	$ 51.04930	$ 5,104.93

2/27/2009	600	$ 58.65000	$ 35,190.00
2/27/2009	400	$ 58.59000	$ 23,436.00
2/27/2009	200	$ 58.61000	$ 11,722.00
2/27/2009	200	$ 58.51000	$ 11,702.00
2/27/2009	3,400	$ 79.18000	$ 269,212.00
2/27/2009	3,200	$ 79.16010	$ 253,312.32
2/27/2009	1,000	$ 79.19000	$ 79,190.00
2/27/2009	400	$ 79.16040	$ 31,664.16
2/27/2009	300	$ 79.16000	$ 23,748.00
2/27/2009	300	$ 79.06000	$ 23,718.00
2/27/2009	200	$ 79.03000	$ 15,806.00
2/27/2009	100	$ 79.16050	$ 7,916.05
2/27/2009	100	$ 79.03150	$ 7,903.15
3/2/2009	4,000	$ 54.11080	$ 216,443.20
3/2/2009	100	$ 60.01030	$ 6,001.03
3/2/2009	500	$ 60.02190	$ 30,010.95
3/2/2009	500	$ 60.06050	$ 30,030.25
3/2/2009	100	$ 60.06010	$ 6,006.01
3/2/2009	2,039	$ 60.07000	$ 122,482.73
3/2/2009	100	$ 60.04500	$ 6,004.50
3/2/2009	2,694	$ 60.01000	$ 161,666.94
3/2/2009	1,500	$ 60.00000	$ 90,000.00
3/2/2009	160	$ 60.00500	$ 9,600.80
3/2/2009	1,182	$ 60.03000	$ 70,955.46
3/2/2009	1,321	$ 60.02000	$ 79,286.42
3/2/2009	500	$ 60.04000	$ 30,020.00
3/2/2009	900	$ 60.06000	$ 54,054.00
3/2/2009	400	$ 60.05000	$ 24,020.00
3/2/2009	400	$ 59.91000	$ 23,964.00
3/2/2009	1,604	$ 59.85000	$ 95,999.40
3/2/2009	1,500	$ 53.91000	$ 80,865.00
3/2/2009	1,300	$ 53.88000	$ 70,044.00
3/2/2009	1,100	$ 53.89000	$ 59,279.00
3/2/2009	200	$ 53.87000	$ 10,774.00

Direxion Daily Financial Bear 3X Shares

Date	Shares	Price	Amount
3/2/2009	100	$ 53.04000	$ 5,304.00
3/2/2009	100	$ 55.00000	$ 5,500.00
3/2/2009	100	$ 55.05970	$ 5,505.97
3/2/2009	200	$ 52.25000	$ 10,450.00
3/2/2009	200	$ 52.25980	$ 10,451.96
3/2/2009	200	$ 53.01000	$ 10,602.00
3/2/2009	260	$ 54.99000	$ 14,297.40
3/2/2009	300	$ 52.27000	$ 15,681.00
3/2/2009	300	$ 53.42000	$ 16,026.00
3/2/2009	400	$ 52.26000	$ 20,904.00
3/2/2009	400	$ 52.28990	$ 20,915.96
3/2/2009	400	$ 53.00500	$ 21,202.00
3/2/2009	500	$ 51.11000	$ 25,555.00
3/2/2009	600	$ 53.44000	$ 32,064.00
3/2/2009	810	$ 55.06000	$ 44,598.60
3/2/2009	1,000	$ 53.45000	$ 53,450.00
3/2/2009	1,100	$ 53.15000	$ 58,465.00
3/2/2009	1,300	$ 53.19000	$ 69,147.00
3/2/2009	1,400	$ 55.04000	$ 77,056.00
3/2/2009	1,600	$ 55.02000	$ 88,032.00
3/2/2009	1,700	$ 52.29000	$ 88,893.00
3/2/2009	1,750	$ 52.28000	$ 91,490.00
3/2/2009	1,800	$ 51.05000	$ 91,890.00
3/2/2009	2,600	$ 51.02000	$ 132,652.00
3/2/2009	2,730	$ 55.03000	$ 150,231.90
3/2/2009	3,000	$ 55.05000	$ 165,150.00
3/3/2009	19	$ 50.40000	$ 957.60
3/3/2009	225	$ 50.41000	$ 11,342.25
3/3/2009	100	$ 50.41930	$ 5,041.93
3/3/2009	100	$ 50.41950	$ 5,041.95
3/3/2009	1,700	$ 50.42000	$ 85,714.00
3/3/2009	100	$ 50.44000	$ 5,044.00
3/3/2009	100	$ 50.43970	$ 5,043.97
3/3/2009	100	$ 50.43980	$ 5,043.98

Date	Shares	Price	Amount
3/2/2009	200	$ 53.85000	$ 10,770.00
3/2/2009	123	$ 53.81000	$ 6,618.63
3/2/2009	5,577	$ 53.80000	$ 300,042.60
3/2/2009	15	$ 54.72500	$ 820.88
3/2/2009	200	$ 54.75500	$ 10,951.00
3/2/2009	685	$ 54.99500	$ 37,671.58
3/2/2009	1,200	$ 55.01000	$ 66,012.00
3/2/2009	20	$ 55.16500	$ 1,103.30
3/2/2009	300	$ 55.16000	$ 16,548.00
3/2/2009	818	$ 55.15000	$ 45,112.70
3/2/2009	2,000	$ 55.29000	$ 110,580.00
3/2/2009	2,000	$ 55.30500	$ 110,610.00
3/2/2009	59	$ 55.28000	$ 3,261.52
3/2/2009	126	$ 55.26000	$ 6,962.76
3/2/2009	1,000	$ 55.22000	$ 55,220.00
3/2/2009	300	$ 55.16000	$ 16,548.00
3/2/2009	617	$ 55.14000	$ 34,021.38
3/2/2009	100	$ 55.08000	$ 5,508.00
3/2/2009	200	$ 55.13000	$ 11,026.00
3/2/2009	200	$ 55.25000	$ 11,050.00
3/2/2009	1,000	$ 55.05000	$ 55,050.00
3/2/2009	2,765	$ 55.04000	$ 152,185.60
3/2/2009	650	$ 55.06000	$ 35,789.00
3/2/2009	745	$ 55.19000	$ 41,116.55
3/2/2009	818	$ 55.15000	$ 45,112.70
3/2/2009	745	$ 55.19000	$ 41,116.55
3/2/2009	685	$ 54.99500	$ 37,671.58
3/2/2009	650	$ 55.06000	$ 35,789.00
3/2/2009	1,321	$ 60.02000	$ 79,286.42
3/2/2009	1,182	$ 60.03000	$ 70,955.46
3/2/2009	1,300	$ 53.88000	$ 70,044.00
3/2/2009	1,200	$ 55.01000	$ 66,012.00
3/2/2009	1,100	$ 53.89000	$ 59,279.00
3/2/2009	1,000	$ 55.22000	$ 55,220.00

Direxion Daily Financial Bear 3X Shares

Date	Shares	Price	Amount
3/3/2009	2,000	$ 50.45000	$ 100,900.00
3/3/2009	800	$ 50.47000	$ 40,376.00
3/3/2009	1,100	$ 50.48000	$ 55,528.00
3/3/2009	1,256	$ 50.49000	$ 63,415.44
3/3/2009	2,400	$ 50.53000	$ 121,272.00
3/3/2009	1,300	$ 50.54000	$ 65,702.00
3/3/2009	300	$ 50.59000	$ 15,177.00
3/3/2009	100	$ 50.56000	$ 5,056.00
3/3/2009	300	$ 50.57000	$ 15,171.00
3/3/2009	100	$ 49.01960	$ 4,901.96
3/3/2009	400	$ 49.02000	$ 19,608.00
3/3/2009	35	$ 49.01000	$ 1,715.35
3/3/2009	700	$ 48.97000	$ 34,279.00
3/3/2009	200	$ 48.90000	$ 9,780.00
3/3/2009	56	$ 48.84000	$ 2,735.04
3/3/2009	475	$ 48.83000	$ 23,194.25
3/3/2009	3,034	$ 48.86000	$ 148,241.24
3/3/2009	50	$ 47.58500	$ 2,379.25
3/3/2009	100	$ 47.49970	$ 4,749.97
3/3/2009	400	$ 47.49980	$ 18,999.92
3/3/2009	100	$ 47.50980	$ 4,750.98
3/3/2009	181	$ 47.50990	$ 8,599.29
3/3/2009	219	$ 47.47000	$ 10,395.93
3/3/2009	600	$ 47.64000	$ 28,584.00
3/3/2009	600	$ 47.65000	$ 28,590.00
3/3/2009	600	$ 47.61000	$ 28,566.00
3/3/2009	100	$ 47.60000	$ 4,760.00
3/3/2009	200	$ 47.59000	$ 9,518.00
3/3/2009	300	$ 47.55980	$ 14,267.94
3/3/2009	200	$ 47.55990	$ 9,511.98
3/3/2009	100	$ 47.53960	$ 4,753.96
3/3/2009	100	$ 47.54000	$ 4,754.00
3/3/2009	300	$ 47.53000	$ 14,259.00
3/3/2009	400	$ 47.63980	$ 19,055.92

Date	Shares	Price	Amount
3/2/2009	1,000	$ 55.05000	$ 55,050.00
3/2/2009	900	$ 60.06000	$ 54,054.00
3/2/2009	2,765	$ 55.04000	$ 152,185.60
3/2/2009	2,039	$ 60.07000	$ 122,482.73
3/2/2009	2,000	$ 55.30500	$ 110,610.00
3/2/2009	2,000	$ 55.29000	$ 110,580.00
3/2/2009	1,604	$ 59.85000	$ 95,999.40
3/2/2009	1,500	$ 60.00000	$ 90,000.00
3/2/2009	1,500	$ 53.91000	$ 80,865.00
3/2/2009	5,577	$ 53.80000	$ 300,042.60
3/2/2009	2,694	$ 60.01000	$ 161,666.94
3/2/2009	100	$ 55.08000	$ 5,508.00
3/2/2009	59	$ 55.28000	$ 3,261.52
3/2/2009	20	$ 55.16500	$ 1,103.30
3/2/2009	15	$ 54.72500	$ 820.88
3/2/2009	200	$ 53.85000	$ 10,770.00
3/2/2009	160	$ 60.00500	$ 9,600.80
3/2/2009	126	$ 55.26000	$ 6,962.76
3/2/2009	123	$ 53.81000	$ 6,618.63
3/2/2009	100	$ 60.06010	$ 6,006.01
3/2/2009	100	$ 60.04500	$ 6,004.50
3/2/2009	100	$ 60.01030	$ 6,001.03
3/2/2009	300	$ 55.16000	$ 16,548.00
3/2/2009	300	$ 55.16000	$ 16,548.00
3/2/2009	200	$ 55.25000	$ 11,050.00
3/2/2009	200	$ 55.13000	$ 11,026.00
3/2/2009	200	$ 54.75500	$ 10,951.00
3/2/2009	200	$ 53.87000	$ 10,774.00
3/2/2009	617	$ 55.14000	$ 34,021.38
3/2/2009	500	$ 60.60500	$ 30,302.50
3/2/2009	500	$ 60.04000	$ 30,020.00
3/2/2009	500	$ 60.02190	$ 30,010.95
3/2/2009	400	$ 60.05000	$ 24,020.00
3/2/2009	400	$ 59.91000	$ 23,964.00

Direxion Daily Financial Bear 3X Shares

Date	Shares	Price	Amount
3/3/2009	200	$ 47.63990	$ 9,527.98
3/3/2009	400	$ 47.63000	$ 19,052.00
3/3/2009	300	$ 47.62000	$ 14,286.00
3/3/2009	100	$ 47.65980	$ 4,765.98
3/3/2009	700	$ 47.66000	$ 33,362.00
3/3/2009	8,750	$ 47.67000	$ 417,112.50
3/3/2009	5,000	$ 50.80000	$ 254,000.00
3/3/2009	100	$ 49.14990	$ 4,914.99
3/3/2009	100	$ 49.15000	$ 4,915.00
3/3/2009	500	$ 49.14000	$ 24,570.00
3/3/2009	400	$ 49.17000	$ 19,668.00
3/3/2009	1,900	$ 49.16000	$ 93,404.00
3/3/2009	100	$ 47.68990	$ 4,768.99
3/3/2009	545	$ 47.69000	$ 25,991.05
3/3/2009	248	$ 47.70000	$ 11,829.60
3/3/2009	5,107	$ 47.71000	$ 243,654.97
3/3/2009	19	$ 50.40000	$ 957.60
3/3/2009	35	$ 49.01000	$ 1,715.35
3/3/2009	50	$ 47.58500	$ 2,379.25
3/3/2009	56	$ 48.84000	$ 2,735.04
3/3/2009	100	$ 47.49970	$ 4,749.97
3/3/2009	100	$ 47.50980	$ 4,750.98
3/3/2009	100	$ 47.53960	$ 4,753.96
3/3/2009	100	$ 47.54000	$ 4,754.00
3/3/2009	100	$ 47.60000	$ 4,760.00
3/3/2009	100	$ 47.65980	$ 4,765.98
3/3/2009	100	$ 49.01960	$ 4,901.96
3/3/2009	100	$ 50.41930	$ 5,041.93
3/3/2009	100	$ 50.41950	$ 5,041.95
3/3/2009	100	$ 50.43970	$ 5,043.97
3/3/2009	100	$ 50.43980	$ 5,043.98
3/3/2009	100	$ 50.44000	$ 5,044.00
3/3/2009	100	$ 50.56000	$ 5,056.00
3/3/2009	181	$ 47.50990	$ 8,599.29
3/2/2009	50	$ 57.23000	$ 2,861.50
3/2/2009	4,068	$ 57.20000	$ 232,689.60
3/2/2009	1,700	$ 54.57000	$ 92,769.00
3/2/2009	1,500	$ 54.60000	$ 81,900.00
3/2/2009	700	$ 54.67000	$ 38,269.00
3/2/2009	700	$ 54.63000	$ 38,241.00
3/2/2009	482	$ 57.35000	$ 27,642.70
3/2/2009	500	$ 54.55030	$ 27,275.15
3/2/2009	400	$ 54.56000	$ 21,824.00
3/2/2009	400	$ 54.55040	$ 21,820.16
3/2/2009	300	$ 57.15000	$ 17,145.00
3/2/2009	300	$ 54.60500	$ 16,381.50
3/2/2009	300	$ 54.55020	$ 16,365.06
3/2/2009	100	$ 57.18000	$ 5,718.00
3/2/2009	100	$ 54.62000	$ 5,462.00
3/2/2009	100	$ 54.61000	$ 5,461.00
3/2/2009	100	$ 54.55010	$ 5,455.01
3/2/2009	100	$ 54.55000	$ 5,455.00
3/2/2009	100	$ 54.42500	$ 5,442.50
3/3/2009	13,800	$ 51.24000	$ 707,112.00
3/3/2009	12,151	$ 49.90000	$ 606,334.90
3/3/2009	2,600	$ 51.25000	$ 133,250.00
3/3/2009	1,700	$ 49.90020	$ 84,830.34
3/3/2009	200	$ 51.26000	$ 10,252.00
3/3/2009	100	$ 49.90030	$ 4,990.03
3/3/2009	500	$ 49.90500	$ 24,952.50
3/3/2009	400	$ 51.25010	$ 20,500.04
3/3/2009	7,700	$ 51.27000	$ 394,779.00
3/3/2009	96	$ 51.23050	$ 4,918.13
3/3/2009	3,200	$ 49.71000	$ 159,072.00
3/3/2009	700	$ 49.75000	$ 34,825.00
3/3/2009	500	$ 49.74000	$ 24,870.00
3/3/2009	400	$ 49.71020	$ 19,884.08
3/3/2009	300	$ 49.76000	$ 14,928.00

Direxion Daily Financial Bear 3X Shares

3/3/2009	200	$ 47.55990	$ 9,511.98
3/3/2009	200	$ 47.59000	$ 9,518.00
3/3/2009	200	$ 47.63990	$ 9,527.98
3/3/2009	200	$ 48.90000	$ 9,780.00
3/3/2009	219	$ 47.47000	$ 10,395.93
3/3/2009	225	$ 50.41000	$ 11,342.25
3/3/2009	300	$ 47.53000	$ 14,259.00
3/3/2009	300	$ 47.55980	$ 14,267.94
3/3/2009	300	$ 47.62000	$ 14,286.00
3/3/2009	300	$ 50.57000	$ 15,171.00
3/3/2009	300	$ 50.59000	$ 15,177.00
3/3/2009	400	$ 47.49980	$ 18,999.92
3/3/2009	400	$ 47.63000	$ 19,052.00
3/3/2009	400	$ 47.63980	$ 19,055.92
3/3/2009	400	$ 49.02000	$ 19,608.00
3/3/2009	475	$ 48.83000	$ 23,194.25
3/3/2009	600	$ 47.61000	$ 28,566.00
3/3/2009	600	$ 47.64000	$ 28,584.00
3/3/2009	600	$ 47.65000	$ 28,590.00
3/3/2009	700	$ 47.66000	$ 33,362.00
3/3/2009	700	$ 48.97000	$ 34,279.00
3/3/2009	800	$ 50.47000	$ 40,376.00
3/3/2009	1,100	$ 50.48000	$ 55,528.00
3/3/2009	1,256	$ 50.49000	$ 63,415.44
3/3/2009	1,300	$ 50.54000	$ 65,702.00
3/3/2009	1,700	$ 50.42000	$ 85,714.00
3/3/2009	2,000	$ 50.45000	$ 100,900.00
3/3/2009	2,400	$ 50.53000	$ 121,272.00
3/3/2009	3,034	$ 48.86000	$ 148,241.24
3/3/2009	8,750	$ 47.67000	$ 417,112.50
3/4/2009	2,250	$ 57.34000	$ 129,015.00
3/4/2009	100	$ 57.40990	$ 5,740.99
3/4/2009	2,000	$ 57.39000	$ 114,780.00
3/4/2009	3,079	$ 57.40000	$ 176,734.60

3/3/2009	300	$ 49.71040	$ 14,913.12
3/3/2009	300	$ 49.71010	$ 14,913.03
3/3/2009	204	$ 51.23100	$ 10,451.12
3/3/2009	100	$ 49.77000	$ 4,977.00
3/3/2009	100	$ 49.84500	$ 4,984.50
3/3/2009	100	$ 49.73000	$ 4,973.00
3/4/2009	2,000	$ 59.46000	$ 118,920.00
3/4/2009	290	$ 59.45000	$ 17,240.50
3/4/2009	10	$ 59.41500	$ 594.15
3/4/2009	3,700	$ 59.44000	$ 219,928.00
3/4/2009	2,500	$ 59.46500	$ 148,662.50
3/4/2009	500	$ 59.58500	$ 29,792.50
3/4/2009	500	$ 59.42500	$ 29,712.50
3/4/2009	500	$ 59.43000	$ 29,715.00
3/4/2009	50	$ 59.67500	$ 2,983.75
3/4/2009	2,580	$ 59.66000	$ 153,922.80
3/4/2009	1,800	$ 59.72000	$ 107,496.00
3/4/2009	200	$ 59.66010	$ 11,932.02
3/4/2009	100	$ 59.66030	$ 5,966.03
3/4/2009	100	$ 59.66020	$ 5,966.02
3/16/2009	9,000	$ 59.03710	$ 531,333.90
3/16/2009	600	$ 58.51000	$ 35,106.00
3/16/2009	1,075	$ 59.00000	$ 63,425.00
3/16/2009	1,000	$ 59.01500	$ 59,015.00
3/16/2009	900	$ 53.36500	$ 48,028.50
3/16/2009	800	$ 58.58000	$ 46,864.00
3/16/2009	700	$ 58.60000	$ 41,020.00
3/16/2009	600	$ 58.83000	$ 35,298.00
3/16/2009	600	$ 58.55000	$ 35,130.00
3/16/2009	2,700	$ 58.53000	$ 158,031.00
3/16/2009	2,500	$ 58.56000	$ 146,400.00
3/16/2009	1,990	$ 58.57000	$ 116,554.30
3/16/2009	1,700	$ 58.96000	$ 100,232.00
3/16/2009	1,400	$ 58.99000	$ 82,586.00

Direxion Daily Financial Bear 3X Shares

Date	Shares	Price	Amount
3/4/2009	2,100	$ 57.41000	$ 120,561.00
3/4/2009	100	$ 57.42000	$ 5,742.00
3/4/2009	1,121	$ 57.43000	$ 64,379.03
3/4/2009	900	$ 57.47000	$ 51,723.00
3/4/2009	600	$ 57.50000	$ 34,500.00
3/4/2009	100	$ 57.39000	$ 5,739.00
3/4/2009	2,000	$ 57.76500	$ 115,530.00
3/4/2009	650	$ 57.79000	$ 37,563.50
3/4/2009	100	$ 57.40990	$ 5,740.99
3/4/2009	100	$ 57.42000	$ 5,742.00
3/4/2009	600	$ 57.50000	$ 34,500.00
3/4/2009	900	$ 57.47000	$ 51,723.00
3/4/2009	1,121	$ 57.43000	$ 64,379.03
3/4/2009	2,000	$ 57.39000	$ 114,780.00
3/4/2009	2,100	$ 57.41000	$ 120,561.00
3/4/2009	3,079	$ 57.40000	$ 176,734.60
3/4/2009	2,250	$ 57.34000	$ 129,015.00
3/13/2009	4,000	$ 61.43000	$ 245,720.00
3/13/2009	1,000	$ 60.99000	$ 60,990.00
3/13/2009	900	$ 60.87000	$ 54,783.00
3/13/2009	1,300	$ 60.85000	$ 79,105.00
3/13/2009	1,300	$ 60.91000	$ 79,183.00
3/13/2009	1,500	$ 60.90000	$ 91,350.00
3/13/2009	15,000	$ 61.50000	$ 922,500.00
3/13/2009	200	$ 60.77000	$ 12,154.00
3/13/2009	300	$ 60.84000	$ 18,252.00
3/13/2009	1,500	$ 60.80000	$ 91,200.00
3/13/2009	5,000	$ 61.50000	$ 307,500.00
3/16/2009	19,000	$ 53.90000	$ 1,024,100.00
3/16/2009	20	$ 53.90500	$ 1,078.10
3/16/2009	30	$ 53.74990	$ 1,612.50
3/16/2009	50	$ 53.79000	$ 2,689.50
3/16/2009	50	$ 54.42000	$ 2,721.00
3/16/2009	65	$ 54.36500	$ 3,533.73

Date	Shares	Price	Amount
3/16/2009	1,400	$ 58.97000	$ 82,558.00
3/16/2009	7,972	$ 58.49000	$ 466,282.28
3/16/2009	5,000	$ 59.63500	$ 298,175.00
3/16/2009	4,809	$ 58.95000	$ 283,490.55
3/16/2009	3,900	$ 58.36010	$ 227,604.39
3/16/2009	3,400	$ 58.98000	$ 200,532.00
3/16/2009	60	$ 58.74000	$ 3,524.40
3/16/2009	50	$ 58.71500	$ 2,935.75
3/16/2009	25	$ 58.65000	$ 1,466.25
3/16/2009	116	$ 59.03000	$ 6,847.48
3/16/2009	100	$ 59.02000	$ 5,902.00
3/16/2009	100	$ 58.81500	$ 5,881.50
3/16/2009	100	$ 58.72000	$ 5,872.00
3/16/2009	100	$ 58.59000	$ 5,859.00
3/16/2009	100	$ 58.57010	$ 5,857.01
3/16/2009	403	$ 58.50000	$ 23,575.50
3/16/2009	200	$ 58.54000	$ 11,708.00
3/16/2009	200	$ 58.52000	$ 11,704.00
3/16/2009	200	$ 58.48000	$ 11,696.00
3/16/2009	200	$ 58.36000	$ 11,672.00
3/16/2009	4,100	$ 58.33010	$ 239,153.41
3/16/2009	3,800	$ 58.98000	$ 224,124.00
3/16/2009	2,200	$ 58.47000	$ 128,634.00
3/16/2009	2,000	$ 58.52000	$ 117,040.00
3/16/2009	600	$ 59.00000	$ 35,400.00
3/16/2009	600	$ 58.33500	$ 35,001.00
3/16/2009	300	$ 58.99000	$ 17,697.00
3/16/2009	300	$ 58.49000	$ 17,547.00
3/16/2009	300	$ 58.33000	$ 17,499.00
3/16/2009	200	$ 59.18500	$ 11,837.00
3/16/2009	200	$ 58.51000	$ 11,702.00
3/16/2009	200	$ 58.48000	$ 11,696.00
3/16/2009	100	$ 59.01000	$ 5,901.00
3/16/2009	100	$ 58.53000	$ 5,853.00

Direxion Daily Financial Bear 3X Shares

3/16/2009	70	$ 53.88000	$ 3,771.60
3/16/2009	75	$ 54.37000	$ 4,077.75
3/16/2009	100	$ 53.86500	$ 5,386.50
3/16/2009	100	$ 53.88000	$ 5,388.00
3/16/2009	100	$ 54.08000	$ 5,408.00
3/16/2009	100	$ 54.31000	$ 5,431.00
3/16/2009	100	$ 54.45990	$ 5,445.99
3/16/2009	100	$ 56.56000	$ 5,656.00
3/16/2009	120	$ 53.87000	$ 6,464.40
3/16/2009	150	$ 53.81000	$ 8,071.50
3/16/2009	200	$ 53.84000	$ 10,768.00
3/16/2009	200	$ 54.01000	$ 10,802.00
3/16/2009	200	$ 54.12980	$ 10,825.96
3/16/2009	200	$ 54.14000	$ 10,828.00
3/16/2009	300	$ 53.97000	$ 16,191.00
3/16/2009	300	$ 54.44980	$ 16,334.94
3/16/2009	340	$ 53.90000	$ 18,326.00
3/16/2009	400	$ 53.75000	$ 21,500.00
3/16/2009	400	$ 53.82000	$ 21,528.00
3/16/2009	400	$ 54.45980	$ 21,783.92
3/16/2009	424	$ 53.85000	$ 22,832.40
3/16/2009	500	$ 54.15000	$ 27,075.00
3/16/2009	500	$ 54.43000	$ 27,215.00
3/16/2009	500	$ 54.44990	$ 27,224.95
3/16/2009	800	$ 54.03000	$ 43,224.00
3/16/2009	800	$ 54.07500	$ 43,260.00
3/16/2009	800	$ 56.58000	$ 45,264.00
3/16/2009	910	$ 54.45000	$ 49,549.50
3/16/2009	1,000	$ 53.73000	$ 53,730.00
3/16/2009	1,000	$ 54.13000	$ 54,130.00
3/16/2009	1,000	$ 54.28000	$ 54,280.00
3/16/2009	1,000	$ 54.46000	$ 54,460.00
3/16/2009	1,000	$ 56.59000	$ 56,590.00
3/16/2009	1,200	$ 54.11000	$ 64,932.00

3/26/2009	500	$ 28.50100	$ 14,250.50
3/26/2009	250	$ 28.61000	$ 7,152.50
3/26/2009	200	$ 25.58000	$ 5,116.00
3/26/2009	115	$ 28.69000	$ 3,299.35
3/26/2009	7,490	$ 28.50000	$ 213,465.00
3/26/2009	1,800	$ 28.53000	$ 51,354.00
3/26/2009	1,100	$ 28.52000	$ 31,372.00
3/26/2009	745	$ 28.55000	$ 21,269.75
3/26/2009	700	$ 28.58010	$ 20,006.07
3/26/2009	700	$ 28.56000	$ 19,992.00
4/13/2009	5,000	$ 10.85000	$ 54,250.00
4/13/2009	5,000	$ 10.81000	$ 54,050.00
4/28/2009	4,500	$ 9.03000	$ 40,635.00
4/28/2009	500	$ 8.85000	$ 4,425.00
4/28/2009	4,500	$ 9.03000	$ 40,635.00
4/28/2009	500	$ 8.85000	$ 4,425.00
5/7/2009	15,000	$ 4.66000	$ 69,900.00
5/13/2009	4,000	$ 5.84000	$ 23,360.00
5/19/2009	30,000	$ 6.32000	$ 189,600.00

Direxion Daily Financial Bear 3X Shares

3/16/2009	1,390	$ 53.97000	$ 75,018.30
3/16/2009	1,400	$ 53.90000	$ 75,460.00
3/16/2009	1,610	$ 54.10000	$ 87,101.00
3/16/2009	2,000	$ 54.12000	$ 108,240.00
3/16/2009	2,200	$ 53.76000	$ 118,272.00
3/16/2009	2,515	$ 53.74000	$ 135,156.10
3/16/2009	2,700	$ 53.80000	$ 145,260.00
3/16/2009	3,120	$ 52.92000	$ 165,110.40
3/16/2009	3,100	$ 56.60000	$ 175,460.00
3/16/2009	4,150	$ 53.92500	$ 223,788.75
3/16/2009	6,880	$ 52.93000	$ 364,158.40
3/16/2009	8,855	$ 53.77000	$ 476,133.35
3/16/2009	9,476	$ 53.89000	$ 510,661.64
3/16/2009	10,000	$ 55.99000	$ 559,900.00
3/16/2009	10,000	$ 56.11000	$ 561,100.00
3/16/2009	15,000	$ 56.11000	$ 841,650.00
3/16/2009	9	$ 55.44500	$ 499.01
3/16/2009	20	$ 55.43000	$ 1,108.60
3/16/2009	25	$ 55.67000	$ 1,391.75
3/16/2009	30	$ 55.20010	$ 1,656.00
3/16/2009	35	$ 53.50500	$ 1,872.68
3/16/2009	50	$ 55.35500	$ 2,767.75
3/16/2009	54	$ 55.66060	$ 3,005.67
3/16/2009	100	$ 54.03000	$ 5,403.00
3/16/2009	100	$ 54.17000	$ 5,417.00
3/16/2009	100	$ 54.20000	$ 5,420.00
3/16/2009	132	$ 55.11000	$ 7,274.52
3/16/2009	150	$ 53.47000	$ 8,020.50
3/16/2009	220	$ 54.25000	$ 11,935.00
3/16/2009	274	$ 55.28000	$ 15,146.72
3/16/2009	300	$ 54.08000	$ 16,224.00
3/16/2009	300	$ 54.09000	$ 16,227.00
3/16/2009	300	$ 54.29000	$ 16,287.00
3/16/2009	315	$ 55.39500	$ 17,449.43

Direxion Daily Financial Bear 3X Shares

3/16/2009	400	$ 53.49000	$ 21,396.00
3/16/2009	400	$ 54.44000	$ 21,776.00
3/16/2009	500	$ 54.28500	$ 27,142.50
3/16/2009	491	$ 55.99000	$ 27,491.09
3/16/2009	600	$ 53.46500	$ 32,079.00
3/16/2009	600	$ 54.28000	$ 32,568.00
3/16/2009	600	$ 55.08000	$ 33,048.00
3/16/2009	800	$ 54.27000	$ 43,416.00
3/16/2009	1,000	$ 53.44000	$ 53,440.00
3/16/2009	1,000	$ 53.47500	$ 53,475.00
3/16/2009	1,000	$ 54.10000	$ 54,100.00
3/16/2009	1,000	$ 54.21000	$ 54,210.00
3/16/2009	1,000	$ 54.27500	$ 54,275.00
3/16/2009	1,200	$ 54.12500	$ 64,950.00
3/16/2009	1,550	$ 54.24000	$ 84,072.00
3/16/2009	1,600	$ 54.35000	$ 86,960.00
3/16/2009	1,700	$ 54.14000	$ 92,038.00
3/16/2009	1,815	$ 53.48000	$ 97,066.20
3/16/2009	1,930	$ 54.26000	$ 104,721.80
3/16/2009	2,000	$ 54.19000	$ 108,380.00
3/16/2009	2,100	$ 54.10000	$ 113,610.00
3/16/2009	2,200	$ 54.11000	$ 119,042.00
3/16/2009	3,000	$ 55.07500	$ 165,225.00
3/16/2009	10,000	$ 56.11000	$ 561,100.00
3/17/2009	3,000	$ 53.27000	$ 159,810.00
3/17/2009	5,000	$ 45.16000	$ 225,800.00
3/17/2009	4,000	$ 42.77000	$ 171,080.00
3/17/2009	100	$ 44.38000	$ 4,438.00
3/17/2009	100	$ 44.42000	$ 4,442.00
3/17/2009	100	$ 53.00950	$ 5,300.95
3/17/2009	124	$ 53.40000	$ 6,621.60
3/17/2009	150	$ 53.60000	$ 8,040.00
3/17/2009	200	$ 44.44000	$ 8,888.00
3/17/2009	200	$ 53.04000	$ 10,608.00

Direxion Daily Financial Bear 3X Shares

3/17/2009	200	$ 53.25000	$ 10,650.00
3/17/2009	200	$ 53.58000	$ 10,716.00
3/17/2009	230	$ 53.04500	$ 12,200.35
3/17/2009	300	$ 53.02000	$ 15,906.00
3/17/2009	300	$ 53.07000	$ 15,921.00
3/17/2009	300	$ 53.09000	$ 15,927.00
3/17/2009	400	$ 44.39000	$ 17,756.00
3/17/2009	500	$ 44.61000	$ 22,305.00
3/17/2009	500	$ 53.00990	$ 26,504.95
3/17/2009	800	$ 44.47000	$ 35,576.00
3/17/2009	750	$ 53.53000	$ 40,147.50
3/17/2009	1,200	$ 44.46000	$ 53,352.00
3/17/2009	6,700	$ 44.48000	$ 298,016.00
3/17/2009	6,646	$ 53.01000	$ 352,304.46
3/18/2009	3,000	$ 39.26000	$ 117,780.00
3/19/2009	100	$ 37.39500	$ 3,739.50
3/19/2009	140	$ 37.23000	$ 5,212.20
3/19/2009	175	$ 37.37000	$ 6,539.75
3/19/2009	300	$ 37.34000	$ 11,202.00
3/19/2009	360	$ 37.20000	$ 13,392.00
3/19/2009	500	$ 37.21000	$ 18,605.00
3/19/2009	550	$ 37.32000	$ 20,526.00
3/19/2009	556	$ 37.27000	$ 20,722.12
3/19/2009	900	$ 37.25000	$ 33,525.00
3/19/2009	1,236	$ 37.31000	$ 46,115.16
3/19/2009	1,500	$ 37.35000	$ 56,025.00
3/19/2009	3,683	$ 37.30000	$ 137,375.90
3/26/2009	15,000	$ 27.05000	$ 405,750.00
3/30/2009	5,000	$ 22.99000	$ 114,950.00
4/6/2009	200	$ 20.64000	$ 4,128.00
4/6/2009	4,020	$ 20.61500	$ 82,872.30
4/6/2009	5,150	$ 20.62500	$ 106,218.75
4/6/2009	5,630	$ 20.63000	$ 116,146.90
5/1/2009	200	$ 48.22980	$ 9,645.96

Direxion Daily Financial Bear 3X Shares

5/1/2009	500	$ 48.23000	$ 24,115.00
5/1/2009	4,300	$ 48.22990	$ 207,388.57

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

09 CIV 8375

MILTON PFEIFFER, ON BEHALF OF HIMSELF AND ALL OTHERS SIMILARLY SITUATED, Plaintiff, vs. DIREXION SHARES ETF TRUST, DANIEL O'NEILL, TODD KELLERMAN, DANIEL J. BYRNE, GERALD E. SHANLEY, III, JOHN WEISSER AND RAFFERTY ASSET MANAGEMENT, LLC, Defendants.	Civil Action No. JURY TRIAL DEMANDED


RECEIVED
OCT 02 2009
U.S.D.C. S.D. N.Y.
CASHIERS

CLASS ACTION COMPLAINT

Plaintiff Milton Pfeiffer, ("Plaintiff"), individually and on behalf of all other persons similarly situated, by its undersigned attorneys, alleges upon personal knowledge as to himself and his own acts, and upon information and belief as to all other matters, based on, *inter alia*, the investigation conducted by and through its attorneys, which included, among other things, a review of the defendants' public documents, conference calls and announcements made by defendants, Securities and Exchange Commission ("SEC") filings, and press releases published by and regarding the Financial Bear 3X Shares Fund (the "FAZ Fund"), securities analysts' reports and advisories about the Company, and information readily obtainable on the Internet.

NATURE OF THE ACTION

1. This is a class action on behalf of all persons or entities that purchased or otherwise acquired shares in the Financial Bear 3X Shares Fund (the "FAZ Fund") an exchange-traded fund ("ETF" or "Fund") offered by Direxion Shares ETF Trust ("Direxion Shares" or the "Trust"), pursuant or traceable to Direxion Share's materially false or misleading Registration Statement, Prospectus and Statement of Additional Information (collectively, the "Registration Statement") issued in connection with the FAZ Fund's shares (the "Class") during the period November 3, 2008 through April 9, 2009 (the "Class Period"). The Class is seeking to pursue remedies under §§11 and 15 of the Securities Act of 1933 (the "Securities Act"). This action asserts strict liability and negligence claims against Defendants.

2. Direxion Shares consist of a series of ETFs, including the FAZ Fund, regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"). ETFs, like the FAZ Fund, are funds that track a particular stock index and trade like stocks. Non-traditional, or so called "leveraged" and/or "inverse" ETFs, such as the FAZ Fund, offer investors alternative investment vehicle for an investor to make a bearish or bullish bet as to the performance of a particular index. Leveraged ETFs have become increasingly popular in recent years.

3. Direxion Shares ETFs are designed to provide daily investment results, before fees and expenses,that correspond to the performance of a particular index or benchmark. Funds with the word "Bull" in their name (collectively, the "Bull Funds") attempt to provide investment results that correlate positively to the return of an index or benchmark, *i.e.*, the Bull Funds attempt to move in the same direction as the target index or benchmark. Funds with the word "Bear" in their name (collectively, the "Bear Funds"), such as the FAZ Fund, attempt to provide investor results that move in the opposite or inverse direction of the target index.

4. The correlations sought by the Bull Funds and the Bear Funds are generally a multiple of the returns or the inverse of a multiple of the returns of the target index. For example, the benchmark for the Large Cap Bull Shares is 300% of the daily price performance of the Russell 1000 Index while the benchmark for the Large Cap Bear 3X Shares is 300% of the inverse, or opposite, of the daily price performance of the Russell 1000 Index. Thus, if on a given day, the Russell 1000 Index gains 1%, the Large Cap Bull 3X Shares is designed to gain approximately 3%, while the Large Cap Bear 3X Shares is designed to lose approximately 3%.

5. The FAZ Fund (the Financial Bear 3X Shares) seeks daily investment results, before fees and expenses, of 300% of the inverse (or opposite) of the price performance of the Russell 1000 Financial Services Index.

6. The FAZ Fund does not invest in equity securities. Under normal circumstances, it creates short positions by investing at least 80% of its net assets in financial instruments that, in combination, provide leveraged and unleveraged exposure to the Russell 1000 Financial Services Index, and the remainder in money market instruments.

7. The FAZ fund was advertised as being able to deliver triple the inverse return of the Russell 1000 Financial Services Index. That index fell approximately 12.6% from December 9, 2008 through April 9, 2009, ostensibly creating a 37% profit for investors in the FAZ fund. However, the FAZ Fund actually fell approximately 12% during this period. During the period November 19, 2008 through April 9, 2009 the Russell 1000 Financial Index gained approximately 6.7%. Thus, the FAZ Fund should have lost approximately 20% of its value during this period. However, the FAZ Fund actually fell approximately 92%.

9. The FAZ Fund reached an intraday high of $201.86 per share in November 2008. On June 9, 2009, it closed at $4.34 per share, a staggering loss of nearly 98%.

10. Given the spectacular tracking error (the divergence of the performance of the Fund from that of the benchmark or index) between the performance of the FAZ Fund and its benchmark index, the fact that Plaintiff and the Class sought to protect their assets by investing their monies on the correct directional play has been rendered meaningless. The FAZ Fund is, therefore, the equivalent of a defective product.

11. In its Registration Statement and Prospectus dated October 1, 2008, as supplemented on November 3, 2008, Direxion Shares states that "there is a special form of correlation risk that derives from these Funds' use of leverage, which is that for periods greater than one day, the use of leverage tends to cause the performance of the Fund to be either greater than or less than the index performance times the stated multiple in the Fund objective, before accounting for fees and expenses. ... [F]or periods greater than one day, a leveraged fund is likely to underperform or overperform (but not match) the index performance times the stated multiple in the fund objective." In its Prospectus, as supplemented on December 9, 2008, Direxion Shares states that "[t]he Funds are exchanged-traded funds that seek *daily leveraged* investment results. The funds are intended to be used as short-term trading vehicles. The pursuit of leveraged investment goals means that the funds are riskier than alternatives which do not use leverage. Further, the pursuit of *daily* leveraged investment goals means that the return of a Fund for a period longer than a single day will be the product of the series of *daily* leveraged returns for each day during the relevant period. As a consequence, especially in periods of market volatility, the path of the benchmark during the period may be at least as important to the Funds' return for the period as the cumulative return on the benchmark for the relevant period."

13. However, these statements failed to alert investors that holding the FAZ Fund for more than a day will almost certainly lead to enormous losses. In fact, Direxion Shares could not make that statement and remain in business with respect to Direxion Shares' Funds. As Direxion

Shares knew, investors did not view ETFs as day trading investment vehicles and did not day-trade the FAZ Fund. Moreover, it would be virtually impossible for all FAZ Fund purchasers to sell out of their positions at the end of each day.

14. Furthermore, Direxion Shares does not market the FAZ Fund or its other ETFs as day trading vehicles. In fact, in response to an ETF warning issued by the Financial Industry Regulatory Authority after the close of the Class Period, Direxion Shares publicly stated that "[a] rational investor, considering all of the relevant factors and with a full understanding of the ETFs operation and performance characteristics, may decide to hold . . . [a leveraged or inverse leveraged] ETF for periods longer (and perhaps far longer) than a single day." The Direxion Shares' Registration Statement and Prospectus even provide hypothetical examples of fees that investors may encounter over one year and three year periods, indicating that long term investing in the FAZ Fund is a perfectly reasonable investment strategy.

16. On April 10, 2009, Direxion Shares began to alert investors regarding the true risks of its highly leveraged ETF products when it disclosed in its amended prospectus that ***"return of each Fund for periods longer than a single day, especially in periods of market volatility, may be completely uncorrelated to the return of the Fund's benchmark for such longer period...the Funds are not intended to be used by, and are inappropriate for, investors who intend to hold positions."*** (emphasis added). The Prospectus also for the first time titled Direxion Shares' ETFs "daily funds" as exemplified by the new title given to the FAZ Fund, the "Direxion ***Daily*** Financial Bear 3X Shares." (emphasis added).

17. On June 11, 2009, the Financial Industry Regulatory Authority ("FINRA") issued Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice cautioned that "**inverse and leveraged ETFs . . . typically are unsuitable for *retail investors who plan to hold them for longer than one trading session,*** particularly in volatile markets." (emphasis added). FINRA also

cautioned investment houses that sell shares in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Thereafter, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products...."

18. FINRA issued additional warnings on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis -- but with the effects of compounding over a longer timeframe, results differ significantly from its benchmark.

19. Since FINRA's warnings, Edward Jones & Company ("Edward Jones") halted the sale of its non-traditional ETFs, such as the FAZ Fund. Edward Jones called ETFs, like the FAZ Fund, "one of the most misunderstood and potentially dangerous types of ETFs."

20. UBS has also said it would not sell ETFs that use leverage or sell an asset short. Additionally, Ameriprise Financial and LPL Investment Holdings, Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of a target index.

21. On July 28, 2009, Charles Schwab ("Schwab") issued a stark warning on its website to clients who buy non-traditional ETFs, noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting... .***proceed with extreme caution.***" (emphasis added).

22. On August 18, 2009 the SEC staff and FINRA issued an alert entitled "Leveraged and Inverse ETFs: Specialized Products with Extra Risks for Buy-And-Hold Investors." The alert was issued "because we believe individual investors may be confused about the performance objectives of leveraged and inverse exchange-traded funds (ETFs)." The alert advised investors that before investing in leveraged ETFs investors should ask:

> **What happens if I hold longer than one trading day?** While there may be trading and hedging strategies that justify holding these investments longer than a day, buy-and-hold investors with an intermediate or long-term time horizon should carefully consider whether these ETFs are appropriate for their portfolio. As discussed above, because leveraged and inverse ETFs reset each day, their performance can quickly diverge from the performance of the underlying index or benchmark. ***In other words, it is possible that you could suffer significant* losses *even if* the long *term performance of the index* showed a *gain.***

(emphasis in bold italics added).

23. In a news release dated August 18, 2009 the North American Securities Administrators Association ("NASAA"), "identified real estate investment schemes, leveraged ETFs, private placement offerings, natural resources investments, and Ponzi schemes as the greatest potential threats to investors this year." With respect to leveraged ETFs NASAA stated:

> Leveraged Exchange Traded Funds (ETFs). **This relatively new financial product has been offered to individual investors who may not be aware of the risks these funds carry.** The funds which trade throughout the day like a stock, use exotic financial instruments, including options and other derivatives, and promise the potential to provide greater than market returns as the value of the underlying assets rise or fall. **Given their volatility, these funds typically are not suitable for most *retail investors.***

(emphasis added).

24. Direxion Shares' disclosures in its Registration Statement failed to adequately warn investors of the risk involved in investing in its leveraged ETFs. Investors in Direxion Shares' funds, including the FAZ Fund, were lured by the notion of directional investment plays. Investors were simply not warned that holding FAZ for more than one day would likely eviscerate any chance of successfully tracking the direction of the underlying benchmark.

25. The FAZ Fund did not go up when the Russell 1000 Financial Services Index went down. In fact in most cases, by its nature, the FAZ fund would not go up for periods longer than one day; and investors in the FAZ Fund have been shocked to learn that their supposedly safe hedges have caused them substantial losses. Defendants failed to disclose, among other things, the

following risks in the Registration Statement and Prospectus:

- Inverse correlation between the FAZ Fund and the Russell 1000 Financial Services Index over time would only happen in rare circumstances, and inadvertently, if at all;
- the extent to which performance of the FAZ Fund would inevitably diverge from the performance of the Russell 1000 Financial Services Index - - *i.e.*, the high probability, if not certainty, of spectacular tracking error;
- the consequences of high market volatility on the FAZ Fund's performance;
- the role the FAZ Fund plays in increasing market volatility, particularly in the last hour of trading;
- the FAZ Fund causes dislocations in the stock market; and
- the FAZ Fund offers a seemingly straight forward way to obtain desired exposure, but such exposure is not attainable through the FAZ Fund for periods greater than one day.

JURISDICTION AND VENUE

26. The claims asserted herein arise under and pursuant to §§11 and 15 of the Securities Act, 15 U.S.C. §§77k and 77o.

27. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. § 1331 and §22 of the Securities Act.

28. The Court has personal jurisdiction over this action because Defendants conducted business in this district and FAZ trades on the New York Stock Exchange ("NYSE") Arca.

29. In connection with the acts alleged in this Complaint Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

30. Plaintiff, as set forth in the accompanying certification, incorporated by reference herein, purchased shares of FAZ at artificially inflated prices during the Class Period and was damaged thereby.

31. Defendant Direxion Shares ETF Trust is a Delaware statutory trust and a registered investment company offering a number of separate exchange-traded funds (ETFs), including the FAZ Fund, to the public. Shares of the FAZ Fund trade on the NYSE Arca. Unlike conventional mutual funds, shares are not individually redeemable securities. Rather, each Fund issues and redeems shares on a continuous basis at net asset value ("NAV") only in large blocks of shares called "Creation Units." Until December 15, 2008 a Creation Unit consisted of 100,000 shares. Thereafter, a Creation Unit consisted of 50,000 shares. Creation Units of the Bear Funds are purchased and redeemed for cash.

32. Defendant Daniel D. O'Neill is the President and a Trustee of Direxion Shares. O'Neill signed the Registration Statement.

33. Defendant Todd Kellerman is the Treasurer and Controller of Direxion Shares. Kellerman signed the Registration Statement.

34. Defendant Daniel J. Byrne is a Trustee of Direxion Shares. Defendant Byrne signed the Registration Statement.

35. Defendant Gerald E. Shanley, III is a Trustee of Direxion Shares. Defendant Shanley signed the Registration Statement.

36. Defendant Rafferty Asset Management LLC ("Rafferty") is the investment advisor for the FAZ Fund. Rafferty provides investment management services to the FAZ Fund. Rafferty was responsible for developing, implementing, and supervising the FAZ Fund's investment program. Defendant O'Neill is the Managing Director of Rafferty.

SUBSTANTIVE ALLEGATIONS

Traditional ETFs

37. ETFs are investment companies that are legally classified as open-ended companies or unit investment trusts. ETFs are frequently considered low cost index mutual funds that trade like stocks. ETFs, however, differ from traditional mutual funds in the following ways:

(a) ETFs do not sell individual shares directly to investors and only issue shares in large blocks (of 50,000 shares, for example) that are known as "Creation Units";

(b) Investors generally do not purchase Creation Units with cash (although Creation Units in the FAZ Fund are purchased for cash). Instead, generally, investors buy Creation Units with a basket of securities that generally mirrors an ETF portfolio;

(c) After purchasing a Creation Unit, an investor often splits it up and sells the individual shares on a secondary market. This permits other investors to purchase individual shares (instead of Creation units); and

(d) Investors who want to sell their ETF shares have two options: (1) they can sell individual shares to other investors in the secondary market, or (2) they can sell the Creation Units back to the ETF. ETFs generally redeem Creation Units by giving investors the securities that comprise the portfolio instead of cash (although Creation Units in the FAZ Fund are redeemed for cash).

Non-Traditional Leveraged ETFs

38. Non-traditional, or leveraged ETFs - sometimes referred to as "exotic" ETFs - are even newer breeds of ETFs that seek to deliver multiples of the performance of the index or benchmark they track. Some leveraged ETFs are "inverse" or "short" funds, like the FAZ Fund, meaning that they seek to deliver the opposite of the performance of the index or benchmark they

track. Like traditional ETFs, some inverse ETFs track broad indices, some are sector-specific, and still others are linked to commodities or currencies. Inverse ETFs are often marketed as a way for investors to profit from, or at least hedge their exposure to, downward moving markets.

39. Some non-traditional ETFs, such as the FAZ Fund, are both short and leveraged, meaning that they seek to achieve a return that is a multiple of the inverse performance of the underlying index. An inverse ETF that tracks the S&P 500, for example, seeks to deliver the inverse of the performance of the S&P 500, while a double-leveraged inverse S&P 500 ETF seeks to deliver twice the opposite of the index's performance. To accomplish their objectives, leveraged and inverse ETFs pursue a range of complex investment strategies through the use of short sales, swaps, futures contracts and other derivative instruments.

40. Most leveraged and inverse ETFs, including the FAZ Fund, "reset" daily. This results in "compounding" effects. Using a two-day example, if the index goes from 100 to close at 101 on the first day and back down to close at 100 on the next day, the two-day return of an inverse ETF will be different than if the index had moved up to close at 110 the first day but then back down to close at 100 on the next day. In the first case with low volatility, the inverse ETF losses 0.02 percent; but in the second more volatile scenario, the inverse ETF loses 1.82 percent.

The False and Misleading Registration Statement

41. Direxion Shares' Registration Statement for the FAZ Fund, and certain other funds, became effective on September 17, 2008.

42. On September 29, 2008 Direxion Shares filed a post effective Amended Registration Statement for the FAZ Fund, and certain other Funds, with the SEC, effective September 29, 2008, including a Prospectus which was filed with the SEC effective October 3, 2008 as supplemented on November 3, 2008, filed November 7, 2008, as supplemented on December 9, 2008. The Registration Statement was signed by Defendants O'Neill, Kellerman,

Byrne, Shanley and Weiser. On December 17, 2008 Direxion Shares filed another post effective Amendment to its Registration Statement which became effective on February 15, 2009. The Registration Statement was signed by Defendants O'Neill, Byrne, Shanley and Weisser.

43. On November 3, 2008, Direxion Shares issued a press release entitled "Direxion Launches Eight New Leveraged ETFs; innovative funds benchmarked to help advisors and investors seeking to outperform major Russell Indexes in Bull and Bear markets." Among those eight funds offered by Direxion Shares was the FAZ Fund. The Company's press release provided in part:

> Boston, MA - November 3, 2008 - Direxion, a pioneer in providing alternative investment strategies to sophisticated investors, today announced their entrance into the ETF space with the Direxion Shares 3X Exchange-Traded Funds, slated to begin trading Wednesday, November 5, 2008. The new ETFs are a group of leveraged Bull and Bear index funds that seek 300% of the daily performance, or 300% of the inverse of the daily performance (before fees and expenses) of the four distinct Russell indexes they benchmark. There is no guarantee that the funds will achieve their objective.
>
> The new Direxion Shares ETFs are designed to give investment advisors and sophisticated investors the ability to execute active trading strategies in all types of markets. The funds deliver increased market exposure via 3 to 1 leverage, long and short of their respective indices and afford investors the opportunity to effectively allocate capital to seek improved risk-adjusted returns. Direxion Shares ETFs represent the highest amount of leverage, currently available in the ETF space.
>
> "These eight leveraged index Bull and Bear ETFs will give our investors the ability to achieve increased exposure to the diversified Russell 10000, Russell 20008, Russell 10000 Energy and Russell 10008 Financial Services Indexes - critical investment tools for navigating changing markets," said Dan O'Neill, Direxion Shares' President. "We're thrilled to be the first to deliver portfolio solutions that track these dynamic Russell indexes using the power of leverage."
>
> The ETF structure allows investors to benefit from the flexibility and low cost features of an exchange traded fund product, coupled with the leveraged investment solution experience that Direxion Funds is known for in the mutual fund industry.
>
> "Our new leveraged Bull and Bear ETFs offer an unprecedented level of leverage in the ETF arena, something that today's dynamic investors are demanding," said Bill Franca, Direxion's Executive Vice President of Sales and Distribution. "Direxion Shares will give savvy investors the array of **important investment options they have been seeking to actively capitalize on the volatility of today's markets."**

50. On November 19, 2008, the FAZ Fund began trading on the NYSE Arca.

51. The November 3, 2008 Prospectus for the FAZ Fund, among others, filed with the SEC on November 7, 2008 describes the Funds' investment techniques and policies. With respect to leverage, compounding and volatility risks, the Prospectus made the following disclosures:

> ***Correlation Risk***
>
> A number of factors may affect a Fund's ability to achieve a high degree of correlation with its benchmark, and there can be no guarantee that a Fund will achieve a high degree of correlation. A failure to achieve a high degree of correlation may prevent a Fund from achieving its investment objective. A number of factors may adversely affect a Fund's correlation with its benchmark, including fees, expenses, transaction costs, costs associated with the use of leveraged investment techniques, income items and accounting standards. A Fund may not have investment exposure to all securities in its underlying benchmark index, or its weighting of investment exposure to such stocks or industries may be different from that of the index. In addition, a Fund may invest in securities or financial instruments not included in the index underlying its benchmark. A Fund may be subject to large movements of assets into and out of the Fund, potentially resulting in the Fund being over- or under-exposed to its benchmark. Activities surrounding annual index reconstitutions and other index rebalancing or reconstitution events may hinder the Funds' ability to meet their daily investment objective on that day. Each Fund seeks to rebalance its portfolio daily to keep leverage consistent with each Fund's daily investment objective.
>
> Certain Funds are "leveraged" funds in the sense that they have investment objectives to match a multiple of the performance of an index on a given day. These Funds are subject to all of the correlation risks described above. In addition, there is a special form of correlation risk that derives from these Funds' use of leverage, which is that for periods greater than one day, the use of leverage tends to cause the performance of a Fund to be either greater than or less than the index performance times the stated multiple in the fund objective, before accounting for fees and fund expenses.
>
> *******
>
> ***Inverse Correlation Risk***
>
> Each Bear Fund is negatively correlated to its index or benchmark and should lose money when its index or benchmark rises - a result that is the opposite from conventional funds. Because each Bear Fund seeks daily returns inverse by a defined percentage to its index or benchmark, the difference between a Bear Fund's daily return and the price performance of its index or benchmark may be negatively compounded during periods in which the markets decline.

* * *

Tracking Error Risk

Several factors may affect a Fund's ability to achieve its daily target. A Fund may have difficulty achieving its daily target due to fees and expenses, high portfolio turnover, transaction costs, and/or a temporary lack of liquidity in the markets for the securities held by a Fund. A failure to achieve a daily target may cause a Fund to provide returns for a longer period that are worse than expected. In addition, a Fund that meets its daily target over a period of time may not necessarily produce the returns that might be expected in light of the returns of its index or benchmark for that period. Differences may result from the compounding effect of daily market fluctuations, the use of leverage and the Bear Funds' inverse correlation.

52. Suggesting that the Funds' including the FAZ Fund, are appropriate investment vehicles for long term and retail investors the Prospectus discloses:

Shares may only be purchased from or redeemed with the Funds in Creation Units. As a result, ***retail investors*** generally will not be able to purchase or redeem Shares directly from or with the Funds. ***Most retail investors will purchase or sell Shares in the secondary market with the assistance of a broker.*** Thus, some of the information contained in this prospectus such as information about purchasing and redeeming Shares with the Fund and all references to the transaction fee imposed on purchases and redemptions, is not relevant ***to retail investors.***

High Portfolio and Turnover Risk

Frequent trading could increase the rate of creations and redemptions of Fund Shares and the Funds' portfolio turnover, which could involve correspondingly greater expenses to a Fund, including brokerage commissions or dealer mark-ups/mark-downs and adverse tax consequences to a Fund's shareholders.

Unlike traditional mutual funds, however, each Fund issues and redeems its Shares at NAV per share in Creation Units plus applicable transaction fees and each Fund's Shares may be purchased and sold on the Exchange at prevailing market prices. ***Given this structure, the risks of frequent trading may be less than in the case of a traditional mutual fund.*** Nevertheless, to the extent that purchases and redemptions directly with the Funds are effected in cash rather than through a combination or redemption of portfolio securities, frequent purchases and redemptions could still increase the rate of portfolio turn-over.

The costs associated with the Funds' portfolio turnover will have a negative impact on longer-term investors. Although the Funds reserve the right to reject any purchase orders or suspend the offering of Fund Shares, the Funds do not currently impose any trading restrictions on Fund shareholders nor actively monitor for trading abuses.

A Precautionary Note to Retail Investors. The Depository Trust Company ("DTC"), a limited trust company and securities depositary that serves as a national clearinghouse for the settlement of trades for its participating banks and broker-dealers, or its nominee will be the registered owner of all outstanding Shares of each Fund of the Trust. Your ownership of Shares will be shown on the records of DTC and the DTC Participant broker through whom you hold the Shares. THE TRUST WILL NOT HAVE ANY RECORD OF YOUR OWNERSHIP. ***Your account information will be maintained by your broker, who will provide you with account statements, confirmations of your purchases and sales of Shares, and tax information.*** Your broker also will be responsible for ensuring that you receive shareholder reports and other communications from the Fund whose Shares you own. Typically, you will receive other services (e.g., average cost information) only if your broker offers these service (emphasis in bold italics added).

53. The Statement of Additional Information ("SAI") incorporated into the Prospectus by reference contains the following additional misleading risk disclosures:

Risk of Tracking Error

Several factors may affect a Fund's ability to track the performance of its applicable index. Among these factors are: (1) Fund expenses, including brokerage expenses and commissions (which may be increased by high portfolio turnover); (2) less than all of the securities in the target index being held by a Fund and securities not included in the target index being held by a Fund; (3) an imperfect correlation between the performance of instruments held by a Fund, such as futures contracts and options, and the performance of the underlying securities in the cash market comprising an index; (4) bid-ask spreads; (5) a Fund holding instruments that are illiquid or the market for which becomes disrupted; (6) the need to conform a Fund's portfolio holdings to comply with that Fund's investment restrictions or policies, or regulatory or tax law requirements; and (7) market movements that run counter to a Bull Fund's investments (which will cause divergence between a Fund and its target index over time due to the mathematical effects of leveraging).

While index futures and options contracts closely correlate with the applicable indices over long periods, shorter-term deviation, such as on a daily basis, does occur with these instruments. As a result, a Fund's short-term performance will reflect such deviation from its target index.

In the case of Bear ETFs whose NAVs are intended to move inversely from their target indices, the factor of compounding also may lead to tracking error. Even if there is a perfect inverse correlation between a Fund and the return of its applicable target index on a daily basis, the symmetry between the changes in the benchmark and the changes in a Fund's NAV can be altered significantly over time by a compounding effect. For example, if a Fund achieved a perfect inverse correlation with its target index on every trading day over an extended period and the level of returns of that index significantly decreased during that period, a compounding effect for that period would result, causing an increase in a Fund's NAV by a percentage that is somewhat greater than the percentage that the index's returns decreased. Conversely, if a Fund maintained a perfect inverse correlation with its target index over an extended period and if the level of returns of that index significantly increased over that period, a compounding effect would result, causing a decrease of a Fund's NAV by a percentage that would be somewhat less than the percentage that the index returns increased.

Leverage

Each Fund intends regularly to use leveraged investment techniques in pursuing its investment objectives. Utilization of leverage involves special risks and should be considered to be speculative. Leverage exists when a Fund achieves the right to a return on a capital base that exceeds the amount the Fund has invested. Leverage creates the potential for greater gains to shareholders of these Funds during favorable market conditions and the risk of magnified losses during adverse market conditions. Leverage is likely to cause higher volatility of the net asset values of these Funds' Shares. Leverage may involve the creation of a liability that does not entail any interest costs or the creation of a liability that requires the Fund to pay interest which would decrease the Fund's total return to shareholders. If these Funds achieve their investment objectives, during adverse market conditions, shareholders should experience a loss greater than they would have incurred had these Funds not been leveraged.

54. Directly below these disclosures the Statement of Additional Information depicts three tables intended to illustrate (a) estimated Fund return over one year when the Fund objective is to seek daily investment results, before fund fees and expenses and leverage costs, that correspond to 300% of the daily performance of an index; (b) estimated Fund return over one year when the Fund objective is to seek daily investment results, before fees and expenses, that correspond to the inverse (minus 100%) of the daily performance of an index; and (c) estimated fund return over one year when the fund objective is to seek daily investment results, before fees and expenses, that correspond to three times the inverse (minus 300%) of the daily performance of an index. Without additional narrative or explanation, Direxion Shares states that these three tables are intended to isolate the effect of index volatility and index performance on the return of a Bull Fund and that the Fund's actual returns may be significantly greater or less than the returns shown above as a result of any of the factors discussed above or under "Correlation Risk" in prospectus.

55. All of the above discussed disclosures were materially misleading because they failed to disclose:

- Inverse correlation between the FAZ Fund and the Russell 1000 Financial Services Index over a period of more than one day would occur only on rare occasions, if at all;
- the extent to which performance of the FAZ Fund would inevitably diverge from the performance of the Russell 1000 Financial Services Index - - i.e., the probability, if not certainty of spectacular tracking error;
- the severe consequences of high market volatility on the FAZ Fund's investment objective and performance;
- the role the FAZ Fund plays in increasing market volatility, particularly in the last hour of trading;
- the consequences of the FAZ Fund's daily hedge adjustment always going in the same direction as the movement of the underlying index, notwithstanding that it is an inverse leveraged ETF;
- the FAZ Fund causes dislocations in the stock market; and
- The FAZ Fund offers a seemingly straight forward way to obtain desired exposure, but such exposure is not attainable through the FAZ Fund.

56. On December 9, 2008, Direxion Shares supplemented its Registration Statement and Prospectus in a filing with the SEC on Form 497. In this document, Direxion Shares disclosed for the first time that the Funds are intended to be used as short-term trading vehicles. In particular the Supplemented Prospectus filed December 7, 2008, disclosed:

> **The Funds are exchange-traded funds that seek *daily leveraged* investment results. The Funds are intended to be used as short-term trading vehicles. The pursuit of leveraged investment goals means that the Funds are riskier than alternatives which do not use leverage. Further, the pursuit of *daily* leveraged investment goals means that the return of a Fund for a period longer than a single day will be the product of the series of daily leveraged returns for each day during the relevant period. As a consequence, especially in periods of market volatility, the path of the benchmark during the period may be at least as important to the Fund's return for the period as the cumulative return of the benchmark for the relevant period. The Funds are not suitable for all investors. The Funds should be utilized only by sophisticated investors who**

understand the risks associated with the use of leverage, understand the consequences of seeking daily leveraged investment results and (c) who intend to actively monitor and manage their investments. There is no assurance that the Funds will achieve their objectives and an investment in a Fund could lose money. No single Fund is a complete investment program.

(emphasis in original).

57. Direxion Shares, however, stopped short of making the types of disclosures that would render the December 9th Prospectus not materially misleading. Significantly, Direxion Shares failed to disclose that its Funds were only appropriate investment vehicles for day trades and that they were inappropriate investment vehicles for traders who intended to hold their Fund positions for periods greater than one day.

58. Moreover, Direxion Shares, again, included language in the Prospectus that suggested that its Funds, including the FAZ Fund, were appropriate for retail investors and investors that intended to hold positions for longer than one day:

> Shares may only be purchased from or redeemed with the Funds in Creation Units. As a result, ***retail investors*** generally will not be able to purchase or redeem Shares directly from or with the Funds. ***Most retail investors will purchase or sell Shares in the secondary market with the assistance of a broker. Thus,*** some of the information contained in this prospectus, such as information about purchasing and redeeming Shares from or with a Fund and all references to the transaction fee imposed on purchases and redemptions, is not relevant to ***retail investors***.
>
> *High Portfolio and Turnover Risk*
>
> Frequent trading could increase the rate of creations and redemptions of Fund Shares and the Funds' portfolio turnover, which could involve correspondingly greater expenses to a Fund, including brokerage commissions or dealer mark-ups/mark-downs and adverse tax consequences to a Fund's shareholders.
>
> Unlike traditional mutual funds, however, each Fund issues and redeems its Shares at NAV per share in Creation Units plus applicable transaction fees and each Fund's Shares may be purchased and sold on the Exchange at prevailing market prices. ***Given this structure, the risks of frequent trading may be less than in the case of a traditional mutual fund.*** Nevertheless, to the extent that purchases and redemptions directly with the Funds are effected in cash rather than through a combination or redemption of portfolio securities, frequent purchases and redemptions could still increase the rate of portfolio turn-over.

> ***The costs associated with the Funds' portfolio turnover will have a negative impact on longer-term investors.*** Although the Funds reserve the right to reject any purchase orders or suspend the offering of Fund Shares, the Funds do not currently impose any trading restrictions on Fund shareholders nor actively monitor for trading abuses.
>
> **A Precautionary Note to Retail Investors.** The Depository Trust Company ("DTC"), a limited trust company and securities depositary that serves as a national clearinghouse for the settlement of trades for its participating banks and broker-dealers, or its nominee will be the registered owner of all outstanding Shares of each Fund of the Trust. Your ownership of Shares will be shown on the records of DTC and the DTC Participant broker through whom you hold the Shares. THE TRUST WILL NOT HAVE ANY RECORD OF YOUR OWNERSHIP. ***Your account information will be maintained by your broker, who will provide you with account statements, confirmations of your purchases and sales of Shares, and tax information.*** Your broker also will be responsible for ensuring that you receive shareholder reports and other communications from the Fund whose Shares you own. Typically, you will receive other services (e.g., average cost information) only if your broker offers these services.

(emphasis in bold italics added).

60. Once again, the Prospectus also provided hypothetical examples of fees and expenses that investors may encounter over 1 year and 3 year periods, indicating that investing for periods greater than one day was an acceptable investing strategy.

62. On December 17, 2008, Direxion Shares again filed a post-effective amendment to its Registration Statement. The amended Registration Statement which became effective on February 15, 2009, contained the same misleading statements that were contained in the December 9, 2009, Prospectus.

63. On December 17, 2008, Direxion Shares issued a press release announcing that it had added six new leveraged ETFs to its existing fund lineup. The press release stated in part:

> "Our first eight Direxion Shares ETFs have been extremely well received by sophisticated advisors and institutional investors - some seeking to hedge positions in their portfolios and others seeking to take advantage of the current volatile markets," stated Dan O'Neill, Direxion Shares' President. "We experienced remarkable levels of trading volume following the launch of our initial ETFs, garnering over $800 million in assets in the first five weeks, as of 12/12/2008. The reception of these funds in the marketplace has been overwhelmingly positive."

Much like the first eight Direxion Shares ETFs launched in November 2008, these six new ETFs afford investment advisors and sophisticated investors the ability to execute active trading strategies in varying market types. The funds deliver increased market exposure of 300 percent, long and short, of their respective indices. The suite of Direxion Shares ETFs represents the highest amount of leverage currently available in the ETFs space.

By providing both Bull and Bear versions of each of the indexes, Direxion gives seasoned investors the ability to seek competitive returns in rising and falling markets across a wide spectrum of diversified assets. The ETF structure allows investors to benefit from the flexibility of an exchange traded fund product, coupled with the leveraged investment solution experience that Direxion is known for in the mutual fund industry.

64. On January 8, 2009 Direxion issued a press release announcing that it had added two 3X leveraged ETFs to its existing fund offerings. The press release stated in part:

"We received such a wonderful response from investors after the launch of our first fourteen ETFs last year," stated Dan O'Neill, Direxion Shares' President. "Trading volume for the products has been quite high, mainly due to the fact that we now offer investors the highest amount of leverage available in the market place on the long and the short side. Additionally, the flexibility that these products afford investors can prove quite valuable in these volatile markets."

Many sophisticated advisors and institutional investors are using these 3X ETFs to hedge the positions in their current portfolios, while others are using the Funds to seek to take advantage of the volatility found in today's markets. The Direxion Shares ETFs represent the highest amount of leverage currently available in the ETF space.

By providing both a Bull and a Bear Fund to track each of the indexes, Direxion gives seasoned investors the ability to seek competitive returns in rising and falling markets across a wide spectrum of diversified assets.

65. All of the above discussed disclosures were false or misleading because they failed to disclose:

- Inverse correlation between the FAZ Fund and the Russell Financial Services Index over time would only happen in the rarest of circumstances, and inadvertently, if at all;
- the extent to which performance of the FAZ Fund would inevitably diverge from the performance of the Russell 1000 Financial Services Index - - i.e., the probability, if not certainty, of spectacular tracking errors;

- the severe consequences of high market volatility on the FAZ Fund's investment objective and performance;
- the severe consequences of inherent path dependency in periods of high market volatility on the FAZ Fund's performance;
- the role the FAZ Fund plays in increasing market volatility, particularly in the last hour of trading; and
- The FAZ Fund offers a seemingly straight forward way to obtain desired exposure, but such exposure is not attainable through the FAZ Fund.

66. Significantly, Direxion Shares failed to disclose that mathematical compounding actually prevents the FAZ Fund from achieving its stated objective over a period of time greater than one day. Another ETF provider, Proshares Trust, did in fact disclose this fact in a Form 10-K filed with the SEC on March 31, 2009 ("the Funds do not seek to achieve their stated objective over a period of time greater than one day because mathematical compounding prevents the Funds from achieving such results."). Disclosures that merely state that the return of the index over a period of time greater than one day multiplied by a Funds' specified multiple or inverse multiple "may" or "will not generally" equal a Funds' performance over that same period are misleading the virtual impossibility of the FAZ Fund's ability to correlate to the Russell 1000 Financial Services Index over time.

67. On April 10, 2009, Direxion Shares began to disclose the true risks of its highly leveraged ETF products when it disclosed in its Supplemental Prospectus, that "[t]he return of each Fund for periods longer than a single day, especially in periods of market volatility, may be completely uncorrelated to the Fund's benchmark for such longer period[;]. . . the Funds are not intended to be used by, and are inappropriate for, investors who intend to hold positions:"

The Funds offered in this Prospectus are exchange-traded funds but they are very different from most exchange-traded funds. First, all of the Funds pursue leveraged investment goals, which means that the Funds are riskier than alternatives that do not use leverage because the Funds magnify the performance of the benchmark on an investment. Second, each of the Bear

Funds pursues investment goals which are inverse to the performance of its benchmark, a result opposite of most exchange-traded funds. Third, each Fund offered in this Prospectus seeks *daily leveraged* investment results. *The return of each Fund for periods longer than a single day, especially in periods of market volatility, may be completely uncorrelated to the return of the Fund's benchmark for such longer period.*

***The Funds are intended to be used as short-term trading vehicles for investors managing their portfolios on a daily basis. The Funds are not intended to be used by, and are not appropriate for, investors who intend to hold positions.* The Funds should be utilized only by sophisticated investors who (a) understand the risks associated with the use of leverage, (b) understand the consequences of seeking daily leveraged investment results, (c) understand the risk of shorting; and (d) intend to actively monitor and manage their investments on a daily basis. Investors who do not understand the Funds or do not intend to manage the funds on a daily basis should not buy the Funds. There is no assurance that the Funds will achieve their objectives and an investment in a Fund could lose money. No single Fund is a complete investment program.**

(italicized emphasis added).

68. With respect to daily rebalancing risk and volatility risk, the Prospectus further disclosed:

Each Fund seeks to provide a return which is a multiple of the daily performance of its benchmark. No Fund attempts to, and no Fund should be expected to, provide returns which are a multiple of the return of the benchmark for periods longer than a single day. Each Fund rebalances its portfolio on a daily basis, increasing exposure in response to that day's gains or reducing exposure in response to that day's losses. Daily rebalancing will impair a Fund's performance if the benchmark experiences volatility. For instance, a hypothetical 3X Bull Fund would be expected to lose 11% (as shown in the Table 1 below) if its benchmark provided no return over a one year period during which its benchmark experienced annualized volatility of 20%. A hypothetical 3X Bear Fund would be expected to lose 14% (as shown in the Table 1 below) if its benchmark provided no return over a one year period during which its benchmark experienced annualized volatility of 20%. If the benchmark's annualized volatility were to rise to 40%, the hypothetical loss for a one year period for a Bull Fund widens to approximately 38% while the loss for a Bear Fund rises to 46%. ***At higher ranges of volatility, there is a chance of a near complete loss of Fund value even if the benchmark is flat. For instance, if annualized volatility of the benchmark is 90%, both a Bull and a Bear Fund targeted to the same benchmark would be expected to lose more than 90% of their value even if the cumulative benchmark return for the year was 0%. An index's volatility rate is a statistical measure of the magnitude of fluctuations in the returns of an index.***

Table 1

Volatility	Bull Fund Loss	Bear Fund Loss
10%	-3%	-4%
20%	-11%	-14%
30%	-24%	-29%
40%	-38%	-46%
50%	-53%	-64%
60%	-67%	-80%
70%	-78%	-94%
80%	-87%	-93%
90%	-92%	-97%
100%	-96%	-99%

Table 2 shows the range of volatility for each of the indexes to which one of the Funds is benchmarked over the six months ended February 27, 2009. (In historical terms, volatility ranges during this period were extremely high.) The indexes to which the Funds are benchmarked have historical volatility rates over that period ranging from 3% to 26%. Since market volatility, like that experienced by the markets currently, has negative implications for the performance for periods longer than a single day for Funds which rebalance daily, investors should be sure to monitor and manage their investments in the Funds in volatile markets. Investors can use Table 1 and Table 2 together to understand the risks of holding the Funds for long periods. ***These tables are intended to simply underscore the fact that the Funds are designed** **as** ***short-term trading vehicles for investors managing their portfolios on a daily basis. They are not intended to be used by, and are not appropriate for, investors who intend to hold positions in an attempt to generate returns through time.***

Table 2

Index	Volatility Range
BNY BRIO Select ADR Index®	99%
BNY China Select ADR Index®	82%
Idus India Index	82%
IMSCI EAFE® Index	67%
IMSCI Emerging Markets Index℠	100%
IMSCI US REIT Index℠	111%
NYSE Current 2 Year U.S, Treasury Index	3%
NYSE Current 5 Year U.S. Treasury Index	8%
NYSE Current 10 Year U.S. Treasury Index	13%
NYSE Current 30 Year U.S. Treasury Index	26%
Russell 1000® Index	57%
Russell 1000® Energy Index	83%
Russell 1000® Financial Services Index	93%
Russell 1000® Technology Index	60%

Russell 2000® Index	64%
Russell 3000® Index	58%
Russell Midcap® Index	62%
S&P Global Clean Energy Index™	93%
S&P Homebuilding Select Industry Index℠	118%
S&P Latin America 40 Index	101%

(emphasis added).

69. The Prospectus also for the first time titled its ETFs "daily funds". Thus, the new title given to the FAZ Fund, is "Direxion ***Daily*** Financial Bear 3X Shares." (emphasis added).

70. On June 11, 2009, the Financial Industry Regulatory Authority ("FINRA") issued Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice cautioned that **"inverse and leveraged ETFs . . . typically are unsuitable for *retail investors* who plan to hold them for longer than one trading session,** particularly in volatile markets." (emphasis added). FINRA also reminded those who deal in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Moreover, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products...."

71. FINRA issued additional warnings on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis -- but with the effects of compounding over a longer timeframe, results differ significantly.

72. In light of these warnings, Edward Jones & Company ("Edward Jones") halted the sale of its non-traditional ETFs, such as the FAZ Fund. Edward Jones called leveraged ETFs "one of the most misunderstood and potentially dangerous types of ETFs."

73. UBS has also said it would not trade ETFs that use leverage or sell an asset short. Similarly, Ameriprise Financial and LPL Investment Holdings, Inc. have prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index.

Wells Fargo and Morgan Stanley Smith Barney are now also reviewing their policies on non-traditional ETFs.

74. As reported on July 30, 2009 by the Wall Street Journal, Charles Schwab ("Schwab") issued an unusual warning on July 28, 2009 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting. ...Proceed with extreme caution."

75. On August 18, 2009 the SEC staff and FINRA issued an alert entitled "Leveraged and Inverse ETFs: Specialized Products with Extra Risks for Buy-And-Hold Investors." The alert was issued "because we believe individual investors may be confused about the performance objectives of leveraged and inverse exchange-traded funds (ETFs)." Among other things, the alert advised investors that before investing in leveraged ETFs investors should ask:

- **What happens if I hold longer than one trading day?** While there may be trading and hedging strategies that justify holding these investments longer than a day, buy-and-hold investors with an intermediate or long-term time horizon should carefully consider whether these ETFs are appropriate for their portfolio. As discussed above, because leveraged and inverse ETFs reset each day, their performance can quickly diverge from the performance of the underlying index or benchmark. In other words, it is possible that you could suffer significant losses even if the long term performance of the index showed a gain.

76. And in a news release dated August 18, 2009 the North American Securities Administrators Association ("NASAA"), whose members include securities administrators of the 50 United States, "identified real estate investment schemes, leveraged ETFs, private placement offerings, natural resources investments, and Ponzi schemes as the greatest potential threats to investors this year." With respect to leveraged ETFs NASAA stated:

Leveraged Exchange Traded Funds (ETFs). ***This relatively new financial product***

> ***has been offered to individual investors who may not be aware of the risks these funds carry.*** The funds which trade throughout the day like a stock, use exotic financial instruments, including options and other derivatives, and promise the potential to provide greater than market returns as the value of the underlying assets rise or fall. **Given their volatility, these funds typically are not suitable for most *retail* investors.**

(emphasis added).

77. The FAZ fund was supposed to deliver triple the inverse return of the Russell 1000 Financial Services Index which fell approximately 12.6% from December 9, 2008 through April 9, 2009, ostensibly creating a profit to investors who anticipated a decline in the U.S. financial services market. In other words, the FAZ Fund should have gained approximately 37% (3X the inverse of the decline in the Russell 1000 Financial Services Index) during this period. However, the FAZ Fund actually fell approximately 12%.

78. The FAZ Fund reached an intraday high of $201.86 per share in November 2008. On June 9, 2009, it closed at $4.34 per share, a staggering loss of nearly 98%.

79. Investors who acquired shares of the FAZ Fund during the Class Period thought that they were protecting their assets by hedging against the unprecedented drop in the financial markets. However, instead of increasing in value as the Russell Financial Services index declined, the value of the FAZ Fund also declined, thereby causing financial losses to Plaintiff and members of the Class even though, directionally speaking, they invested correctly.

80. Direxion Shares Registration Statement did not disclose that the FAZ Fund is all together defective as a directional investment play. In order to sufficiently and accurately disclose this counter-intuitive reality, the Registration Statement would have had to clearly explain that, notwithstanding the name of the FAZ Fund, the investment objective of the FAZ Fund and the purpose of Direxion Bear Funds generally, the FAZ Fund would perform precisely the opposite of investors' reasonable expectations.

81. Direxion Shares' attempt to explain the relationship between compounding and

volatility *vis-a-vis* an acknowledgement that periods of higher index volatility will cause the effect of compounding to be more pronounced failed to explain to investors that: (a) volatility erodes returns and wealth accumulation, a fact not commonly understood; (b) the path that returns take over time has important effects on mid- and long-term total return achieved; (c) the return - volatility relationship matters even more so where leverage is employed. In short, with triple leveraged ETFs, such as the FAZ Fund, investors receive at least three times the risk of the index but less than three times the return. The drag imposed by return volatility makes such a result inevitable. Clearly, this is not a desirable outcome for investors seeking to hedge against a declining market.

82. Leveraged and inverse ETFs such as the FAZ Fund do not constitute a suitable or solid investment or hedging strategy for investors to hold their position for longer than one day.

83. Direxion Shares' Registration Statement failed to disclose the material facts set forth in this Complaint necessary to render the statements made in its Registration Statement not misleading to Plaintiff and the Class.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

84. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class of all persons or entities who purchased FAZ securities between November 3, 2008 through April 9, 2009, inclusive and who were damaged thereby. Excluded from the Class are defendants herein, the officers and directors of the Company, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

85. The members of the Class are so numerous that joinder of all members is impracticable. Throughout the Class Period, FAZ securities were actively traded on the NYSE Arca, an open and efficient market. While the exact number of Class members is unknown to

Plaintiff at this time and can be ascertained only through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Defendants, or their transfer agents and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

86. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

87. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation. Plaintiff has no interests antagonistic to or in conflict with those of the Class.

88. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

- whether the federal securities laws were violated by defendants' acts as alleged herein;
- whether statements made by defendants to the investing public during the Class Period misrepresented and/or omitted material facts about the business, operations, and/or management of the FAZ Fund;
- whether the Individual Defendants caused Direxion Shares to issue false and misleading financial statements regarding the FAZ fund during the Class Period;
- whether defendants acted knowingly or recklessly in issuing false and misleading financial statements;
- whether the market prices of FAZ during the Class Period were artificially inflated because of the defendants' conduct complained of herein; and
- whether the members of the Class have sustained damages and, if so, what is the proper measure of damages.

89. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

90. Plaintiff will rely, in part, upon the presumption of reliance established by the fraud-on-the-market doctrine in that:

- defendants made public misrepresentations or failed to disclose material facts during the Class Period;
- the omissions and misrepresentations were material;
- the securities of the Company traded in an efficient market;
- the misrepresentations and omissions alleged would tend to induce a reasonable investor to misjudge the value of the Company's securities; and
- Plaintiff and members of the Class purchased their FAZ securities between the time the defendants failed to disclose or misrepresented material facts and the time the true facts were disclosed, without knowledge of the omitted or misrepresented facts.

91. Based upon the foregoing, Plaintiff and the members of the Class are entitled to a presumption of reliance upon the integrity of the market.

COUNT I
Violations of § 11 of the 1933 Act Against All Defendants

92. This Count is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. §77k, on behalf of the Class, against all Defendants.

93. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against all Defendants.

94. Direxion Shares is the issuer of the FAZ Fund shares sold via the Registration Statement. The Individual Defendants are signatories or authorizers of the Registration Statement.

95. Direxion Shares is absolutely liable for the material misstatements in and omissions from the Registration Statement. The other Defendants owed purchasers of the shares the duty to make a reasonable investigation of the statements contained in the Registration Statement to ensure that said statements were true and that there was no omission to state any material fact required to be stated in order to make the statements contained therein not misleading. These Defendants knew or, in the exercise of reasonable care, should have known of the material misstatements and omissions contained in the Registration Statement as set forth herein. None of these Defendants made a reasonable investigation or possessed reasonable grounds for the belief that statements contained in the Registration Statement and Prospectus were true or that there was not any omission of material fact necessary to make the statements made therein not misleading.

96. As signatories to, and/or authorizers of, the Registration Statement, the individual Defendants owed the purchasers of FAZ Fund shares, including Plaintiff and the Class, the duty to make a reasonable and diligent investigation of the statements contained in the Registration Statement at the time that it became effective, to ensure that said statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. Defendants knew or, in the exercise of reasonable care, should have known of the material misstatements and omissions contained in the Registration Statement and Prospectus as set forth herein. As such, Defendants are liable to Plaintiff and the Class.

97. By reason of the conduct herein alleged, each Defendant violated, and/or controlled a person who violated, Section 11 of the Securities Act. As a direct and proximate result of Defendants' wrongful conduct, the market price for FAZ Fund shares was artificially inflated, and Plaintiff and the Class suffered substantial damages in connection with the purchase thereof.

98. Plaintiff and the Class all purchased FAZ Fund shares issued pursuant and/or traceable to the Registration Statement.

99. Plaintiff and other members of the Class purchased or otherwise acquired their FAZ Fund shares without knowledge of the untruths or omissions alleged herein. Plaintiff and the other members of the Class were thus damaged by Defendants' misconduct and by the material misstatements and omissions in the Registration Statement.

100. At the time of their purchases of FAZ Fund shares, Plaintiff and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts prior to June 2008. Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this Complaint is based to the time that Plaintiff filed this Complaint. Less than three years has elapsed between the time that the securities upon which this Count is brought were offered to the public and the time Plaintiff filed this Complaint.

COUNT II

Violations of § 15 of the Securities Act Against the Individual Defendants and Rafferty

97. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants and Rafferty.

98. Each of the Individual Defendants named herein and Rafferty acted as a controlling person of Direxion shares within the meaning of Section 15 of the Securities Act. The Individual Defendants and Rafferty were each trustees or officers and/or directors and/or otherwise control persons of Direxion Shares charged within the legal responsibility of overseeing its operations. Each controlling person had the power to influence and exercised the same to cause his controlled person to engage in the unlawful acts and conduct complained of herein.

99. By reason of such conduct, the Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their purchases

of shares of the FAZ Fund.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as class representatives under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

D. Awarding damages in the form of rescission; and

E. Such equitable/injunctive or other relief as deemed appropriate by the Court. Jury Trial Demanded.

Dated: October 2, 2009

POMERANTZ HAUDEK GROSSMAN & GROSS LLP

By:__________________________
Marc I. Gross
Jeremy A. Lieberman
100 Park Avenue, 26th Floor
New York, New York 10017
Telephone: (212) 661-1100
Facsimile: (212) 661-8665

POMERANTZ HAUDEK
GROSSMAN & GROSS LLP
Patrick V. Dahlstrom
Ten South LaSalle Street, Suite 3505
Chicago, Illinois 60603
Telephone: (312) 377-1181
Facsimile: (312) 377-1184

Counsel for Plaintiff

Certification of Plaintiff
Pursuant to Federal Securities Laws

1. I, Milton Pfeiffer, make this declaration pursuant to Section 27(a)(2) of the Securities Act of 1933.

2. I have reviewed a Complaint against Direxion Shares ETF Trust ("FAZ") and authorize a filing of a comparable complaint on my behalf.

3. I did not purchase my FAZ securities at the direction of plaintiffs' counsel or in order to participate in any private action arising under the federal securities laws.

4. I am willing to serve as a representative party on behalf of a class as set forth in the Complaint, including providing testimony at deposition and trial, if necessary. I understand that the Court has the authority to select the most adequate lead plaintiff in this action and that the Pomerantz Firm will exercise its discretion in determining whether to move on my behalf for appointment as lead plaintiff.

5. To the best of my current knowledge, the attached sheet lists all of my purchases and sales in FAZ securities during the Class Period as specified in the Complaint.

6. During the three-year period preceding the date on which this certification is signed, I have not sought to serve as a representative party on behalf of a class under the federal securities laws, except as follows:

Pfeiffer v. Qiao Zing Universal Telephone, Inc. et. al., 07-cv-07252-DLC (S.D.N.Y. 2007)

7. I agree not to accept any payment for serving as a representative party on behalf of the class as set forth in the Complaint, beyond my pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

8. The matters stated in this declaration are true to the best of my current knowledge, information and belief.

I declare under penalty or perjury that the foregoing is true and correct.

Executed 9/25/09 at Staten Island NY
(Date) (City, State)

[signature]
(Signature)

Milton Pfeiffer
(Type or Print Name)

<u>**Summary of Purchases and Sales**</u>

DATE	TRANSACTION TYPE: PURCHASE OR SALE	NUMBER/ TYPE OF SECURITY	PRICE OF SECURITY
3/24/09	Purchase	100	$18.80
7/17/09	Sale	100	$4.22

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

'09 CIV 8459

THOMAS C. LONGMAN, Individually and On Behalf of All Others Similarly Situated, Plaintiff, vs. DIREXION SHARES ETF TRUST, DANIEL D. O'NEIL, TODD KELLERMAN, DANIEL J. BYRNE, GERALD E. SHANLEY, III, JOHN WEISSER and RAFFERTY ASSET MANAGEMENT, LLC, Defendants.	**Civil Action No.** **<u>Class Action Complaint</u>** **<u>TRIAL BY JURY DEMANDED</u>**

Plaintiff, individually and on behalf of all others similarly situated, by his attorneys, alleges the following upon information and belief, except for the allegations as to himself, which are alleged upon personal knowledge. The allegations are based on counsel's investigation, which included among other things, reviewing documents filed with the United States Securities and Exchange Commission ("SEC"), and reports and interviews published in the news media.

NATURE OF ACTION

1. This is a class action on behalf of all persons or entities who purchased or otherwise acquired shares in the Financial Bear 3X Shares Fund (the "FAZ Fund"), an exchange-traded fund ("ETF" or "Fund") offered by Direxion Shares ETF Trust ("Direxion Shares" or the "Trust"), pursuant or traceable to Direxion Shares' materially false or misleading Registration Statement, Prospectus and Statement of Additional Information (collectively, the "Registration

Statement") issued in connection with the FAZ Fund's shares (the "Class") during the period November 3, 2008 through April 9, 2009 (the "Class Period"). The Class is seeking to pursue remedies under §§11 and 15 of the Securities Act of 1933 (the "Securities Act"). This action asserts both strict liability and negligence claims against Defendants.

2. Direxion Shares consists of a series of ETFs, including the FAZ Fund, regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"). ETFs, like the FAZ Fund, are low-cost funds that track a particular stock index and trade like stocks. Non-traditional, or so called "leveraged" and/or "inverse" ETFs, such as the FAZ Fund, have exploded in popularity over the last few years, offering investors alternative investment vehicles to take bullish or bearish and leveraged positions on popular stock indices.

3. Direxion Shares purportedly designs each of its ETFs to provide daily investment results, before fees and expenses, that correspond to the performance of a particular index or benchmark. Funds with the phrase "Bull Funds" (collectively, the "Bull Funds"), attempt to provide investment results that correlate positively to the return of an index or benchmark. Funds with the word "Bear" in their name (collectively, the "Bear Funds"), such as the FAZ Fund, attempt to provide investor results that correlate negatively to the return of an index or benchmark, meaning that the Bear Funds attempt to move in the opposite or inverse direction of the target index or benchmark.

4. The correlations sought by the Bull Funds and Bear Funds are generally a multiple of the returns or the inverse of a multiple of the returns of the target index benchmark. For instance, the benchmark for the Large Cap Bull Shares is 300% of the daily price performance of the Russell 1000 Index, while the benchmark for the Large Cap Bear 3X Shares is 300% of the

inverse, or opposite, of the daily price performance of the Russell 1000 Index. If, on a given day, the Russell 1000 Index gains 1%, the Large Cap Bear 3X Shares is designed to gain approximately 3% (which is equal to 300% of 1%), while the Large Cap Bear 3X Shares is designed to lose approximately 3%. Conversely, if the Russell 1000 Index loses 1% on a given day, the Large Cap Bear 3X Shares is designed to lose approximately 3%, while the Large Cap Bear 3X Shares is designed to gain approximately 3%.

5. The FAZ Fund (the Financial Bear 3X Shares) seeks daily investment results, before fees and expenses, of 300% of the inverse (or opposite) of the price performance of the Russell 1000 Financial Services Index.

6. The FAZ Fund does not invest in equity securities. Under normal circumstances, it creates short positions by investing at least 80% of its net assets in financial instruments that, in combination, provide leveraged and unleveraged exposure to the Russell 1000 Financial Services Index, and the remainder in money market instruments.

7. In managing the Funds, including the FAZ Fund, Direxion acknowledges that it "does not use fundamental securities analysis to accomplish [the Funds'] objectives." Rather, Rafferty Asset Management, LLC ("Rafferty" or "Advisor"), the investment advisor to the Funds, "primarily uses statistical and quantitative analysis to determine the investments each Fund makes and the techniques it employs. As a consequence, if a Fund is performing as designed, the return of the index or benchmark will dictate the return for the Fund. Each Fund pursues its investment objective regardless of market conditions and does not take defensive positions."

8. The FAZ Fund was touted to be able to deliver triple the inverse return of the Russell 1000 Financial Services Index, which fell approximately 12.6% from December 9, 2008 through April 9, 2009, ostensibly creating a profit to investors who anticipated a decline in the U.S. financial services market. In other words, the FAZ Fund should have appreciated by approximately 38% (3X the inverse of the decline (12.6%) in the Russell 1000 Financial Services Index) during this period. However, the FAZ Fund actually fell approximately 12% during this period – the antithesis of a directional play.[1] During the period November 19, 2008 Through April 9, 2009, the Russell 1000 Financial Services Index gained approximately 6.7%. Accordingly, the FAZ Fund should have lost approximately 20% of its value during this period. Underscoring just how dysfunctional Direxion Shares' Funds actually are, during the same period Direxion Shares' Financial Bull 3X Shares (the "FAS Fund"), which also tracks the Russell 1000 Financial Services Index, but whose investment objective is the exact opposite of the FAZ Fund, also was down 58%. During the six month period ending April 30, 2009, the Russell 1000 Financial Services Index was down approximately 23%; yet both the FAZ and FAS Funds were down approximately 86% during this period.

9. The FAZ Fund reached an intraday high of $201.86 per share in November 2008. On June 9, 2009, it closed at $4.34 per share, a loss of nearly 98%.

10. Given the spectacular tracking error (the divergence of the performance of the Fund from that of the benchmark or index) between the performance of the FAZ Fund and its benchmark index, the fact that Plaintiff and the Class sought to protect their assets by investing

---

[1] Investopedia explains directional trading as follows: "Simple investing. If you think a security is going up, you buy, if you think the security is going down, you sell. This is directional trading, no complicated strategies."

their monies on the correct directional play has been rendered meaningless. The FAZ Fund is, therefore, the equivalent of a defective product. The FAZ Fund did not do what it was purportedly designed to do, represented to do, or advertised to do.

11. Direxion Shares Registration Statement and Prospectus did not disclose that the FAZ Fund is altogether defective as a directional investment play. In order sufficiently and accurately to disclose the counterintuitive reality, the Registration Statement would have had to clearly explain that, notwithstanding the name of the FAZ Fund, the investment objective of the FAZ Fund, and the purpose of Direxion Shares' ETFs generally, the FAZ Fund would perform precisely the <u>opposite</u> of investors' reasonable expectations.

12. Direxion Shares' Registration Statement and Prospectus dated October 1, 2008, as supplemented on November 3, 2008, provided hypothetical examples of fees that investors may encounter over one year and three year periods, indicating that long term investing in the FAZ Fund is a perfectly reasonable investment strategy. It added that "there is a special form of correlation risk that derives from these Funds' use of leverage, which is that for periods greater than one day, the use of leverage tends to cause the performance of the Fund to be either greater than or less than the index performance times the stated multiple in the Fund objective, before accounting for fees and expenses. . . . . [F]or periods greater than one day, a leveraged fund is likely to underperform or overperform (but not match) the index performance times the stated multiple in the fund objective." In its Prospectus, as supplemented on December 9, 2008, Direxion Shares states the "[t]he Funds are exchanged-traded funds that seek *daily leveraged* investment results. The funds are intended to be used as short-term trading vehicles. The pursuit of leveraged investment goals means that the funds are riskier than alternatives which do not use

leverage. Further, the pursuit of *daily* leveraged investment goals means that the return of a Fund for a period longer than a single day will be the product of the series of *daily* leveraged returns for each day during the relevant period. As a consequence, especially in period of market volatility, the path of the benchmark during the period may be at least as important to the Funds' return for the period as the cumulative return on the benchmark for the relevant period."

13. However, these statements do not warn investors that holding the FAZ Fund for more than a day will almost certainly lead to enormous losses. In fact, Direxion Shares Funds could not make that statement and remain in business with respect to Direxion Shares' Funds. As Direxion Shares knew, investors did not view ETFs as day trading investment vehicles and did not day-trade the FAZ Fund. Moreover, it would be virtually impossible for all FAZ Fund purchasers to sell out of their positions at the end of each day.

14. Furthermore, Direxion Shares does not market the FAZ Fund or its other ETFs as day-trading vehicles. In fact, in response to an ETF warning issued by the Financial Industry Regulatory Authority ("FINRA") after the close of the Class Period, Direxion Shares publicly stated that "[a] rational investor, considering all of the relevant factors and with a full understanding of the ETFs' operation and performance characteristics, may decide to hold . . . . [a leveraged or inverse leveraged] ETF for periods longer (and perhaps far longer) than a single day."

15. Direxion Shares imposes no temporal limits on investors in its leveraged Bear and Bull Funds. Moreover, Direxion Shares suggests in its Registration Statement and Prospectus

that retail investors in its Funds are expected and are appropriate investment vehicles for retail investors:[2]

> Shares may only be purchased from or redeemed with the Funds in Creation Units. As a result, ***retail investors*** generally will not be able to purchase or redeem Shares directly from or with the Funds. ***Most retail investors will purchase or sell Shares in the secondary market with the assistance of a broker.*** Thus, some of the information contained in this prospectus such as information about purchasing and redeeming Shares with the Fund and all reference to the transaction fee imposed on purchases and redemption, is not relevant to ***retail investors.***
>
> ***
>
> **A precautionary Note to Retail Investors** The Depository Trust Company ("DTC"), a limited trust company and securities depositary that serves as a national clearinghouse for the settlement of trades for its participating banks and broker-dealers, or its nominee will be the registered owner of all outstanding Shares of each Fund of the Trust. Your ownership of Shares will be shown on the records of DTC and the DTC Participant broker through whom you hold the Shares. THE TRUST WILL NOT HAVE ANY RECORD OF YOUR OWNERSHIP. ***Your account information will be maintained by your broker, who will provide you with account statements, confirmations of your purchases and sales of Shares, and tax information.*** Your broker also will be responsible for ensuring that you receive shareholders reports and other communications from the Fund whose Shares you own. Typically, you will receive other services (e.g., average cost information) only if your broker offers these services. (emphasis bold italics added).

16. On April 10, 2009, after the end of the Class Period, Direxion Shares began to come clean about the true risks of its highly leveraged ETF products when it disclosed, among other things, in its supplemental Prospectus filed with the SEC on that date that the ***"return of each Fund for periods longer than a single day, especially in periods of market volatility, may***

---

[2] Retail investors are individuals who purchase securities for their own personal accounts rather than for an organization. Retail investors typically trade in much smaller amounts, and less frequently, than institutional investors such as mutual funds, pension funds, or university endowments.

be completely uncorrelated to the return of the Fund's benchmark for such longer period. . .[;] [t]he Funds are not intended to be used by, and are inappropriate for, investors who intend to hold positions." (emphasis added). The Prospectus also for the first time titled Direxion Shares' ETFs; "daily funds," as exemplified by the new title given to the FAZ Fund, the "Direxion ***Daily*** Financial Bear 3X Shares." (emphasis added).

17. On June 11, 2009, FINRA issued Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice cautioned that **"inverse and leveraged ETFs . . . typically are unsuitable for *retail investors who plan to hold them for longer than one trading session*,** particularly in volatile markets." (emphasis added). FINRA also reminded those who deal in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Thereafter, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products. . . ."

18. FINRA issued additional warnings on July 13, 2009 by way of podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis - but with the effects of compounding over a longer timeframe results differ significantly.

19. Since FINRA's warnings, Edward Jones & Company ("Edward Jones") halted the sale of its non-traditional ETFs, such as the FAZ Fund. Edward Jones called ETFs, like the FAZ Fund, "one of the most misunderstood and potentially dangerous types of ETFs."

20. UBS has also said it would not trade ETFs that use leverage or sell an asset short. Similarly, Ameriprise Financial and LPL Investment Holdings, Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long and short performance of their target index.

Wells Fargo and Morgan Stanley Smith Barney are now also reviewing their policies on non-traditional ETFs.

21. As reported on July 30, 2009 by the Wall Street Journal, Charles Schwab ("Schwab") issued an unusual warning on July 28, 2009 to clients who buy non-traditional ETFs. Schwab disseminated a strongly worded warning on its website, noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting. . . .Proceed with extreme caution."

22. On August 18, 2009, the SEC staff and FINRA issued an alert entitled "Leveraged and Inverse ETFs: Specialized Products with Extra Risks for Buy-And-Hold Investors." The alert was issued "because we believe individual investors may be confused about the performance objectives of leveraged and inverse exchange-traded funds (EFTs)." Among other things, the alert advised investors that before investing in leveraged ETFs investors should ask:

- **What happens if I hold longer than one trading day?** While there may be trading and hedging strategies that justify holding these investments longer than a day, buy-and-hold investors with an intermediate or long-term time horizon should carefully consider whether these ETFs are appropriate for their portfolio. As discussed above, because leveraged and inverse ETFs reset each day, their performance can quickly diverge from the performance of the underlying index or benchmark. ***In other words, it is possible that you could suffer significant losses even if the long term performance of the index showed again.***

(emphasis in bold italics added).

23. And in a news release dated August 18, 2009, the North American Securities Administrators Association ("NASAA"), whose members include securities administrators from the 50 United States, "identified real estate investment schemes, leveraged ETFs, private

placement offerings, natural resources investments, and Ponzi schemes as the greatest potential threats to investors this year." With respect to leveraged ETFs, NASAA stated:

> Leveraged Exchange Traded Funds (ETFs). **This relatively new financial product has been offered to individual investors who may not be aware of the risks these funds carry**. The funds which trade throughout the day like a stock, use exotic financial instruments, including options and other derivatives, and promise the potential to provide greater than market returns as the value of the underlying assets rise or fall. **Given their volatility, these funds typically are not suitable for most *retail investors*.**

(emphasis added).

24. Direxion Shares' disclosures in its Registration Statement simply do not rise to this level of clarity. Investors in Direxion Shares' funds, including the FAZ Fund, were deceived by the Direxion Shares' false and misleading statements and omissions regarding directional investment plays.

25. The FAZ Fund did not go up when its benchmark index went down. In fact, in most cases, by its nature, the FAZ Fund would not go up for periods longer than one day; and investors in the FAZ Fund have been shocked to learn that their supposedly safe hedges have caused them substantial losses.

26. The Registration Statement and Prospectus failed to disclose, among other things, the following risks:

- Inverse correlation between the FAZ Fund and the Russell 1000 Financial Services Index over time would only happen in the rarest of circumstances, and inadvertently, it at all;
- The extent to which performance of the FAZ Fund would inevitably diverge from the performance of the Russell 1000 Financial Services Index – *i.e.*, the high probability, if not certainty, of spectacular tracking error;
- The severe consequences of high market volatility on the FAZ Fund's investment objective and performance;

- The severe consequences inherent path dependency in periods of high market volatility on the FAZ Fund's performance;
- The role the FAZ Fund plays in increasing market volatility, particularly in the last hours of trading;
- The consequences of the FAZ Fund's daily hedge adjustment always going in the same direction as the movement of the underlying index, notwithstanding that it is an inverse leveraged ETF;
- The FAZ Fund causes dislocations in the stock market;
- The FAZ Fund offers a seemingly straightforward way to obtain desired exposure, but such exposure is not attainable through the FAZ Fund for periods greater than one day.

JURISDICTION AND VENUE

27. The claims asserted herein arise under and pursuant to §§11 and 15 of the Securities Act, 15 U.S.C. §§77k and 77o.

28. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331 and §22 of the Securities Act.

29. Venue is proper in this district pursuant to 28 U.S.C. §1391(b), because many of the acts and practices complained of herein occurred in substantial part in this district, and the shares of the FAZ Fund trade in this district on the New York Stock Exchange ("NYSE") Arca.

30. In connection with the acts alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and facilities of the national securities markets.

PARTIES

31. Plaintiff Thomas C. Longman purchased shares of the FAZ Fund and was damaged thereby as detailed in the Certification attached hereto.

32. Defendant Direxion Shares is a Delaware statutory trust and a registered investment company offering a number of ETFs, including the FAZ Fund, to the public. Shares of the FAZ Fund trade on the NYSE Arca. Unlike conventional mutual funds, shares are not individually redeemable securities. Rather, each Fund issues and redeems shares on a continuous basis at net asset value ("NAV") only in large blocks of shares called "Creation Units." Until December 15, 2008, a Creation Unit consisted of 100,000 shares. Thereafter, a Creation Unit consisted of 50,000 shares. Creation Units of the Bear Funds are purchased and redeemed for cash.

33. Defendant Daniel D. O'Neil is the President and a Trustee of Direxion Shares. O'Neil signed the Registration Statement.

34. Defendant Todd Kellerman is the Treasurer and Controller of Direxion Shares. Kellerman signed the Registration Statement.

35. Defendant Daniel J. Byrne is a Trustee of Direxion Shares. Byrne signed the Registration Statement.

36. Defendant Gerald E. Shanley, III is a Trustee of Direxion Shares. Shaney signed the Registration Statement.

37. Defendant John Weisser is a Trustee of Direxion Shares. Weisser signed the Registration Statement.

38. Defendant Rafferty is the investment advisor of the FAZ Fund. Rafferty provides investment management services to the FAZ Fund. Rafferty provides investment management services to the FAZ Fund. Rafferty was responsible for developing, implementing, and supervising the FAZ Fund's investment program. Defendant O'Neil is also the Managing Director of Rafferty.

CLASS ACTION ALLEGATIONS

39. Plaintiff brings this action as a class action pursuant to Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the FAZ Fund pursuant or traceable to Direxion Shares' false and misleading Registration Statement during the period of November 3, 2008 through April 9, 2009 and were damaged thereby. Excluded from the Class are Defendants, the officers, directors and trustees of Direxion Shares, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

40. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can be ascertained only through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class.

41. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law complained of herein.

42. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether the Securities Act was violated by Defendants' acts as alleged herein;

(b) Whether statements made by Defendants to the investing public in the Registration Statement and Prospectus misrepresented material facts about the operation of the FAZ Fund; and

(c) To what extent the members of the Class have sustained damages and the proper measure of damages.

43. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class individually to redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

Traditional ETFs

44. ETFs are investment companies that are legally classified as open-ended companies or unit investment trusts. ETFs are frequently considered low cost index mutual funds that trade like stocks. ETFs differ from traditional mutual funds, however, in the following ways:

(a) ETFs do not sell individual shares directly to investors and only issue shares in large blocks (50,000 shares, for example) that are known as "Creation Units";

(b) Investors generally do not purchase Creation Units with cash (although Creation Units in the FAZ Fund are purchased for cash). Instead, generally, investors buy Creation Units with a basket of securities that generally mirror an ETF portfolio;

(c) After purchasing a Creation Unit, an investor often splits it up and sells the individual shares on a secondary market. This permits other investors to purchase individual shares (instead of Creation units); and

(d) Investors who want to sell their ETF shares have two options: (1) they can sell individual shares to other investors in the secondary market, or (2) they can sell the Creation Units back to the ETF. ETFs generally redeem Creation Units by giving investors the securities that comprise the portfolio instead of cash (although Creation Units in the FAZ Fund are redeemed for cash).

45. In 1993, the American Stock Exchange launched the first traditional ETF, called Spiders (or SPDR), which tracked the S&P 500 Index. Soon after, more ETFs were introduced to the market, for example, the Diamonds ETF, in 1998 which tracked the Dow Jones Industrial Average, and the Cubes in 1999, which tracked the NASDAQ 100 Index.

Non-Traditional/Leveraged ETFs

46. Non-traditional, or leveraged ETFs - sometimes referred to as "exotic" ETFs - are even newer breeds of ETFs that seek to deliver multiples of performance of the index or benchmark they track. Some leveraged ETFs are "inverse" or "short" funds, like the FAZ Fund, meaning that they seek to deliver the opposite of the performance of the index or benchmark they

track. Like traditional ETFs, some inverse ETFs track broad indices, some are sector-specific, and still others are linked to commodities or currencies. Inverse ETFs are often marketed as a way for investors to profit from, or at least hedge their exposure to, downward moving markets.

47. Some non-traditional ETFs, such as the FAZ Fund, are both short and leveraged, meaning that they seek to achieve a return that is a multiple of the inverse performance of the underlying index. An inverse ETF that tracks the S&P 500, for example, seeks to deliver the inverse of the performance of the S&P 500, while a double-leveraged inverse S&P 500 ETF seeks to deliver twice the opposite of the index's performance. To accomplish their objectives, leveraged and inverse ETFs pursue a range of complex investment strategies through the use of short sales, swaps, futures contracts, and other derivative instruments.

48. Most leveraged and inverse ETFs, including the FAZ Fund, "reset" daily. This results in "compounding" effects. Using a two-day example, if the index goes from 100 to close at 101 on the first day and back down to close at 100 on the next day, the two-day return of an inverse ETF will be different than if the index had moved up to close at 110 the first day but then back down to close at 100 on the next day. In the first case with low volatility, the inverse ETF losses 0.02 percent; but in the second more volatile scenario, the inverse ETF loses 1.82 percent.

The False and Misleading Registration Statement

49. Direxion Shares' Registration Statement for the FAZ fund, and certain other funds, became effective on September 17, 2008.

50. On September 29, 2008, Direxion Shares filed with the SEC a post effective Amended Registration Statement for the FAZ Fund, and certain other Funds, effective September 29, 2008, including a Prospectus which was filed with the SEC, effective October 3, 2008 as

supplemented on November 3, 2008, filed November 7, 2008, as supplemented on December 9, 2008, signed by Defendants O'Neil, Kellerman, Byrne, Shanley and Weisser . On December 17, 2008 Direxion Shares filed another post effective Amendment to its Registration Statement which became effective on February 15, 2009, signed by Defendants O'Neil, Byrne, Shanley and Weisser.

51. On November 3, 2008, Direxion Shares issued a press release entitled "Direxion Launches Eight New Leveraged ETFs; innovative funds benchmarked to help advisors and investors seeking to outperform major Russell Indexes in Bull and Bear markets." Among those eight funds offered by Direxion Shares was the FAZ Fund. The Company's press release provided in part:

> Direxion, a pioneer in providing alternative investment strategies to sophisticated investors, today announced their entrance into the ETF space with the Direxion Shares 3X Exchange-Traded Funds, slated to begin trading Wednesday, November 5, 2008. The new ETFs are a group of leveraged Bull and Bear index funds that seek 300% of the daily performance, or 300% of the inverse of the daily performance (before fees and expenses) of the four distinct Russell indexes they benchmark. There is no guarantee that the funds will achieve their objective.
>
> The new Direxion Shares ETFs are designed to give investment advisors and sophisticated investors the ability to execute active trading strategies in all types of markets. The funds deliver increased market exposure via 3 to 1 leverage, long and short of their respective indices and afford investors the opportunity to effectively allocate capital to seek improved risk-adjusted returns. Direxion Shares ETFs represent the highest amount of leverage, currently available in the ETF space.
>
> "These eight leveraged index Bull and Bear ETFs will give our investors the ability to achieve increased exposure to the diversified Russell 1000®, Russell 2000®, Russell 1000® Energy and Russell 1000® Financial Services Indexes — critical investment tools for navigating changing markets," said Dan O'Neil, Direxion Shares' President. "We're thrilled to be the first to deliver portfolio solutions that track these dynamic Russell indexes using the power of leverage."

***

> The ETF structure allows investors to benefit from the flexibility and low cost features of an exchange traded fund product, coupled with the leveraged investment solution experience that Direxion Funds is known for in the mutual fund industry.
>
> "Our new leveraged Bull and Bear ETFs offer an unprecedented level of leverage in the ETF arena, something that today's dynamic investors are demanding," said Bill Francis, Direxion's Executive Vice President of Sales and Distribution. "Direxion Share will give savvy investors the array of important investment options they have been seeking to actively capitalize on the volatility of today's markets."

52. On November 19, 2008, the FAZ Fund began trading on the NYSE Arca.

53. The November 3rd, 2008 Prospectus for the FAZ Fund, describes the Funds' investment techniques and policies:

> Rafferty Asset Management, LLC ("Rafferty" or "Advisor"), the investment advisor to the Funds, uses a number of investment techniques in an effort to achieve the stated goal for each Fund. For the Bull Funds, Rafferty attempts to magnify the returns of each Bull Fund's index or benchmark for the relevant period. The Bear Funds are managed to provide returns inverse (or opposite) by a defined percentage to the return of each Bear Fund's index or benchmark for the relevant period. Rafferty creates net "long" positions for the Bull Funds and net "short" positions for the Bear Funds. (Rafferty may create short positions in the Bull Funds and long positions in the Bear Funds even though the net exposure in the Bull funds will be long and the net exposure in the Bear Funds will be short.) Long positions move in the same direction as the index or benchmark, advancing when the index or benchmark, advances and declining when the index or benchmark declines. Rafferty generally does not use fundamental securities analysis to accomplish such correlation. Rather, Rafferty primarily uses statistical and quantitative analysis to determine the investments each Fund makes and the techniques it employs. As a consequence, if a Fund is performing as designed, the return of the index benchmark will dictate the return for that Fund. Each Fund pursues its investment objective regardless of market conditions and does not take defensive positions.
>
> A Fund generally will hold a representative sample of the securities in its benchmark index. The sampling of securities that is held by a Fund is intended to maintain high correlation with, and similar aggregate characteristics (e.g., market

capitalization and industry weightings) to, the benchmark index. A Fund also may invest in securities that are not included in the index or may overweight or underweight certain components of the index.

A Fund's assets may be concentrated in an industry or group of industries to the extent that the Fund's benchmark index concentrates in a particular industry or group of industries. In addition, each Fund is non-diversified, which means that it may invest in the securities of a limited number of issuers.

Each Bull Fund and Bear Fund has a clearly articulated goal which requires the Fund to seek economic exposure in excess of its net assets. To meet its objectives, each Fund invests in some combination of financial instruments so that it generates economic exposure consistent with the Fund's investment objective.

The impact of market movements determines whether a portfolio needs to be re-positioned. If the target index has risen on a given day, a Bull Funds' net assets should rise, meaning the Fund's exposure may need to be increased. Conversely, if the target index has fallen on a given day, a Bull Fund's net assets should fall, meaning the Fund's exposure may need to be reduced. If the target index has risen on a given day, a Bear Fund's net assets should fall, meaning the Fund's exposure may need to be reduced. If the target index has fallen on a given day, a Bear Fund's net assets should rise, meaning the Fund's exposure may need to be increased. A Fund's portfolio may also need to be changed to reflect changes in the composition of an index and corporate actions like stock splits and spin-offs. Rafferty increases the Fund's exposure when its assets rise and reduces the Fund's exposure when its assets fall. To determine which instruments to purchase or sell, Rafferty identifies instruments it believes exhibit price anomalies among the relevant group of financial instruments to identify the more advantageous instrument.

Each Bull and Bear Fund is designed to provide daily investment returns, before fees and expenses, that are a multiple of the returns of its index or benchmark for the stated period. While Rafferty attempts to minimize any "tracking error" (the statistical measure of difference between the investment results of a Fund and the performance of its index or benchmark), certain factors will tend to cause a Fund's investment results to vary from the stated objective. A Fund may have difficultly in achieving its daily target due to fees and expenses, high portfolio turnover, transaction costs and/or a temporary lack of liquidity in the markets for the securities held by the Fund. In addition, a Fund may have difficulty achieving its daily target if the Fund's target index moves dramatically in a direction adverse to the Fund and the Fund is unable to maintain its portfolio. This should not occur unless the daily movement of the target index is in excess of 25%.

Each Bull and Bear Fund invests significantly in swap agreements, forward contracts, reverse repurchase agreements, options, including futures contracts, options on futures contracts and financial instruments such as options on securities and stock indices options, and caps, floors and collars. Rafferty uses these types of investments to produce economically "leveraged" investment results. Leveraging allows Rafferty to generate a greater positive or negative return than what would be generated on the invested capital without leverage, thus changing small market movements into larger changes in the value of the investments of a Fund.

Seeking daily leveraged investment results provides for greater gain and losses relative to benchmark performance. For instance, the Large Cap Bull 3X Shares seeks to provide, before fees and expenses, 300% of the daily return of the Russell 1000® Index. If the Russell 1000® Index gains 2% on a given day, the Large Cap Bull 3X Shares would be expected to about lose 6%. Conversely, if the Russell 1000® Index declines 2% on a given day, the Large Cap Bull 3X Shares would be expected to lose about 6%.

The Projected Return of a Bear Fund. A Bear Fund seeks to provide a daily return which is a multiple of the inverse (or opposite) of the daily return of a target index or benchmark. To create the necessary exposure, a Bear Fund engages in short selling — borrowing and selling securities it does not own. The money that a Bear Fund receives from short sales — the short sale proceeds — is an asset of the Bear Fund that can generate income to help offset the Bear Fund's operating expenses. If the Russell 1000® Index declines 2% on a given day, the gross expected return for the Large Cap Bull 3X Shares would be 6% and the net expected return, which factors in interest income and the impact of operating expenses, will be slightly higher under normal market conditions.

The Projected Return of Leveraged Index Fund for Periods Longer Than the Target Period. The Funds seek daily leveraged investment results which should not be equated with seeking a leveraged goal for longer than a day. For Instance, if the Russell 1000® Index gains 10% during a year, the Large Cap Bull 3X Shares should not be expected to provide a return of 30% for the year even if it meets its daily target throughout the year. This is true because of the financing charges noted above but also because the pursuit of daily goals may result in daily leveraged compounding, which means that the return of an index over a period of time greater than one day multiplied by a Fund's daily target or inverse daily target (*e.g.* 300% or -300%) will not generally equal a Fund's performance over that same period.

54. Primarily with respect to leverage, compounding, and volatility risks, the Prospectus made the following disclosures:

Correlation Risk

A number of factors may affect a Fund's ability to achieve a high degree of correlation with its benchmark, and there can be no guarantee that a Fund will achieve a high degree of correlation. A failure to achieve a high degree of correlation may prevent a Fund from achieving its investment objective. A number of factors may adversely affect a Fund's correlation with its benchmark, including fees, expenses, transaction costs, costs associated with the use of leveraged investment techniques, income items and accounting standards. A Fund may not have investment exposure to all securities in its underlying benchmark index, or its weighting of investment exposure to such stock or industries may be different from that of the index. In addition, a Fund may invest in securities or financial instruments not included in the index underlying its benchmark. A Fund may be subject to large movements of assets into and out of the Fund, potentially resulting in the Fund being over- or under-exposed to its benchmark. A Fund may be subject to large movements of assets into and out of the Fund, potentially resulting in the Fund being over- or under-exposed to its benchmark. Activities surrounding annual index reconstitution events may hinder the Funds' ability to meet the daily investment objective on the day. Each Fund seeks to rebalance its portfolio daily to keep leverage consistent with each Fund's daily investment objective.

Certain Funds are "leveraged" funds in the sense that they have investment objectives to match a multiple of the performance of an index on a given day. These Funds are subject to all of the correlation risks described above. In addition, there is a special form of correlation risk that derives from these Funds' use of leverage, which is that for periods greater than one day, the use of leverage tends to cause the performance of a Fund to be either greater than or less than the index performance times the stated multiple in the fund objective, before accounting for fees and fund expenses.

Each of the three graphs below shows a simulated hypothetical one year performance of an index compared with the performance of a Fund that perfectly achieves its investment objective of three times (300%) the daily index returns. The graphs demonstrate that, for periods greater than one day, a leveraged Fund is likely to underperform or over-perform (but not match) the index performance times the stated multiple in the Fund objective.

To isolate the impact of leverage, these graphs assume a) no dividends paid by the companies included on the index; b) no fund expenses and c) borrowing/lending rates (to obtain required leverage) of zero percent. If fund expenses were included, the Fund's performance would be lower than that shown. Each of the graphs also assumes a volatility rate of 15%, which is approximate for a major domestic index. An index's volatility rate is a statistical measure of the magnitude of fluctuations in the returns of an index. Other indexes to which the Funds are benchmarked have different historical volatility rates; certain of the Funds' historical volatility rates are substantially in excess of 15%.

Flat Market



One Year Index Returns
0.5
0.4
0.3
0.2
0.1
0
-0.1
-0.2
-0.3
-0.4
-0.5
Index 0%

Upward Trending Market



One Year Index Returns
0.5
0.4
0.3
0.2
0.1
0
-0.1
-0.2
-0.3
-0.4
-0.5
Index 15%

Downward Trending Market


0.5
0.4
0.3
0.2
0.1
0
-0.1
-0.2
-0.3
-0.4
-0.5
One Year Index Returns

Inverse Correlation Risk

Each Bear Fund is negatively correlated to its index or benchmark and should lose money when its index or benchmark rises — a result that is the opposite from conventional funds. Because each Bear Fund seeks daily returns inverse by a defined percentage to its index or benchmark, the difference between a Bear Fund's daily return and the price performance in its index or benchmark may be negatively compounded during periods in which the markets decline.

***

Tracking Error Risk

Several factors may affect a Fund's ability to achieve its daily target. A Fund may have difficulty achieving its daily target due to fees and expenses, high portfolio turnover, transaction costs, and/or a temporary lack of liquidity in the markets for the securities held by a Fund. A failure to achieve a daily target may cause a Fund to provide returns for a longer period that are worse than expected. In addition, a Fund that meets it daily target over a period of time may not necessarily produce the returns that might be expected in light of the returns of its index or benchmark for that period. Differences may result from the compounding effect of daily market fluctuations, the use of leverage and the Bear Funds' inverse correlation.

55. Suggesting that the Funds, including the FAZ Fund, are appropriate investment vehicles for long term and retail investors, the Prospectus discloses:

Shares may only be purchased from our redeemed with the Funds in Creation Units. As a result, ***retail investors*** generally will not be able to purchase or redeem Shares directly from or with the Funds. ***Most retail investors will purchase or sell Shares in the secondary market with the assistance of broker.*** Thus, some of the information contained in this prospectus such as information about purchasing and redeeming Shares with the Fund and all references to the transaction fee imposed on purchases and redemptions, is not relevant to ***retail investors.***

***

High Portfolio and Turnover Risk

Frequent trading could increase the rate of creations and redemptions of Fund Shares and the Funds' portfolio turnover, which could involve correspondingly greater expenses to a Fund, including brokerage commissions or dealer mark-ups/mark-downs and adverse tax consequences to a Fund's shareholders.

Unlike traditional mutual funds, however, each Fund issues and redeems its Shares at NAV per share in Creation Units, plus applicable transaction fees and each Fund's Shares may be purchased and sold on the Exchange at prevailing market prices. ***Given this structure, the risks of frequent trading may be less than in the case of a traditional mutual fund.*** Nevertheless, to the extent that purchases and redemptions directly with the Funds are effected in cash rather than through a combination or redemption of portfolio securities, frequent purchases and redemptions could still increase the rate of portfolio turn-over.

The costs associated with the Funds' portfolio turnover will have a negative impact on longer-term investors. Although the Funds reserve the right to reject any purchase order or suspend the offering of Fund Shares, the Funds do not currently impose any trading restrictions on Fund shareholders nor actively monitor for trading abuses.

***

A Precautionary Note to Retail Investors. The Depository Trust Company ("DTC"), a limited trust company and securities depositary that serves as a national clearinghouse for the settlement of trades for its participating banks and broker-dealers, or its nominee will be the registered owner of all outstanding Shares of each Fund of the Trust. Your ownership of Shares will be shown on the records of DTC and the DTC Participant broker through whom you hold the Shares. THE TRUST WILL NOT HAVE ANY RECORD OF YOUR OWNERSHIP. ***Your account information will be maintained by your broker,***

> ***who will provide you with statements, confirmations of your purchase and sales of Shares, and tax information.*** Your broker also will be responsible for ensuring that you receive shareholder reports and other communications from the Fund whose Shares you own. Typically, you will receive other services (e.g., average cost information) only if your broker offers these services.

(emphasis in bold italics added).

56. The Statement of Additional Information ("SAI") incorporated into the Prospectus by reference contains the following additional misleading risk disclosures:

> Risk of Tracking Error
>
> Several factors may affect a Fund's ability to track the performance of its applicable index. Among these factors are: (1) Fund expenses, including brokerage expenses and commissions (which may be increased by high portfolio turnover); (2) less than all of the securities in the target index being held by a Fund and securities not included in the target index being held by the Fund; (3) an imperfect correlation between the performance of instruments held by a Fund, such as futures contracts and options, and the performance of the underlying securities in the cash market comprising an index; (4) bid-ask spreads; (5) a Fund holding instruments that are liquid or the market for which becomes disrupted; (6) the need to conform a Fund's portfolio holdings to comply with the Fund's investment restrictions or policies, or regulatory or tax law requirements; and (7) market movements that run counter to a Bull Fund's investments (which will cause divergence between a Fund and its target index over time due to the mathematical effects of leveraging).
> While index futures and options contracts closely correlate with the applicable indices over longer periods, short-term deviation, such as on a daily basis, does occur with these instruments. As a result, a Fund's short-term performance will reflect such deviation from its target index.
>
> In the case of Bear ETFs whose NAVs are intended to move inversely from their target indices, the factor of compounding also may lead to tracking error. Even if there is a perfect inverse correlation between a Fund and the return of its applicable target index on a daily basis, the symmetry between the changes in the benchmark and the changes in a Fund's NAV can be altered significantly over time by a compounding effect. For example, if a Fund achieved a perfect inverse correlation with its target index on every trading day over an extended period and the level of returns of that index significantly decreased during that period, a compounding effect for that period would result, causing an increase in a Fund's NAV by a percentage that is somewhat greater than the percentage that the index's

returns decreased. Conversely, if a Fund maintained a perfect inverse correlation with its target index over an extended period and if the level of returns of that index significantly increased over that period, a compounding effect would result, causing a decrease of a Fund's NAV by a percentage that would be somewhat less than the percentage that the index returns increased.

Leverage

Each Fund intends regularly to use leveraged investment techniques in pursuing its investment objective. Utilization of leverage involves special risks and should be considered to be speculative. Leverage exists when a Fund achieves the right to a return on a capital base that exceeds the amount the Fund has invested. Leverage creates the potential for greater gains to shareholders of these Funds during favorable market conditions and the risk of magnified losses during adverse market conditions. Leverage is likely to cause higher volatility of the net asset values of these Funds' Shares. Leverage may involve the creation of a liability that does not entail any interest costs or the creation of a liability that requires the Fund to pay interest which would decrease the Fund's total return to shareholders. If these Funds achieve their investment objectives, during adverse market conditions, shareholders should experience a loss greater than they would have incurred had these Funds not been leveraged.

Special Note Regarding the Correlation Risks of Bull Funds. As discussed in the Prospectus, each of the Funds is a "leveraged," or Bull Fund, in the sense that each has an investment objective to match a multiple of the performance of an index on a given day. The Funds are subject to all of the correlation risks described in the Prospectus. In addition, there is a special form of correlation risk that derives from the Fund's use of leverage which is that for periods greater than one day, the use of leverage tends to cause the performance of a Fund to be either greater than, or less than, the index performance times the stated multiple in the fund objective.

A Bull Fund's return for periods longer than one day is primarily a function of the following:

(a) index performance;

(b) index volatility;

(c) financing rates associated with leverage;

(d) other fund expenses;

(e) dividends paid by companies in the index; and

(f) period of time.

> The fund performance for a Bull Fund can be estimated given any set of assumptions for the factors described above. The tables below illustrate the impact of two factors, index volatility and index performance, on a Bull Fund. Index volatility is a statistical measure of the magnitude of fluctuations in the returns of an index and is calculated as the standard deviation of the natural logarithms of one plus the index return (calculated daily), multiplied by the square root of the number of trading days per year (assumed to be 252). The tables show estimated fund returns for a number of combinations of index performance and index volatility over a one year period. Assumptions used in the tables include a) no dividends paid by the companies included in the index; b) no fund percent; and c) borrowing/lending rates (to obtain leverage) of zero percent. If fund expense were included, the fund's performance would be lower than shown.
>
> The first table below shows an example in which a Bull Fund that has an investment objective to correspond to three times (300% of) the daily performance of an index. The Bull Fund could be expected to achieve a 30% return on a yearly basis if the index performance was 10%, absent any costs of the correlation risk or other factors described above and in the Prospectus under "Correlation Risk." However, as the table shows, with an index volatility of 20%, such a fund would return 18.02%, again absent any costs or other factors described above and in the Prospectus under "Correlation Risk." In the charts below, areas shaded green represent those scenarios where a Bull Fund with the investment objective described will outperform (i.e., return more than) the index performance times that stated multiple in the Fund's investment objective; conversely areas shaded red represent those scenarios where the Fund will underperform (i.e., return less than) the index performance times the stated multiple in the Fund's investment objective.

57. Directly below these disclosures, the Statement of Additional Information depicts three tables intended to illustrate (a) estimated Fund return over one year when the Fund objective is to seek daily investment results, before fund fees and expenses and leverage costs, that correspond to 300% of the daily performance of an index; (b) estimated Fund return over one year when the Fund objective is to seek daily investment results, before fees and expenses, that correspond to the inverse (minus 100%) of the daily performance of an index (c) estimated fund

return over one year when the fund objective is to seek daily investment results, before fees and expenses, that correspond to three times inverse (minus 300%) of the daily performance of an index. Without additional narrative or explanation, Direxion Shares states that these three tables are intended to isolate the effect of index volatility and index performance on the return of a Bull Fund and that the Fund's actual returns may be significantly greater than the returns shown above as a result of any of the factors discussed above or under "Correlation Risk" in the prospectus.

58. All of the above disclosures were materially misleading because they failed to disclose:

- Inverse correlation between the FAZ Fund and the Russell 1000 Financial Services Index over time would only happen in the rarest of circumstances, and inadvertently, if at all;
- The extent to which performance of FAZ Fund would inevitability diverge from the performance of the Russell 1000 Financial Services Index – i.e., the probability, if not certainty of spectacular tracking error;
- The severe consequences of high market volatility on the FAZ Fund's investment objective and performance;
- The severe consequences of inherent path dependency in periods of high market volatility on the FAZ Fund's performance;
- The role the FAZ Fund plays in increasing market volatility, particularly in the last hour of trading;
- The consequences of the FAZ Fund's daily hedge adjustment always going in the same direction as the movement of the underlying index, notwithstanding that it is an inverse leveraged ETF;
- The FAZ Fund causes dislocations in the stock market;
- The FAZ Fund offers a seemingly straightforward way to obtain desired exposure, but such exposure is not attainable through the FAZ Fund.

59. On December 9, 2008, Direxion Shares supplemented its Registration Statement and Prospectus in a filing with the SEC on Form 497. In this document, Direxion Shares disclosed for the first time that the Funds are intended to be used as short-term vehicles. In particular, the Supplemented Prospectus filed December 7, 2008, disclosed:

> The Funds are exchange-traded funds that seek *daily leveraged* investment results. The Funds are intended to be used as short-term trading vehicles. The pursuit of leveraged investment goals means that the Funds are riskier than alternatives which do not use leverage. Further, the pursuit of *daily* leveraged investment goals means that the return of a Fund for a period longer than a single day will be a product of the series of daily leveraged returns for each day during the relevant period. As a consequence, especially in periods of market volatility, the path of the benchmark during the period of market volatility, may be at least as important to the Fund's return for the period as the cumulative return of the benchmark of the relevant period. The Funds are not suitable for all investors. The Funds should be utilized only by sophisticated investors who (a) understand the risks associated with the use of leverage, (b) understand the consequences of seeking daily leveraged investment results and (c) who intend to actively monitor and manage their investments. There is no assurance that the Funds will achieve their objectives and an investment in a Fund could lose money. No single Fund is a complete investment program.

(emphasis in original).

60. Direxion Shares, however, stopped short of making the types of disclosures that would render the December 9th Prospectus not materially misleading. Significantly, Direxion Shares failed to disclose that its Funds were appropriate investment vehicles for day trades only and that they were inappropriate investment vehicles for traders who intended to hold their Fund positions for periods greater than one day.

61. Moreover, Direxion Shares, again included language in the Prospectus that suggested that its Funds, including the FAZ Fund, were appropriate for retail investors and investors that intended to hold positions for longer than one day:

Shares may only be purchased from or redeemed with the Funds in Creation Units. As are result, ***retail investors*** generally will not be able to purchase or redeem Shares directly from or with the Funds. ***Most retail investors will purchase or sell Shares in the secondary market with the assistance of a broker.*** Thus, some of the information contained in this prospectus, such as information about purchasing and redeeming Shares from or with a Fund and all references to the transaction fee imposed on purchases and redemptions, is not relevant to ***retail investors.***

***

High Portfolio and Turnover Risk

Frequent trading could increase the rate of creations and redemptions of Fund Shares and the Funds' portfolio turnover, which could involve correspondingly greater expenses to a Fund, including brokerage commissions or dealer mark-ups/mark-downs and adverse tax consequences to a Fund's shareholders.

Unlike traditional mutual funds, however, each Fund issues and redeems its Shares at NAV per share in Creation Units plus applicable transaction fees and each Fund's Shares may be purchased and sold on the Exchange at prevailing market prices. ***Given this structure, the risks of frequent trading may be less than in the case of a traditional mutual fund.*** Nevertheless, to the extent that purchases and redemptions directly with the Funds are effected in cash rather than through a combination or redemption of portfolio securities, frequent purchases and redemptions could still increase the rate of portfolio turn-over.

The costs associated with the Funds' portfolio turnover will have a negative impact on longer-term investors. Although the Funds reserve the right to reject any purchase orders or suspend the offering of Fund Shares, the Funds do not currently impose any trading restrictions on Fund shareholders nor actively monitor for trading abuses.

***

A Precautionary Note to Retail Investors. The Depository Trust Company ("DTC"), a limited trust company and securities depositary that serves as a national clearinghouse for the settlement of trades for its participating banks and broker-deals, or its nominees will be the registered owner of all outstanding Shares of each Fund or Trust. Your ownership of Shares will be shown on the records of DTC and the DTC Participant broker through whom you hold the shares and the TRUST WILL NOT HAVE ANY RECORD OF YOUR OWNERSHIP. ***Your account information will be maintained by your broker,***

> ***who will provide you with account statements, confirmations of your purchases and sales of Shares; and tax information.*** Your broker also will be responsible for ensuring that you receive shareholder reports and other communications from the Fund whose Shares you own. Typically, you will receive other services (e.g. average cost information) only if your broker offers these services.

(emphasis in bold italics added).

62. Once again, the Prospectus also provides hypothetical examples of fees and expenses that investors may encounter over 1 year and 3 year periods, indicating that investing for periods greater than one day is a perfectly acceptable investing strategy.

63. In addition to the previous disclosures made in the November 3, 2008 Supplemental Prospectus and Statement of Additional Information, with respect to rebalancing risk and market volatility risk the Prospectus made the following additional inadequate disclosures:

> Each Fund seeks to provide a return which is a multiple of the daily performance of its benchmark. No Fund attempts to, and no Fund should be expected to, provide returns which are a multiple of the return of the benchmark for periods longer than a single day. Each Fund rebalances its portfolio on a daily basis, increasing exposure in response to that day's gains or reducing exposure in response to that day's losses. Daily rebalancing will impair a Fund's performance if the benchmark experiences volatility. For instance, a hypothetical 3X Fund, whether Bull or Bear would be expected to lose 6.48% (as shown in Graph 1 below) if its benchmark were flat over a hypothetical one year period during which its benchmark experienced annualized volatility of 15%. If the benchmark's annualized volatility were to rise to 40%, the hypothetical loss for a one year period would widen to approximately 38% (as illustrated in Graph 2). The volatility for the Russell 1000 Index for the 12 months ended November 30, 2008, was approximately 40%, as compared to volatility of 15% for the same period one year earlier. An index's volatility rate is a statistical measure of the magnitude of fluctuations in the returns of an index. Other indexes to which the Funds are benchmarked have different historical volatility rates; certain of the Funds' current volatility rates are substantially in excess of 40%. Since market volatility, like that experienced by the markets currently, has negative implications for Funds which rebalance daily, investors should be sure to monitor and manage their investments in the Funds in volatile markets. The graphs assume that the

Fund perfectly achieves its investment objective. To isolate the impact of leverage, these graphs assume a) no dividends paid by the companies included on the index; (b) no fund expenses; and (c) borrowing/lending rates (to obtain required leverage) of zero percent. If fund expenses were included, the Fund's performance would be lower than that shown.

Graph 1


50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
-50.0%

Graph 2


50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-30.0%
-40.0%
-50.0%

64. On December 17, 2008, Direxion Shares again filed a post-effective amendment to its Registration Statement. The amended Registration Statement, which became effective on February 15, 2009, contained the same misleading disclosures that were contained in the December 9, 2009 Prospectus.

65. On December 17, 2008, Direxion Shares issued a press release announcing that it had added six new leveraged ETFs to its existing fund lineup. The press release stated in part:

> "Our first eight Direxion Shares ETFs have been extremely well received by sophisticated advisors and institutional investors – some seeking to hedge positions in their portfolios and others seeking to take advantage of the current volatile markets," stated Dan O'Neill, Direxion Shares' President. "We experienced remarkable levels of trading volume following the launch of our initial ETFs, garnering over $800 million in assets in the first five weeks, as of 12/12/2008. The reception of these funds in the marketplace has been overwhelmingly positive."
>
> Much like the first eight Direxion Shares ETFs launched in November 2008, these six new ETFs afford investment advisors and sophisticated investors the ability to execute active trading strategies in varying market types. The funds deliver increased market exposure of 300 percent, long and short, of their respective indices. The suite of Direxion Shares ETFs represents the highest amount of leverage currently available in the ETFs space.
>
> ***
>
> By providing both Bull and Bear versions of each of the indexes, Direxion gives seasoned investors the ability to seek competitive returns in rising and falling markets across a wide spectrum of diversified assets. The ETF structure allows investors to benefit from the flexibility of an exchange traded fund product, coupled with the leveraged investment solution experience that Direxion is known for in the mutual fund industry.

66. On January 8, 2009, Direxion issued a press release announcing that it had added two 3X leveraged ETFs to its existing fund offerings. The press release stated in part:

> "We received such a wonderful response from investors after the launch of our first fourteen ETFs last year," stated Dan O'Neill, Direxion Shares' President. "Trading volume for the products has been quite high, mainly due to the fact that we now offer investors the highest amount of leverage available in the market place on the long and the short side. Additionally, the flexibility that these products afford investors can prove quite valuable in these volatile markets." Many sophisticated advisors and institutional investors are using these 3X ETFs to hedge the positions in their current portfolios, while others are using the Funds to seek to take advantage of the volatility found in today's markets. The Direxion

Shares ETFs represent the highest amount of leverage currently available in the ETF space.

***

By providing both and a Bull and a Bear Fund to track each of the indexes, Direxion gives seasoned investors the ability to seek competitive returns in rising and falling markets across a wide spectrum of diversified assets.

67. All the discussed disclosures were false or misleading because they failed to disclose:

- Inverse correlation between the FAZ Fund and the Russell Financial Services Index over time would only happen in the rarest of circumstances, and inadvertently, if at all;

- The extent to which performance of the FAZ Fund would inevitably diverge from the performance of the Russell 1000 Financial Services Index – *i.e.,* the probability, if not certainty, of spectacular tracking errors;

- The severe consequences of high market volatility on the FAZ Fund's investment objective and performance;

- The severe consequences of inherent path dependency in periods of high market volatility on the FAZ Fund's performance;

- The role the FAZ Fund plays in increasing market volatility, particularly in the last hour of trading;

- The consequences of the FAZ Fund's daily hedge adjustment always going in the same direction as the movement of the underlying index, notwithstanding that it is an inverse leveraged ETF;

- The FAZ Fund causes dislocations in the stock market;

- The FAZ Fund offers a seemingly straightforward way to obtain desired exposure, but such exposure is not attainable through the FAZ Fund.

68. Significantly, Direxion Shares failed to disclose that mathematical compounding actually prevents the FAZ Fund from achieving its stated objective over a period of time greater than one day. Another ETF provider, ProShares Trust, did disclose this fact in a Form 10-K filed

with the SEC on March 31, 2009 ("the Funds do not seek to achieve their stated objective over a period of time greater than one day because mathematical compounding prevents the Funds from achieving such results."). Disclosures that state merely that the return of the index over a period of time greater than one day multiplied by a Funds' specified multiple or inverse multiple "may" or "will not generally" equal a Funds' performance over that same period are misleading of the virtual impossibility of the FAZ Fund's ability to correlate to the Russell 1000 Financial Services Index over time.

69. On April 10, 2009, Direxion Shares began to come clean about the true risks of its highly leveraged ETF products when it disclosed, among other things, in its supplemented Prospectus filed with the SEC that day "[t]he returns of each Fund for periods longer than a single day, especially in periods of market volatility, may be completely uncorrelated to the Funds benchmark for such period[;]. . . . the Funds are not intended to be used by, and are appropriate for, investors who intend to hold positions:"

> **The Funds offered in this Prospectus are exchange-traded funds but they are very different from most exchange-traded funds. First, all of the Funds pursue leveraged investment goals, which means that the Funds are riskier than alternatives that do not use leverage because the Funds magnify the performance of the benchmark on an investment. Second, each of the Bear Funds pursue investment goals which are inverse to the performance of its benchmark, a result opposite of most exchange-traded funds. Third, each Fund offered in this Prospectus seeks daily leveraged investment results.** ***The return of each Fund for periods longer than a single day, especially in periods of market volatility, may be completely uncorrelated to the return of the Fund's benchmark for such longer period.***
>
> **The Funds are intended to be used as short-term trading vehicles for investors managing their portfolios on a daily basis. The Funds are not intended to be used by, and are not appropriate for, investors who intend to hold positions. The Funds should be utilized only by sophisticated investors who (a) understand the risks associated with the use of leverage, (b)**

understand the consequences of seeking daily leveraged investment results, (c) understand the risk of investments on a daily basis. Investors who do not understand the Funds or do not intend to manage the funds on a daily basis should not buy the Funds. There is no assurance that the Funds will achieve their objectives and an investment in a Fund could lose money. No single Fund is a complete investment program.

(italicized emphasis added).

70. With respect to daily rebalancing risk and volatility risk, the Prospectus further disclosed:

> Each Fund seeks to provide a return which is a multiple of the daily performance of its benchmark. No Fund attempts to, and no Fund should be expected to, provide returns which are a multiple of the return of the benchmark for periods longer than a single day. Each Fund rebalances its portfolio on a daily basis, increasing exposure in response to that day's gains or reducing exposure in response to the day's losses. Daily gains or reducing exposure in response to that day's losses. Daily rebalancing will impair a Fund's performance if the benchmark experiences volatility. For instance, a hypothetical 3X Bull Fund would be expected to lose 11% (as shown in the Table 1 below) if its benchmark provided no return over a one year period during which its benchmark experienced annualized volatility of 20%. A hypothetical 3X Bear Fund would be expected to lose 14% (as shown in the Table 1 below) if its benchmark provided no return over a one year period during which its benchmark experienced annualized volatility of 20%. If the benchmark's annualized volatility were to rise to 40%, the hypothetical loss for a one year period for a Bull Fund widens to approximately 38% while the loss for a Bear Fund rises to 46%. ***At higher ranges of volatility, there is a change of near complete loss of Fund value even if the benchmark is flat. For instance, if annualized volatility of the benchmark is 90% both a Bull and Bear Fund targeted to the same benchmark would be expected to lose more than 90% of their value even if the cumulative benchmark return for the year was 0%. An index's volatility rate is a statistical measure of the magnitude of fluctuations in the returns of an index.***

Table 1

Volatility Range	Bull Fund Loss	Bear Fund Loss
10%	-3%	-4%
20%	-11%	-14%

30%	-24%	-29%
40%	-38%	-46%
50%	-53%	-64%
60%	-67%	-80%
70%	-78%	-94%
80%	-87%	-93%
90%	-92%	-97%
100%	-96%	-99%

Table 2 shows the range of volatility for each of the indexes to which one of the Funds is benchmarked over the six months ended February 27, 2009. (In historical terms, volatility ranges during this period were extremely high.) The indexes to which the Funds are benchmarked have historical volatility rates over the period ranging from 3% to 26%. Since market volatility, like that experienced by the markets currently, has negative implications for the performance for periods longer than a single day for Funds which rebalance daily, investors should be sure to monitor and manage their investments in the Funds in volatile markets. Investors can use Table 1 and Table 2 together to understand the risks of holding the Fund for long periods. ***These table are intended to simply underscore the fact that the Funds are designed as short-term trading vehicles for investors managing their portfolios on a daily basis. They are not intended to be used by, and are not appropriate for, investors who intend to hold positions in an attempt to generate returns through time.***

Table 2

Index	Volatility Range
BNY BRIC Select ADR Index®	99%
BNY China Select ADR Index®	82%
Indus India Index	82%
MSCI EAFE® Index	67%
MSCI Emerging Markets Index℠	100%
MSCI US REIT Index℠	111%

NYSE Current 2 Year U.S. Treasury Index	3%
NYSE Current 5 Year U.S. Treasury Index	8%
NYSE Current 10 Year U.S. Treasury Index	13%
NYSE Current 30 Year U.S. Treasury Index	26%
Russell 1000®Index	57%
Russell 1000®Energy Index	83%
Russell 1000®Financial Services Index	93%
Russell 1000®Technology Index	60%
Russell 2000®Index	64%
Russell 3000®Index	58%
Russell Midcap®Index	62%
S&P Global Clean Energy Index™	93%
S&P Homebuilding Select Industry Index℠	118%
S&P Latin American 40 Index	101%

(emphasis added).

71. The Prospectus also for the first time titled its ETFs "daily funds" as exemplified by the new title given to the FAZ Fund, the "Direxion ***Daily*** Financial Bear 3X Shares." (emphasis added)

72. On June 11, 2009, FINRA issued Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice cautioned that "**inverse and leveraged ETFs . . . typically are unsuitable for *retail investors* who plan to hold them for longer than one trading session,** particularly in volatile markets." (emphasis added). FINRA also reminded those who deal in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate."

Thereafter, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products . . ."

73. FINRA issued additional warnings on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis – but with the effects of compounding over a longer timeframe, results differ significantly.

74. Since FINRA's warnings, Edward Jones & Company ("Edward Jones") halted the sale of its non-traditional ETFs, such as the FAZ FUND. Edward Jones called ETFs like the FAZ Fund "one of the most misunderstood and potentially dangerous types of ETFs."

75. UBS has also said it would not trade ETFs that use leverage or sell an asset short. Similarly, Ameriprise Financial and LPL Investment Holdings, Inc. have prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo and Morgan Stanley Smith Barney are now also reviewing their policies on non-traditional ETFs.

76. As reported on July 30, 2009 by the Wall Street Journal, Charles Schwab ("Schwab") issued an unusual warning on July 28, 2009 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting. . . .Proceed with extreme caution."

77. On August 18, 2009, the SEC staff and FINRA issued an alert entitled "Leveraged and Inverse ETFs: Specialized Products with Extra Risks for Buy-And-Hold Investors." The

alert was issued "because we believe individual investors may be confused about the performance objectives of leveraged and inverse exchange-traded funds (EFTs)." The alert advised investors that before investing in leveraged ETFs investors should ask:

- **What happens if I hold longer than one trading day?** While there may be trading and hedging strategies that justify holding these investments longer than a day, buy-and-hold investors with an intermediate or long-term time horizon should carefully consider whether these ETFs are appropriate for their portfolio. As discussed above, because leveraged and inverse ETFs reset each day, their performance can quickly diverse from the performance of the underlying index or benchmark. In other words, it is possible that you could suffer significant losses even if the long term performance of the index showed again.

78. And in a news release dated August 18, 2009, NASAA, whose members include securities administrators of the 50 United States, "identified real estate investment schemes, leveraged ETFs, private placement offerings, natural resources investments, and Ponzi schemes as the greatest potential threats to investors this year." With respect to leveraged ETFs, NASAA stated:

> Leveraged Exchange Traded Funds (ETFs). ***This relatively new financial product has been offered to individual investors who may not be aware of the risks these funds carry.*** The funds, which trade throughout the day like a stock, use exotic financial instruments, including options and other derivatives, and promise the potential to provide greater than market returns as the value of the underlying assets rise or fail. **Given their volatility, these funds typically are not suitable for most *retail investors.***

(emphasis added).

79. On August 23, 2009, the Chicago Sun-Times ran a story concerning the SEC's alert. The article, entitled "SEC Sounds Rare Investor Alarm," provided in part:

> Something extraordinary happened last week on the investor protection front. Perhaps you missed it. An entire category of investments was deemed dangerous for ordinary people.

> Exchange-traded funds that leverage your holdings could lead to outsized losses, the Securities and Exchange Commission said. It said brokers and financial advisors should advise people away from them unless they plan to hold them for just a day.
>
> ***
>
> Many people are duped by the ETF label. ETFs are supposed to be simple, a potentially lower-cost alternative to mutual funds, and that's how they started, simply tracking an index or a basket of stock in a particular industry. Then derivatives changed the game.
> Companies introduced ETFs designed to double or triple the gains or losses of the benchmark. Then they introduced funds that would do the same thing in inverse proportions of the benchmark. . . .
>
> The problem with leveraged ETFs comes down to the magic and mystery of compounded returns. If you leave your money in a leveraged ETF over time, your return can differ drastically from the fund's stated goal, especially in volatile markets. FINRA gave the example of a five-month period in which the Russell 1000 Financial Services Index gained 8 percent, while an ETF seeking to deliver three times its daily returns fell 53 percent.
>
> Morning Star, the Chicago-based investment analysis provider, has published several pieces warning investors about leveraged ETFs. John Gabriel, ETF analyst at Morning Star, said some large brokerages and financial advisor networks, such as LPL, Edward Jones, UBS and Ameriprise have imposed restrictions on their sale. Morgan Stanley and Wells Fargo are considering restrictions as investors' losses multiply.
> "Investor protection is at the forefront of everybody's concerns," Gabriel said. "These firms don't want anything to stain their reputation."

80. The FAZ Fund is supposed to deliver triple the inverse return of the Russell 1000 Financial Services which fell approximately 12.6% from December 9, 2008 through April 9, 2009, ostensibly creating a profit to investors who anticipated a decline in the U.S. financial services market. In other words, the FAZ Fund should have appreciated by approximately 38% (3X the inverse of the decline in the Russell 1000 Financial Services Index) during the period. However, the FAZ Fund actually fell approximately 12% during the period — the antithesis of a

directional play. During the period November19, 2008 through April 9, 2009, the Russell 1000 Financial gained approximately 6.7%. Accordingly, the FAZ Fund should have lost approximately 20% of its value during this period. However, the FAZ Fund actually fell approximately 92% during this period. Underscoring just how dysfunctional Direxion Shares' Funds actually are, during the same period Direxion Shares' Financial Bull 3X Shares (the "FAS Fund"), which also tracks the Russell 1000 Financial Services Index, but whose investment objective is the exact opposite of the FAZ Fund, also was down 58%. During the six month period ending April 30, 2009, the Russell 1000 Financial Services Index was down approximately 23%, yet both the FAZ and FAS Funds were down approximately 86% during this period.

81. The FAZ Fund reached an intraday high of $201.86 per share in November 2008. On June 9, 2009, it closed at $4.34 per share, a loss of nearly 98%.

82. Investors who acquired shares of the FAZ Fund during the Class Period thought that they were protecting their assets by hedging against the unprecedented drop in the financial markets. However, instead of increasing in value as the Russell 1000 Financial Services Index declined, the value of the FAZ Fund also declined, thereby causing the financial losses to Plaintiff and members of the Class even though, directionally speaking, they invested correctly.

83. Given the FAZ Fund's dramatic tracking error, the fact that Plaintiff and the Class invested their monies on the correct directional play has been rendered meaningless. The FAZ Fund is therefore the equivalent of a defective product. The FAZ Fund did not do what it was purportedly designed to do, represented to do, or advertised to do.

84. The Registration Statement did not disclose that the FAZ Fund is defective as a directional investment play. In order to sufficiently and accurately disclose this counter-intuitive reality, the Registration Statement would have had to clearly explain that, notwithstanding the name of the FAZ Fund, the investment objective of the FAZ Fund and the purpose of Direxion Bear Funds generally, the FAZ Fund would perform precisely the opposite of investors' reasonable expectations.

85. Moreover, by its very construct the FAZ Fund actually experiences volatility, thus directly contributing to its own failure as an instrument for anything other than a day trade. By bifurcating an index into long side and short side ETFs, Direxion Shares eliminates an "out" for the market maker, causing the market maker to actually hedge in the underliers. With a normal security, all buyers and sellers come to a central meeting place, and buyers can be matched easily with sellers, and a price is reached. However, with a specifically one-sided instrument, rather than one common product that investors can be either long or short in, an ETF contributes to dislocations. Direxion Shares purposely segments the longs and the shorts, and that, by definition, creates illiquidity. Direxion Shares failed to sufficiently disclose as much to Plaintiff and the Class.

86. Direxion Shares' attempt to explain the relationship between compounding and volatility vis-à-vis an acknowledgment that periods of higher index volatility will cause the effect of compounding to be more pronounced does not at all explain to investors that: (a) volatility erodes returns and wealth accumulation, a fact not commonly understood; (b) the path that returns take over time has important effects on mid- and long-term total return achieved; (c) the return–volatility relationship matters even more so where leverage is employed. In short, with

triple leveraged ETFs, such as the FAZ Fund, investors receive at least three times the risk of the index but less than three times the return. The drag imposed by return volatility makes such a result inevitable. Clearly, this is not a desirable outcome for investors seeking to hedge against a declining market.

87. Investors in Direxion Shares funds, including the FAZ Fund, were misled. Direxion Shares violated the registration requirements of the Securities Act: "To protect investors by promoting full disclosure of information thought necessary to informed investment decisions."

88. Leveraged and inverse ETFs such as the FAZ Fund do not constitute a suitable or solid investment or hedging strategy for investors to hold their position for longer than one day.

89. Direxion Shares' Registration Statement failed to disclose the material facts set forth in this Complaint necessary to render the statements made in its Registration Statement not misleading to Plaintiff and the Class.

COUNT I

Against Direxion Shares And The Individual Defendants for Violations of Section 11 of the Securities Act

90. This Count is asserted against Direxion Shares and the Individual Defendants for violations of Section 11 of the Securities Act, 15 U.S.C. §77k, on behalf of the Class.

91. The Registration Statement was false and misleading, contained untrue statements of material fact and omitted other facts necessary to make the statements not misleading, and failed to disclose material facts as described above.

92. Direxion Shares is the issuer of the FAZ Fund shares sold via the Registration Statement. As issuer, it is strictly liable to Plaintiff and members of the Class for the misstatements and omissions contained therein.

93. The Individual Defendants were executive officers and representatives of the Company and signed the Registration Statement and were responsible for its contents and dissemination. As such, the Individual Defendants issued, caused to be issued, and participated in the issuance of materially false and misleading written statements that were contained in the Registration Statement, which misrepresented or failed to disclose, among other things, the facts set forth above. By reasons of the conduct alleged herein, each of these Defendants violated Section 11 of the Securities Act.

94. The Individual Defendants, as officers of the Company, owed to the Class the duty to make a reasonable and diligent investigation of the statements contained in the Registration Statement at the time it became effective to ensure that said statements were true and that there were no omissions of material fact which rendered the statements therein materially false and misleading. The Individual Defendants did not make a reasonable investigation or possess reasonable grounds to believe that the statements contained in the Registration Statement were true and without omissions of any material facts and were not misleading. Accordingly, the Individual Defendants are liable to Plaintiff and the Class who purchased Direxion Shares pursuant to the Registration Statement.

95. Plaintiff and other members of the Class who acquired the securities pursuant to the Registration Statement were not aware of the wrongful conduct alleged herein or of the facts

concerning the untrue and misleading statements and omissions alleged herein, and could not have reasonably discovered such facts or wrongful conduct.

96. None of the misrepresentations or omissions alleged herein were forward-looking statements but, rather, concerned existing facts. Moreover, Defendants did not properly identify any of these statements as forward-looking statements and did not disclose information, known to them, that undermined the validity of those statements.

97. Less than one year elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this complaint is based to the time that the first complaint was filed asserting claims arising out of the falsity of the Registration Statement. Less than three years elapsed from the time that the securities upon which this Count is brought were bona fide offered to the public to the time that the first complaint was filed asserting claims arising out of the falsity of the Registration Statement.

98. Plaintiff and the other members of the Class have sustained damages. The value of the Company's shares has declined substantially due to the violations of Section 11 of the Securities Act by the Individual Defendants.

99. By reason of the foregoing, the Individual Defendants are liable for violations of Section 11 of the Securities Act to Plaintiff and the Class who purchased or otherwise acquired the Company's shares pursuant to the Registration Statement.

COUNT II

Violations of §15 of the Securities Act
Against the Individual Defendants and Rafferty

100. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants and Rafferty.

101. Each of the Individual Defendants and Rafferty acted as controlling persons of Direxion shares within the meaning of Section 15 of the Securities Act. The Individual Defendants and Rafferty were each trustees or officers and/or directors and/or otherwise control persons of Direxion Shares charged with the responsibility of overseeing its operations. Each controlling person had the power to influence and exercised the same to cause the unlawful acts and conduct complained of herein.

102. By reason of such conduct, the Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their purchases of shares of the FAZ Fund.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying plaintiff as class representative under Rule 23 of the Federal Rules and Civil Procedure;

B. Awarding compensatory damages in favor of plaintiff and other Class members against all Defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

D. Awarding damages in the form of rescission; and

E. Such equitable/injunctive or other relief as deemed appropriate by the Court.

JURY DEMAND

Jury Trial Demanded.

Dated: October 5, 2009

Respectfully submitted,

WEISS & LURIE

Joseph H. Weiss
551 Fifth Avenue
New York, NY 10176
(212) 682-3025
(212) 682-3010 Fax

Counsel for Plaintiff

PLAINTIFF CERTIFICATION

Thomas C. Longman ("Plaintiff") hereby states that:

1. Plaintiff has reviewed the complaint and has authorized the filing of a similar or an amended complaint on his behalf.

2. Plaintiff did not purchase any common stock or other securities of Financial Bear3X Shares Fund ("FAZ" or the "Fund"") at the direction of his counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. The following includes all of Plaintiff's transactions in the Fund during the class period specifred in the complaint.

See Schedule A attached hereto

5. Plaintiff has not sought to serve as a representative party on behalf of a class under the federal securities laws during the last three years.

6) Plaintiff will not accept any payment for serving as a representative party on behalf of a class except to receive his pro rata share of any recovery, or as ordered or approved by the court including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

Plaintiff declares under penalty of perjury that the foregoing is true and correct.

Executed this 30day of September, 2009.

Thomas C. Longman

SCHEDULE A

3/26/2009	Buy	200	$19.50
3/30/2009	Sell	200	$24.70
4/1/2009	Buy	300	$19.25
4/2/2009	Buy	300	$16.69
4/6/2009	Sell	300	$16.71